SI INTERNATIONAL

2006 Annual Report



Rapid Response • Rapid Deployment®

SI International, a member of the Russell 2000 index, is a provider of information technology and network solutions (IT) to the Federal government. We define, design, develop, deploy, train, operate, and maintain mission-critical solutions for civilian, defense, and intelligence agencies. *SI International's* Rapid Response • Rapid Deployment® capabilities are aligned with the Federal government's most urgent priorities in the areas of:

Federal IT Modernization



Homeland Defense



Defense Transformation



Mission-Critical Outsourcing



Revenues
($ in millions)


168
262
398
462

EBITDA[1]
($ in millions)


15
24
38
46
2004
2006

Operating Income
($ in thousands)


12,796
20,736
33,970
40,640

Net Income
($ in thousands)


7,379
10,877
16,937

Financial Highlights

(Amounts in thousands except diluted earnings per share)

For fiscal year ended:	2003	2004	2005	**2006**
Revenues	$ 168,287	$ 262,306	$ 397,919	**$ 461,970**
Operating Income	12,769	20,736	33,970	**40,640**
Net Income	7,379	10,877	16,937	**20,153**
Diluted Earnings per Share	0.87	1.14	1.45	**1.56**
Stockholders' Equity	81,547	145,070	167,869	**239,212**

[1] EBITDA is defined as GAAP net income (loss) plus other expense (income), interest expense, income taxes, depreciation, and amortization. For further explanation of EBITDA and a reconciliation of EBITDA to its most directly comparable GAAP financial measure, net income, see Part II, Item 6, Selected Financial Data of our 2006 Form 10-K.



Rapid Response • Rapid Deployment®

At a time when threats surround us and rapidly evolving technologies create new challenges, *SI International* seeks those opportunities and addresses them with a dynamic, solution-oriented approach we call, "Rapid Response • Rapid Deployment®." This is our method for reacting to a client's urgent needs by quickly identifying resources and implementing solutions under very tight timeframes.

To do this, we define, design, develop and deploy the most effective solutions to exceed the needs of our Federal government client by using an integrated team, innovative applications, broadly accepted technologies, and best-of-practice processes. This method enables us to stand-up mission-critical requirements within a matter of months and then we deliver enhanced capabilities in rapid succession, enhancing the functionality of our solution.

We have a proven track record of solving real-world problems through this application of innovation and technology. We have a stellar reputation for the timely delivery of robust solutions on assignments, where failure is not an option.

Additionally, our Rapid Response • Rapid Deployment approach supports the business process, work flow, and resource management challenges of agencies that are addressing human capital issues.

At *SI International*, we go to work every day knowing that the products of our labor are not just systems or components, but rather mission-critical solutions that meet the high-priority needs of our country. Our unique Rapid Response • Rapid Deployment methodology supports our Federal government clients in responding to new mandates, expanding the scope of their missions, and re-engineering underlying business processes.

Dear Fellow Stockholders:

SI International posted another year of record financial results, driven by our focus on high-priority Federal government programs in the areas of: Federal IT modernization, defense transformation, homeland defense, and mission-critical outsourcing. We have seen an environment of less predictable funding for companies serving the Federal government due to the prolonged conflict in Iraq, continued global security threats, tightening fiscal budget, and shifting legislative balance. Our organic growth and improving profitability demonstrate that we continue to be aligned with customers and projects that have higher funding priorities.



During Fiscal 2006:

- Our revenues grew by 16 percent to a record $462 million, driven by growing assignments with the Federal civilian agencies, the Department of Defense, and the intelligence community. 80% of revenues were for work as a prime contractor, reflecting our strong client relationships and providing us insight into future client priorities.
- Our operating income grew by 20 percent to a record $40.6 million, while our operating margin grew to 8.8 percent, up 30 basis points over 2005.
- Net income grew by 19 percent to $20.2 million, or $1.56 per diluted share.
- And our cash flow from operations was very strong at $32.3 million for 2006.

Strong Performance During 2006

We believe that there are long term nationally important priorities that will continue to receive funding and that *SI International* is positioned with the right customers within the Federal government with capabilities which are closely aligned with the most urgent operational imperatives facing both the Department of Defense and civilian agencies. We believe that our Rapid Response • Rapid Deployment® approach has made us a "go-to" partner for mission-critical assignments. *SI International* brings a team of professionals that are clearly among the best in the business; and we are working hard to build an environment of continual growth to make *SI International* an employer of choice in our industry. We have a proven business model that combines strong organic growth with a disciplined acquisition process to create lasting value for our stockholders.

Focus on Mission-Critical Assignments

In a more challenging funding environment, our customers have a greater need to relate every investment in information technology to supporting an urgent national priority or a measurable improvement in efficiency. We have placed our focus on assignments that directly support the warfighter, strengthen our country's borders, enhance our intelligence capabilities, and make the U.S. government more efficient in delivering vital services to our citizens. *SI International's* focus on mission-critical assignments continues to serve as the cornerstone of our success in growing our business.

We believe that programs relating to the long term War on Terror, securing the nation's borders, increasing government efficiency, enhancing US intelligence capabilities, and realigning our military posture to meet new threats are core projects that will continue through the next decade – with wide support from both political parties. We remain confident that *SI International* is well-situated to take advantage of these market drivers.

In 2006, we maintained our balanced growth profile, with 47 percent of revenues from the Department of Defense and intelligence community, and 52 percent from Federal civilian agencies, which includes the Department of Homeland Security. We enjoyed some important wins during the year, such as the Department of State National Visa Center contract to support their permanent immigrant visa function and the new U.S. Patent and Trademark Office contract to support their core mission of examining, granting and disseminating patents and trademarks. But much of our growth has come from our ability to respond to existing clients' urgent needs through flexible contract vehicles on a rapid response basis. For example, since winning the C4I2TSR contract in April of 2004 we have been awarded over 400 task orders with a funded value of $320 million. These efforts combined have contributed to organic growth of 8% for the year, representing significantly higher growth than the overall Federal government IT market place.

Rapid Response • Rapid Deployment®

SI International has built a reputation for success based on our unique Rapid Response • Rapid Deployment approach that allows us to quickly mobilize expertise from across our organization to meet our clients' needs. On assignments ranging from national security, disaster response, secure military space communications, and command and control systems, we have consistently been

Prime Contract Revenue vs. Subcontract Revenue
(Fiscal Year 2006)


Subcontracts
20%
Prime Contracts
80%

Customer Sectors Revenue
(Fiscal Year 2006)


Department of Defense
47%
Federal civilian agencies
52%
Commercial entities 1%

able to stand up solutions in record time – and then build upon them over time using our spiral development methodology. Our track record with Rapid Response • Rapid Deployment has become a major differentiator for *SI International*, and in this year's annual report, we describe some examples of the work we are doing in each of our core focus areas, where our team has earned the reputation for timely delivery of robust IT solutions on assignments where failure is not an option.

Assembling a Winning Team

In our industry, talent and teamwork are inseparable elements of success. *SI International* has been very fortunate to attract a group of exceptional professionals – including many who are recognized as national thought leaders in their specific domains. People who choose to make a career in the Federal IT industry are more than "paycheck players." They want to work in an environment where they are working with leading edge technologies, where they are supported in their professional development, and most importantly, where they know they are doing work that "makes a difference" to the nation's future. Our team's unyielding commitment to their work and consistently high marks in timely delivery of complex, mission-critical solutions underlies our continued success. We recognize that to continue to attract and retain the best employees, our goal of making *SI International* an employer of choice must be a top priority going forward.

Building Lasting Value for Our Stockholders

In addition to our solid organic growth, we successfully completed and fully integrated the acquisition of Zen Technology in the first half of the year. This acquisition was done with the intent to expand and deepen *SI International's* relationship with several key Department of Defense and civilian agencies. Most importantly, like *SI International*, Zen enjoyed an exceptional reputation for client satisfaction as evidenced by great positive client feedback and successful recompetes. *SI International* ended the year 2006 with a very strong balance sheet, giving us significant flexibility to make additional strategic acquisitions. We want to emphasize that our team employs a very strong discipline to the acquisition process – including customer quality, execution track record, strategic alignment, growth prospects, and pricing. While we are constantly looking at opportunities, we will not move forward unless we are highly confident the target meets each of these criteria.

Positioned for Long Term Success

We are confident that *SI International* is well-positioned to take advantage of the key Federal IT market drivers given our experience, our relationships, and our expertise in our key focus areas. We will continue to invest in our business development organization to support this growth with a goal of becoming a $1.5 billion company.

In summary, we are pleased with our financial and operational performance, as well as the execution of our strategy in 2006. We believe our business remains aligned with the areas of government and the programs that will continue to attract funding in the months and years ahead. We are confident that *SI International* remains well positioned in 2007 with a significant backlog of work under contract and a strong track record of execution in mission-critical assignments to deliver positive results for our stockholders for many years to come.

I would like to close by thanking you, our stockholders, and our board of directors for your continued support. I would also like to thank every single member of the *SI International* team for their invaluable contributions to our continued success.

S. Bradford Antle
President & Chief Executive Officer
SI International
April 16, 2007

SI International Differentiators

Rapid Response • Rapid Deployment®

We have an outstanding record of providing mission-critical solutions under tight timeframes. We quickly stand up meaningful operational improvements in the near-term and then incorporate additional capabilities in rapid succession, while building towards total enterprise-wide solutions. With our large company reach-back and our small-company organizational structure, we can rapidly surge a team to fulfill critical customer needs across a broad spectrum of requirements.

High-Priority, High-Growth Assignments

We align our capabilities with the Federal government's most urgent IT and business process outsourcing priorities. We focus on the major, long-term mission-critical needs of our clients – protecting the homeland, transforming America's military stance to counter emerging global threats, and fostering information sharing among agencies.

High-Quality Customer Base

We have a set of Federal government clients that any IT company would envy. Our professionals' unyielding commitment to the work they do and consistently high marks in timely delivery of complex solutions have been the key reasons we regularly win new projects and scope expansions with our existing customers.

Thought Leader in the Implementation of Key Technologies

We are recognized as thought leaders in the implementation of key technologies. We are developing innovative solutions that will guide major IT initiatives for the 21st century. Our team includes industry-recognized experts in the areas of enterprise architectures, Internet Protocol version 6 (IPv6), information security, signal intelligence, and HSPD-12.

Successful Acquisition and Integration of Companies that Enhance Value

While we focus on growing our business organically and developing new capabilities from within our talented staff, we also pursue acquisitions that neatly fit our culture, traits, and corporate objectives. Over the years, *SI International* has established a remarkable track record of successfully identifying, acquiring, and integrating companies that expand our client base. During 2006, we completed our eighth acquisition.

A Culture of Respect

At the very cornerstone of the Company is a unique Culture of Respect for our clients, personnel, business partners, and management. It embodies the values of honesty, service, and open communications that are required to build long-term, valuable relationships in the industry. We believe our commitment to respect, combined with our quality of performance, is an important factor in retaining clients, winning new referrals, and keeping employee turnover rate low.



SI International defines, designs, develops, deploys, trains, operates, and maintains mission-critical information technology and network solutions. Drawing on the skill and expertise of our highly-qualified personnel across eight practice areas, we offer our clients full technology lifecycle solutions.

Program Management & Acquisition Support



Integrated Solutions Development



Mission-Critical Outsourcing



Systems Enginee



Learning Solutions



Network Solutions



Information Security



Records Management



Complete Support Through the Technology Life Cycle

SI International recognizes that each of our customers has unique needs that vary from engagement to engagement. We combine the skills and expertise of our highly-qualified personnel to form integrated teams to offer customer-specific solutions. Drawing on the resources of eight specialized practice areas, the Company is able to rapidly provide support for the complete systems life cycle – from feasibility studies, through development, deployment, training, and encompassing fully outsourced operations.

Program Management & Acquisition Support – Initiates, assembles, executes, and manages all sizes of acquisition programs enabling agencies to manage their assets wisely.

Integrated Solutions Development – Integrates commercial-off-the-shelf products with custom software engineering enabling customers to access, share, and manage vast amounts of critical information.

Systems Engineering – Delivers enterprise architecture, system application and design, and integrated logistics support enabling clients to integrate multiple systems and command and control processes.

Network Solutions – Designs and deploys a full range of networked communications and infrastructure solutions enabling government entities to use a robust converged environment for the transmission of critical data.

Records Management – Delivers implementation and processing services for case and file management, and large scale identification and credentialing systems enabling agencies to outsource these functions to increase efficiency, productivity, and quality of service.

Information Security – Provides technologies, training, and policies enabling customers to secure their information against unauthorized access and service disruption.

Learning Solutions – Develops training and performance support solutions enabling clients to bring new approaches to training such as web-based training, electronic performance support, and knowledge management.

Mission-Critical Outsourcing – Manages professional services to perform business processes, IT operations, logistic services, and call center operations enabling agencies to free up key personnel to take on higher priority assignments.

Federal IT Modernization



SI International assists the Federal government in designing, developing, and successfully deploying solutions that replace older, standalone legacy applications and databases with integrated, interoperable IT technologies that provide seamless information sharing across numerous agencies and military units and commands. We deliver end-to-end solutions that encompass systems design, software development, mobile and wireless solutions, business intelligence, and systems deployment. *SI International's* solutions enable our Federal government clients to enhance the quality and accuracy of information, improve productivity and efficiency, and make the right decisions in critical situations – where failure is simply not an option.

Through Rapid Response • Rapid Deployment, *SI International* consistently grows organically through existing customers.



Federal Retirement Thrift Investment Board (FRTIB)
SI International has supported the FRTIB for over 8 years. After a failed attempt by another company to implement the Thrift Savings Plan (TSP), *SI International* was selected to design, develop, and deploy the TSP system that enables all Federal employees to monitor and access their investments over the web. The system includes payroll interfaces to Federal agencies, as well as with the Federal Reserve, Barclays, and the Department of Treasury. Delighted with *SI International's* rapid response and deployment of IT solutions, the FRTIB awarded *SI International* a contract to provide data center and disaster recovery site services. Later the Company expanded the services it provides to include call center and support services. More recently, *SI International* was selected to provide additional capabilities in the areas of accounting, legal processing, death benefits, and payroll contribution and loan repayment services. At the beginning of 2007, *SI International* was awarded an additional contract to provide business process outsourcing services supporting the processing, imaging, and data entry of 401(k) applications and forms.

Through Rapid Response • Rapid Deployment, *SI International* develops and maintains strong, long-lasting relationships with customers.



Department of State
Since 1994, *SI International* has provided software development and business processing outsourcing services to the National Visa Center and Kentucky Consular Center. Each year, the Company performs approximately 20 million immigrant visa transactions and 200,000 facial recognition transactions; electronically submits approximately 40,000 fingerprints to the FBI; and provides fraud prevention services. *SI International* developed and maintained the system used for these tasks. Additionally, the Company developed the electronic application process system for the eDiversity Lottery program and introduced various biometric tools for reviewing applications. After 9/11, *SI International* met an urgent Department of State request to design and deploy a system that securely interfaces with the Department of Homeland Security's US-VISIT program, enabling the seamless sharing of information for prompt discovery of terrorist threats.

Through Rapid Respond • Rapid Deployment, *SI International* incorporates the resources across the entire company to quickly respond to customers' requests.



Department of Agriculture, National Institutes of Health, U.S. Census Bureau, Missile Defense Agency, Intelligence Community
From time to time, we apply the Rapid Response • Rapid Deployment methodology to bring all the capabilities of the entire *SI International* organization into focus on a single, urgent customer need. From our Human Resources staff recruiting and hiring highly-qualified personnel, to contract administrators executing a mission-critical task order, to our legal team quickly creating an urgent teaming agreement, to cross-functional teams forming from various business units, we frequently deploy our full spectrum of resources and solutions to address high-priority customer requests within hours or days.

Defense Transformation



SI International is delivering solutions that support the U.S. military's requirement for information superiority in the era of net-centric warfare. By leveraging our capabilities in space systems engineering, enterprise architectures, military satellite communications, command and control systems, information assurance, and logistics, *SI International* is supporting the transformation of our nation's military into a more agile fighting force that effectively uses information technology to respond to 21st century war fighter needs. We are one of the largest systems engineering, network, telecommunications, and technical assistance contractors supporting the Air Force Space Command.

Through Rapid Response • Rapid Deployment, *SI International* has proven its ability to design and deploy mission-critical solutions under tight time constraints.



Air Force Space Command (AFSPC)
SI International is the lead contractor for the AFSPC's Command, Control, Communications, Computers, Intelligence, Information Technology, Surveillance, and Reconnaissance (C4I2TSR) contract. The Company designs, engineers, integrates, furnishes equipment and materials, installs, tests, and provides operations, and maintenance support for a wide range of current and future C4I net-centric systems located throughout the world. With our ability to deploy resources at a moment's notice, we continually complete assignments ahead of schedule. Since winning the recompete in 2004, we have been issued over 400 task orders with total funding of $320 million.

Through Rapid Response • Rapid Deployment, *SI International* helps satisfy 21st century IT imperatives.



Department of Defense (DOD)
SI International developed an object-oriented (OO)/Unified Modeling Language (UML) – based Enterprise Architecture (EA) for defining, designing, and satisfying mission-critical Command, Control, Communications, Computers, and Intelligence (C4I) requirements. Our EA solution provides the road map to integrate multiple systems, sensors, and command and control processes. We believe we are the first and only contractor offering a Net-Centric EA that integrates three views – operational, systems, and technical. By investing in and growing this leading-edge practice over the past six years, our EA team has contributed to the development of over 30 enterprises and associated systems across the Federal government. Most recently, *SI International's* work in applying EA techniques to defense models for Boeing resulted in being named the Boeing "Technology Supplier of the Year for 2006."

Through Rapid Response • Rapid Deployment, *SI International* is recognized as a thought leader in the implementation of key technologies.



Defense Information Security Agency (DISA)
SI International provides internetworking technology and program management consulting services to support the roll-out of the next-generation Internet protocol (IPv6) among the various Department of Defense agencies. The Company developed IPv6 transition strategies, policies, common technical solutions, and DoD integrated IPv6 implementation plans. Currently, *SI International* is creating network infrastructure, applications, information assurance and network management solutions for the Department of Homeland Security to meet the critical Office of Management and Budget (OMB) IPv6 Mandate for civilian government agencies.

Homeland Defense



SI International supports our national strategy for homeland security and defense with a range of solutions that span the entire information technology (IT) life cycle – from acquisition support and enterprise architecture all the way to outsourced network operations and training. Our company has performed trailblazing work with the Department of State and the Department of Homeland Security (DHS) on software development, database deployment, application processing, records management, mobile applications, training, and identification systems. These solutions help secure America's borders and monitor the flow of people and goods coming into the country. *SI International's* IT solutions also equip the Federal government with the necessary resources to prepare for and combat constantly evolving domestic and foreign terrorism threats, as well as natural disasters whose devastating impact on human life and property could severely degrade the homeland's security and defense readiness.

Through Rapid Response • Rapid Deployment, *SI International* increases efficiency, productivity, and quality of service.



Department of Homeland Security (DHS)
SI International manages over 62 million active records at several DHS facilities and provides mail management services for DHS service centers, handling the processing of immigrant visa petitions, naturalization petitions, and asylum and refugee applications. The Company also produces documents including scanned images, fingerprints, and photos. Based on its proven experience in implementing optical storage and smart card technology, *SI International* developed and produces secure identification cards for DHS. With its team members, *SI International* currently operates one of the world's largest secure card processing facilities. *SI International's* track record includes awards for exceeding production levels, reducing backlog, setting production records, cutting costs, and implementing technical improvements.

Through Rapid Response • Rapid Deployment, *SI International* incorporates innovative technologies into systems to maximize their effectiveness.



Department of Energy (DOE)
SI International is supporting DOE's Second Line of Defense (SLD) program to prevent illicit trafficking of nuclear and radiological materials by securing seaports, airports, and border crossings around the globe. We were selected to design, develop, deploy, and maintain the communications and software components of the SLD solution. We use the latest nuclear detection, digital imagery, and network technologies to capture and transport the information. Our software analyzes and reports the information in real time to the authorities. We have also designed the system to perform in a variety of configurations. The system has been installed by *SI International* in 14 countries around the world.

Through Rapid Response • Rapid Deployment, *SI International* has a strong history of growth via cross-selling opportunities with existing customers.



Department of Homeland Security (DHS)
SI International supports the implementation of DHS' national strategy with a range of solutions that span the entire IT life cycle – from acquisition support and enterprise architecture all the way to outsourced network operations and training. These support services include: an electronic data system that enables vessels to satisfy 96-hour pre-arrival notice requirements with U.S. Coast Guard (USCG); new standard credential with embedded security features for all Transportation Security Administration employees; technical consulting and analytical support for U.S. Citizenship and Immigration Services (CIS) Call Centers; and bond evaluation and disposition services for U.S. Immigration and Customs Enforcement (ICE). Learning and support services for ICE, CIS, USCG, and US-VISIT include a broad range of human capital initiatives that insure that DHS personnel are ready to serve.

Mission-Critical Outsourcing



Federal government employees are routinely asked to take on more and more tasks with increasingly finite resources. The need for business process outsourcing (BPO) arrangements is significant and growing rapidly. Our BPO expertise includes human resource services, document management and processing, logistics operations, workflow management, and IT infrastructure operations and maintenance. Our outsourcing solutions increase efficiency, productivity, and quality of service, and enhance supervisory oversight, while reducing costs and enabling government personnel to take on higher priority assignments.

Through Rapid Response • Rapid Deployment, *SI International* rapidly surges manpower to fulfill critical customer needs.



U.S. Army

SI International is a pioneer in business process outsourcing arrangements that allow Federal government clients to free up personnel for higher priority assignment and increase operational efficiency. *SI International* provides human resource support services for U.S. Army personnel at Aberdeen Proving Ground and at Headquarters, Department of the Army at the Pentagon. *SI International's* operations are consistently rated among the best in the Army. Both of these efforts began with a rapid staffing and transition effort. Additionally, *SI International* supplied automation support services to the Office of the Assistant G-1 for Civilian Personnel Policy at the US. Department of the Army.

Through Rapid Response • Rapid Deployment, *SI International* provides the expertise that enable clients to respond to new mandates.



Department of Defense (DOD)

SI International developed and continues to deliver support for DOD's implementation of its progressive new civilian personnel system, National Security Personnel System (NSPS). The Company provided the design and delivery of content-specific technical, operational, and management training, and management change support. Over 100,000 DOD employees have taken the web-based training course. With over 750,000 civilian personnel, NSPS training implementation is one of the largest change management training efforts undertaken by the Federal government.

Through Rapid Response • Rapid Deployment, *SI International* wins new clients with its strong past performance.


Applicant's Signature

U.S. Patent and Trademark Office (USPTO)

During 2006, *SI International* was awarded a contract to provide patent classification services to perform pre-grant publication classifications of approximately 38,000 patent applications per month. The Company developed custom software, integrated COTS software, and developed performance support services.

Through Rapid Response • Rapid Deployment, *SI International* continually demonstrates success in organically growing the company through existing customers.



National Security Agency (NSA)

SI International has supported the National Security Agency (NSA) for over 7 years. In 2005 *SI International* was selected to provide support to the NSA Applicant Pre-Processing Center. The Company shepherds candidates through the recruiting, pre-hiring, and employee orientation processes and is the nexus between the candidate and the agency. As a result of the software solution developed and deployed, NSA has been recognized as having one of the best recruiting processes in the entire 16-member intelligence community. With *SI International's* assistance, NSA has been able to recruit and hire new employees an average of 37% faster than the rest of the community. Elated by Rapid Response • Rapid Deployment, NSA expanded the services *SI International* provides to include support to their Deployment Center. The Company now assists the Center in meeting the myriad of requirements to support a workforce being deployed worldwide.

Management Team

Executive Officers



Ray J. Oleson
Executive Chairman

S. Bradford Antle
President & Chief Executive Officer

Thomas E. Dunn
Chief Financial Officer & Executive Vice President

Leslee Gault Belluchie
Executive Vice President & Chief Marketing Officer

Harry Gatanas
Executive Vice President Strategic Programs Group

Mike Becraft
Executive Vice President Mission Services Group

Marylynn Stowers
Executive Vice President IT Solutions Group

Thomas E. Lloyd
Vice President Corporate Development


SI
INTERNATIONAL

Board of Directors

Ray J. Oleson
Executive Chairman, SI International

S. Bradford Antle
President & Chief Executive Officer SI International

Maureen A. Baginski
Former FBI Executive Assistant Director for Intelligence

Charles A. Bowsher
Former Comptroller General of the United States

James E. Crawford III
Managing Director Triad Capital Management

Dr. Walter J. Culver
Former SI International Executive

Gen. R. Thomas Marsh
USAF (retired)

Dennis J. Reimer
Former Chief of Staff, U.S. Army

Edward H. Sproat
Former President Bell Atlantic Network Services

John P. Stenbit
Former Asst. Secretary of Defense

Senior Vice Presidents

Daniel Cooley
Network & Telecom

Ron Dabbieri
Intelligence

Al DeBenedictis
Record Services

Joseph T. Emrick
Systems Engineering

Steve Hagan
Outsourcing

Dale McHenry
Consulting

Catherine McMahon
Learning

Thomas Pettit
Applications

Patricia Pickett
Business Development

Lee Stratton
Human Resources

Marc Tommer
Finance & Accounting

Vice Presidents

Mike Berendt
Acquisition Programs, Intelligence

Doug Berry
Civilian Agency Programs

Esther Burgess
GSA/GWAC Programs

James Daniel
General Counsel & Secretary

Lisa Douds
Systems Services

Don Eich
C4I Operations

Nedra Engelson
Controller

Andy Ganias
Controller

Dr. Walt Grabowski
Emerging Markets

Alan Hill
Corporate Communications & Investor Relations

Stephen Hunt
Chief Information Officer

Dennis Lonchena
Finance/Engineering Services, Intelligence

Ann Martin
Learning Operations

Francis Moody
Business Process Outsoucing

Osama Mowafi
Networks

Kathy O'Hara
Contracts & Procurements

Earl Pedersen
Enterprise Applications/E-Governm

Jack Reilly
Internal Audits

Bruce Roang
Space Systems Engineering

Ed Seward
C4I Systems Engineering

Mary Simon
Capture & Proposal Operations

William Smithson
Financial Systems

Sheril Waldron
Human Resources, Compensat Benefits & HRIS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number
000-50080

SI International, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2127278**
(State of Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
12012 Sunset Hills Road, Reston, Virginia	**20190-5869**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(703) 234-7000**

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of SI International, Inc. Common Stock held by non-affiliates of the registrant as of June 30, 2006 was $329,174,406.

As of March 1, 2007, there were 12,975,597 shares of SI International, Inc. Common Stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's annual report to stockholders for the fiscal year ended December 30, 2006 will be incorporated by reference into Part II and III of this Form 10-K. Certain portions of the definitive proxy statement to be used in connection with SI International, Inc.'s annual meeting of stockholders, which is expected to be filed not later than 120 days after the registrant's fiscal year ended December 30, 2006, will be incorporated by reference into Part III of this Form 10-K.

SI INTERNATIONAL, INC.

FORM 10-K

BUSINESS INFORMATION

Throughout this document, we occasionally distinguish SI International, Inc., as a company separate from its subsidiaries, and SI International, Inc., as a company combined with its subsidiaries. In order to clarify which entity we are referring to in various discussions, we use the terms "SI International, Inc." and "SI International" to refer to SI International, Inc. without its subsidiaries. All other references, including "SI," "the Company," "we" and "us" refer to SI International and its subsidiaries.

Some of the statements under Item 1. "Business," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Form 10-K constitute forward looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In some cases, you can identify these statements by forward looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in the section captioned Item 1A. "Risk Factors," as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward looking statements.

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward looking statements, which apply only as of the date of this Form 10-K. Subsequent events and developments may cause our views to change. However, while we may elect to update these forward looking statements at some point in the future, we specifically disclaim any obligation to do so.

PART I

Item 1. Business: SI International, Inc. was organized as a Delaware corporation under the name of "SI International, Incorporated" on October 14, 1998. SI International conducts operations both in its own name and through subsidiaries, each of which is located in the U.S. but some of which have international operations.

Recent Events

Subsidiary Consolidation. On December 15, 2006, SI International merged two of its wholly-owned subsidiaries, SI International Engineering Inc., a Colorado corporation ("Engineering") and SI International Telecom Corporation, a Delaware corporation ("SI Telecom"), into SI International as part of an internal consolidation of legal entities. The merger of Engineering and SI Telecom into the Company is not expected to impact business operations. Additionally, there may be tax advantages to the consolidation effort. Furthermore, we may consolidate other subsidiaries into SI International, when doing so would be convenient and would not impact our business operations.

Overview

We are a provider of mission critical information services, technology and network solutions primarily to the Federal Government. Our business is guided by our experienced team of eight executive officers and over thirty other corporate officers who manage and are responsible for successfully growing our business. As of the end of fiscal year 2006, we employed approximately 4,300 employees. Approximately 84% of our employees hold Federal Government security clearances or have passed National Agency Checks.

Approximately 14% of our employees hold Top Secret security clearances. A significant portion of our employees who hold Top Secret security clearances also hold Sensitive Compartmental Information clearances, which permit us to bid on highly classified projects.

Our broad set of contract vehicles gives us extensive reach and enables us to deliver a full range of our services and solutions to the Federal Government. The strength of our service offerings and information technology expertise allows us to maintain substantial relationships with clients, some of whom have been clients of ours, or of one of our acquired businesses, for over 20 years. In fiscal 2006 and fiscal 2005, we derived approximately 80% and 75%, respectively, of our revenue from contracts on which we acted as prime contractor. Acting as a prime contractor provides us with stronger client relationships, as well as the visibility and access to new work that are not available when acting as a subcontractor. Our total backlog as of December 30, 2006 was approximately $1,220 million, of which approximately $162 million was funded. See "—Backlog" for a discussion of how we calculate backlog.

The Federal Government technology services market

The ongoing transformation of the Federal Government's information systems and communication networks is creating an increase in its demand for information technology, or IT, services. According to INPUT, an independent market research firm, the federal market demand for vendor-furnished information systems and services is projected to increase by $17.2 billion from $63.3 billion in government fiscal 2006 to $80.5 billion in government fiscal 2011, a compound annual growth rate of approximately 5.0% over the five-year period. In addition, the addressable IT spending, which is the amount that is contracted out, for the U.S. Air Force, our single largest client in terms of revenue for each of the last four completed fiscal years, is projected by INPUT to grow from $5.6 billion in government fiscal 2006 to $7.3 billion in government fiscal 2011, representing a compounded annual growth rate of 5.3%. The Department of Homeland Security addressable portion of the IT budget is projected by INPUT to grow from $3.3 billion in government fiscal 2006 to $4.4 billion in government fiscal 2011, representing a compounded annual growth rate of 6.1%.

We expect that the Federal Government's need for the types of IT services that we provide will continue to grow in the foreseeable future, as a result of the high priority placed by the federal government on the transformation of its IT programs. INPUT forecasts that the percentage of IT spending that is contracted out by the federal government will reach a high of over 86% of total IT spending in government fiscal 2011.

We believe the following industry trends will also continue to drive the Federal Government technology services market:

- *Continued focus on mission-critical initiatives.* Since the events of September 11, 2001, the Federal Government has made the transformation of its IT infrastructure a major priority. According to INPUT, the Federal Government IT services "commercial" segment, which is comprised of outsourcing, professional services, systems integration and processing services, is projected to grow from $26.9 billion in government fiscal 2006 to $34.7 billion in government fiscal 2011, representing a projected compounded annual growth rate of 5.2%.

- *Increased Federal Government reliance on outsourcing.* According to INPUT, outsourcing through the use of outside providers to provide Federal Government services is projected to grow from $13.3 billion in government fiscal 2006 to $17.7 billion in government fiscal 2011, representing a projected compounded annual growth rate of 5.9%.

- *Enterprise architectural planning initiatives continue to be emphasized.* According to INPUT, the professional services market, which is comprised of software development, design and consulting, education and training, and the professional services associated with systems integration, is projected to grow from $13.3 billion in government fiscal 2006 to $16.5 billion in government fiscal 2011, representing a projected compounded annual growth rate of 4.5%. Over the past few years, many major government programs, modernization, and reform initiatives, including homeland security solutions, have depended on the use of professional services. INPUT expects this trend to continue over the next several years. Enterprise architectural planning initiatives continue to be emphasized as Office of Management and Budget (OMB) looks for opportunities to consolidate agency systems, expand information sharing, and improve government mission performance.

We believe that the Federal Government is increasingly turning to the IT industry to execute support processes and functions that were traditionally performed by Federal Government employees. INPUT expects that Department of Defense (DoD) budgets will continue to grow over the next several governmental fiscal years and anticipates that each of the defense agencies will move toward outsourcing more of the information technology functions that are not core to the war-fighting mission. Business process outsourcing, or BPO, is a relationship in which a contractor is responsible for performing an entire business operations function, including the information systems outsourcing that supports it. INPUT projects that Federal Government BPO spending will grow from $577 million in government fiscal 2006 to $840 million in government fiscal in 2011, which represents a compounded annual growth rate of 7.8%.

We believe that homeland security will have the greatest impact on three specific segments of the Federal Government IT market: information security, communications and knowledge management. We believe that the rapid pace of technological innovations and the Federal Government's increasing reliance on complex IT infrastructure, combined with a decline in the size of the Federal Government workforce, as described above, make it increasingly difficult for many governmental agencies to operate and upgrade their IT systems. We expect that several trends will contribute to the Federal Government's increased use of service providers to fulfill a larger portion of its IT responsibilities, and we believe that we will continue to gain new engagements to the extent that the Federal Government increases its reliance on outsourcing for its IT needs. These trends include:

- *The aging of the Federal Government's workforce.* According to INPUT, the government has estimated that more than 42% of federal IT workers will be eligible for retirement by 2008, and the average age of Federal Government employees increased from 42 years of age in 1990 to 50 years of age in 2006. This "aging" effect is compounded by the upcoming baby-boomer retirement wave, which Input estimates to begin within the next three or four years. According to the Washington Post in an article titled "Job Shadowing Sheds Light on Defense Work" on February 5, 2007, "the [defense] department has about 69,000 technology professionals in its civil service ranks, and officials estimate that 10,000 will be eligible to retire at the end of this year." In April 2001, the Government Accountability Office (GAO) concluded in a report that the Federal Government's human capital challenges are adversely affecting the ability of many agencies to carry out their missions. Input believes that the expected decline in personnel spending will increase the proportional spending for the outsourcing of IT products and services as IT continues to play an expanding role in government. INPUT expects that the outsourcing trend to continue in the future as OMB pushes agencies to transition services to shared services providers under its Line of Business initiatives.

- *Increased Federal Government emphasis on competitive sourcing.* The current administration has made competitive sourcing a major initiative of its management agenda. According to the President's Management Agenda, which was issued in 2001 and for which progress reports continue to be issued, including most recently during 2003, nearly half of all Federal Government employees perform tasks that are available in the commercial marketplace. To the extent that the size of the Federal Government workforce decreases, we believe that the Federal Government will have an increased need for entities that offer the technical skills, familiarity with government processes and procedures and skilled personnel that are necessary to meet the diverse IT requirements of the various Federal Government agencies.

Increased spending on homeland security and intelligence.

In the wake of the terrorist attacks on September 11, 2001, there has been an increased emphasis on homeland security, intelligence and national defense, including protecting critical infrastructure. According to INPUT, the total addressable IT budget for the Department of Homeland Security is projected to grow from $3.3 billion in government fiscal 2006 to $4.4 billion in government fiscal 2011, representing a compound annual growth rate of 6.1%.

Although the total amount to be spent for intelligence applications is classified, based on available information, INPUT estimated that the addressable Federal Government IT spending in the intelligence community may have been as much as $8.8 billion in government fiscal 2006, and may grow to $11.7 billion by government fiscal 2011 representing a compounded annual growth rate of 6.0%. We believe that there will continue to be increases in spending on federal intelligence activities, which are expected to represent significant additional opportunities for us.

Increased simplicity of procurement.

Through changes that began with the Federal Acquisition Streamlining Act of 1994, or FASA 94, the Federal Government has developed a variety of accelerated contracting methods. Federal governmental agencies have increasingly been able to rely on multiple contracting vehicles to procure needed services in an expedient manner. According to INPUT, the average time to award was approximately 70 days in government fiscal 2006 as compared to 278 days in government fiscal 1995.

Our Core Strengths

We strategically built our business to respond specifically to the federal IT marketplace. We believe that our core strengths position us to respond to the long-term trends and changing demands of our market.

Our Experienced Management Team

Our President and Chief Executive Officer (CEO), S. Bradford Antle, who has been with us since 1999, brings more than 26 years of management experience in our industry. Mr. Antle also serves as a member of the Board of Directors. Ray J. Oleson continues to serve as Executive Chairman of the Board.

Additionally, to further support our growth, our eight business units are incorporated into the Strategic Programs Group, the IT Solutions Group, and the Mission Services Group. Each of these Business Groups is headed by an Executive Vice President, who reports to Mr. Antle.

Mike Becraft is the Executive Vice President of the Mission Services Group. He is responsible for a major portion of work with the Department of Homeland Security, Department of State, and U.S. Army. Mr. Becraft has more than 38 years of Federal civilian government and military experience. He joined us in 2003 as Senior Vice President of Homeland Security.

Harry Gatanas is the Executive Vice President of the Strategic Programs Group, where he oversees a significant portion of our business with the DoD and the Intelligence community. Mr. Gatanas is a retired U.S. Army general with over 33 years of experience in the military and intelligence community, including serving as the Acquisition Executive at the National Security Agency, and as the Commanding General of the U.S. Army White Sands Missile Range.

Marylynn Stowers is the Executive Vice President of the IT Solutions Group. She oversees a significant portion of business that addresses federal IT modernization. Ms. Stowers has more than 25 years of experience providing IT services to the Federal Government, such as Department of Homeland

Security, Department of State, Department of Treasury, Internal Revenue Service, and the Intelligence community.

Our Corporate Culture

Our corporate culture is based on respect for clients, personnel, business partners and management. We view our commitment to this culture of respect as a cornerstone of our company. We believe that our culture helps us build the relationships necessary to gain an in-depth understanding of our clients' needs, business practices and information technology and network systems. In addition, we believe our culture is a factor in helping our employee turnover rate remain low compared to other companies in our industry, helping us to maintain client domain knowledge and provide consistent service to our clients. Further, we believe that our commitment to respect, combined with quality of performance, is an important factor in retaining clients and winning new referrals.

Focus on Information Technology Services

We deliver a full spectrum of IT services and solutions that address challenges common to many Federal Government agencies and commercial companies. Our capabilities position us to capitalize on the Federal Government's increasing demand for IT services. We integrate our technical areas of expertise into comprehensive solutions covering IT applications, systems engineering, network and telecommunications engineering and outsourcing. Our focus on end-to-end information technology solutions allows us to leverage our knowledge and experience to provide best practices across many Federal Government agencies and industries. Our key focus areas are:

- *Federal IT Modernization.* We define federal IT modernization to include designing, building and deploying solutions that enable our clients to replace legacy applications and databases and allow effective information sharing across agencies. We believe we have a proven track record of delivering true end-to-end solutions in this focus area that encompass application and software development, systems engineering, network solutions, and information security and performance support.
- *Defense Transformation.* We define defense transformation to include development of solutions intended to enable the U.S. military to successfully adapt to the requirements of net-centric warfare through our deep capabilities in space systems engineering, enterprise and operational architecture, command and control, logistics, and military satellite communications. In the area of space systems modernization, we are supporting clients such as Air Force Space Command, NORAD, Northern Command and U.S. Strategic Command.
- *Homeland Defense.* We define homeland defense as defense of the U.S. homeland, which includes the development of large scale replicated databases, secure optical calls processing and identification systems, managing records, and processing visas. We are working in this focus area to provide advanced information technology to assist in meeting this challenge for clients that include Department of Homeland Security, Department of State, Northern Command, Department of Energy, and Department of Agriculture.
- *Mission-Critical Outsourcing.* We define mission-critical outsourcing as assisting the Federal Government with shortages of personnel, including for the purpose of permitting re-assignment to higher priority government assignments, increasing operational efficiency, and improving the overall quality of service. We provide services in this focus area to both civilian agencies and the DoD.

In providing information technology and network solutions to our customers, our skilled employees use their advanced technological training and extensive experience to implement our state-of-the-practice solutions. As of the end of fiscal year 2006, we employed approximately 4,300 employees, many of whom possess security clearances and National Agency Checks that allow us to bid on and perform classified work for the Federal Government.

Knowledge of Federal Government Contracting and Federal Agencies

We believe that our in-depth knowledge of Federal Government contracting and the governmental agencies we serve and their procurement processes allows us to provide better solutions for our clients' needs. Our experienced team of executive officers and senior managers brings to us their many years of experience and extensive contacts in the industry. They provide us with an understanding of our clients' needs and procedures, as well as valuable mission-specific information. We believe that the insight provided by our officers and managers allows us to design solutions that are responsive to our clients' mission-critical needs.

Successful Integration of Acquired Businesses

We believe that a critical component of our success is our ability to identify, acquire and integrate companies that build or expand our suite of services to serve our clients' needs more effectively. Members of our management team have substantial experience acquiring and successfully integrating acquired entities. We believe that this experience provides a basis for our disciplined approach to identifying acquisition candidates and integrating acquired companies. By integrating corporate infrastructures such as marketing and sales, accounting, human resources and internal networks, we can save the expense of redundant functions. In addition, by integrating operations, we establish a corporate-wide mission which can reduce internal competition and promote the cross-selling of newly augmented skill sets to increase our client base.

Within the 15-month period from January 1999 through March 2000, we identified, acquired and integrated four federal IT companies with aggregate revenues of approximately $105 million, measured for the 12 months prior to their respective acquisition dates. In January, 2004, we acquired Matcom International Corporation, or Matcom; in December 2004, we acquired Bridge Technology Corporation, or Bridge; in February 2005, we acquired Shenandoah Electronic Intelligence, Inc., or SEI; in February 2006, we acquired Zen Technology, Inc., or Zen. We successfully integrated each of these acquisitions into our organization; and, we built and expanded our services and solutions capabilities and our client relationships. We applied our disciplined acquisition processes to integrate the acquired companies and successfully grew these businesses.

Our Growth Strategy

We have implemented the following strategies in order to reach our goal of becoming a leading provider of information technology and network solutions to our clients:

- *Maintain and expand our existing client relationships.* We maintain relationships with our existing clients by adhering to our culture of respect and providing quality performance. We believe this helps us win renewals of our engagements. In addition, we use our knowledge of our clients' needs to identify additional opportunities and cross-sell new services to them.
- *Leverage our existing client base to win new clients.* We believe satisfied clients are one of our most effective marketing tools. Since FASA 94 went into effect, client referrals have become a crucial component of expedited procurement processes and are key to our winning new contracts. Since we focus on technology infrastructure improvement, we are able to transfer our skills readily from client to client. We plan to continue building a network of clients and leveraging these relationships

to gain access to new clients. We have launched a Major Programs initiative through which we intend to compete for large contracts over longer procurement periods. We believe that favorable client referrals are strategically important to our winning these opportunities.

- *Pursue strategic acquisitions.* We plan to continue utilizing our disciplined methodology to identify, evaluate and integrate strategic acquisitions. We have acquired and successfully integrated eight businesses since 1999. These acquisitions have positioned us with strategically important technical skills in important client areas.
- *Business Capabilities and Sales Integration.* Our business units are now incorporated into the Strategic Programs Group, the IT Solutions Group, and the Mission Services Group. Under our management structure (see above Our Experienced Management Team for more information about our management), these three business groups are better able to present integrated solutions through the cross-marketing and delivery of our business capabilities to new and existing customers.

Our Areas of Practice

We provide IT and network solutions in the following eight practice areas to supplement the needs of our clients in the areas of Defense Transformation, Homeland Defense, Mission Critical Outsourcing and Federal IT Modernization.

- *Program Management & Acquisition Support*—The program management and acquisition support practice assists clients with initiating, assembling, executing, and managing all sizes of acquisition programs. The practice area provides acquisition strategies, government required documentation (DoD 5000), and solicitation packages, as well as, source selections and contract management support. The practice area manages and oversees high-tech systems development; interprets and synchronizes requirements with system architectures and integrated master plans; and, identifies and tracks technical and programmatic interdependencies and interactions among requirements. The technical staff is skilled in providing systems engineering technical assistance (SETA) support to client programs for cost, schedule, performance, risk management, and contracting activities.
- *Integrated Solutions Development*—The integrated solutions development practice focuses on the integration of commercial-off-the-shelf products with custom software engineering. Integrated solutions are deployed using structured Capability Maturity Model Integration (CMMI) practices to deliver services including feasibility studies and systems planning, enterprise architecture design, rapid prototype development, detailed systems design, implementation, independent verification and validation, testing, life-cycle documentation, and operations and maintenance. This practice area specializes in legacy systems migration to enterprise-wide applications, database-driven web applications (internet, extranet, and intranet), work flow systems implementation, enterprise portal development, enterprise-wide IT integrated services, mobile and wireless solutions, business intelligence (data warehouse and mining solutions) and Enterprise Resource Planning systems implementation.
- *Information Security*—The information security practice delivers analyses, methods and technologies that enable clients to secure their information against unauthorized access and service disruption. The solutions are designed to protect and defend information systems against malicious actions, reduce the threat to system security and proactively manage risk. The practice area provides security policy and procedure development, threat determination and risk assessment, vulnerability analysis, system security engineering, network defense, secure document processing, applications and web security, security evaluation and accreditation and training.

- *Records Management*—The records management practice specializes in application processing, data entry, case and file management, large scale identification and credentialing systems, call center support, and analytical support services. The practice area services include the management and operation of integrated file tracking systems, electronic records management, large volume file processing, secure identity card production, scanning operations to include documents and biometrics, storing and shipping of documents, quality control audits, secure file destruction, and network installation.

- *Learning Solutions*—The learning solutions practice focuses on the design, development and delivery of learning and performance interventions to meet the client's individual and organizational performance needs and manage change. The practice area provides front end analysis, blended solutions, web-based and instructor-led training, electronic performance support systems (EPSS), human performance design, and learning standards and learning infrastructure consulting. Our understanding and experience in the distance learning, *e*-Learning, and ever changing Learning Management Systems/Learning Content Management Systems environments provides our clients rapid design and deployment of solution-based programs to meet today's requirements and tomorrow's challenges.

- *Systems Engineering*—The systems engineering practice delivers mission and requirements analysis, enterprise/operational architecture modeling and development, system application and development, system design, validation and verification, integrated logistics support, life cycle engineering, and complex simulation. The technical staff is skilled in command, control, communications, computer and intelligence (C4I), engineering, object oriented analysis and design, system testing, requirements traceability and specialty disciplines, including reliability/maintainability/availability engineering and safety and sustaining engineering. Many of these skills are focused on military space applications.

- *Network Solutions*—The network solutions practice designs, engineers, deploys, and manages a full range of networked communications and infrastructure solutions. The practice area provides IT and network requirements, definition and analysis, detailed systems design, network and technology selection and procurement, global end-to-end installation, and spectrum/bandwidth management. These solutions encompass voice, video, data, narrowband, broadband and wireless technologies. Applications include large scale enterprise networks for government, highly secure networks.

- *Mission-critical Outsourcing*—The mission-critical outsourcing practice uses domain expertise to operate clients' systems and processes vital to their businesses. The practice area offers professional services to perform business process and information technology outsourcing, sustaining engineering, logistics services, and call center operations.

Clients

We provide our services primarily to Federal Government clients such as the U.S. Air Force Space Command, the U.S. Army, U.S. Navy, the Department of State, the Department of Homeland Security, Missile Defense Agency, Department of Agriculture, National Institutes of Health, Federal Retirement Thrift Investment Board, and the defense intelligence community. In fiscal 2006, we derived approximately 99% of our total revenue from Federal Governmental agencies and approximately 1% of our total revenue from commercial clients.

Our largest client is the DoD. We derived approximately 47% of our total revenue in fiscal 2006 and 2005 from the DoD and the Intelligence community. In both fiscal years 2006 and 2005, work we performed under our Command, Control, Communications, Computer, Intelligence, Information, Technology, Surveillance, and Reconnaissance contract vehicle (C4I2TSR) represented approximately 21% of our total revenue. The primary customer under the C4I2TSR contract vehicle is the U.S. Air Force

Space Command, however, other Federal government entities typically exercising independent decision making and funding authority use C4I2TSR. We believe our contract base is well diversified. In fiscal 2006 and fiscal 2005, we derived approximately 80% and 75%, respectively, of our revenue from contracts on which we acted as prime contractor and derived approximately 20% and 25%, respectively, of our revenue from contracts on which we acted as a subcontractor.

We often subcontract portions of work to be performed under a contract or task order under which we are the prime contractor. Approximately 19% and 15%, respectively, of our total revenue in fiscal 2006 and fiscal 2005, respectively, was generated by work performed by subcontractors. The subcontractors are sometimes responsible for critical portions of the contracted services. Our subcontracting arrangements typically specify that all terms of the primary contract pass down to the subcontractor. We are not dependent upon any one subcontractor or group of subcontractors to provide a substantial degree of work for us. In addition, it is typical that a subcontractor on one engagement may be a competitor or a client in other situations. We believe that cultivating good relationships with our subcontractors is necessary to maintain our competitive position as well as to facilitate meeting performance obligations under our contracts.

Backlog

Backlog is our estimate of the amount of revenue we expect to realize over the remaining life of awarded contracts and task orders we have in hand as of the measurement date. Our total backlog consists of funded and unfunded backlog. We define funded backlog as estimated future revenue under government contracts and task orders for which funding has been appropriated by Congress and authorized for expenditure by the applicable agency, plus our estimate of the future revenue we expect to realize from our commercial contracts. Unfunded backlog is the difference between total backlog and funded backlog. Unfunded backlog reflects our estimate of future revenue under awarded government contracts and task orders for which either funding has not yet been appropriated or expenditure has not yet been authorized. Our total backlog does not include estimates of revenue from government-wide acquisition contracts, or GWAC contracts, or General Services Administration, or GSA, schedules beyond awarded or funded task orders, but our unfunded backlog does include estimates of revenue beyond awarded or funded task orders for other types of indefinite delivery, indefinite quantity, or ID/IQ, contracts, such as our contract with the U.S. Air Force Space Command.

Our total backlog as of December 30, 2006 was approximately $1,220 million, of which approximately $162 million was funded. There can be no assurance that we will receive the amounts we have included in our backlog or that we will ultimately recognize the full amount of our funded backlog as of December 30, 2006.

We believe that backlog is not necessarily indicative of the future revenue that we will actually receive from contract awards that are included in calculating our backlog. We assess the potential value of contracts for purposes of backlog based upon several subjective factors. These subjective factors include our judgments regarding historical trends (i.e., how much revenue we have received from similar contracts in the past), competition (i.e., how likely are we to successfully keep all parts of the work to be performed under the contract) and budget availability (i.e., how likely is it that the entire contract will receive the necessary funding). If we do not accurately assess each of these factors, or if we do not include all of the variables that affect the revenue that we recognize from our contracts, the potential value of our contracts, and accordingly, our backlog, will not reflect the actual revenue received from contracts and task orders. As a result, there can be no assurance that we will receive amounts included in our backlog or that monies will be appropriated by Congress or otherwise made available to finance contracts and task orders included in our backlog. Many factors that affect the scheduling of projects could alter the actual timing of revenue on projects included in backlog. There is always the possibility that the contracts could be adjusted or cancelled. We adjust our backlog on a quarterly basis to reflect modifications to or renewals of existing contracts, awards of new contracts or approvals of expenditures. See Item 1A. "Risk Factors—The calculation of our backlog is subject to numerous uncertainties, and we may not receive the full amounts of revenue estimated under the contracts included in our backlog, which could reduce our revenue in future periods."

Employees

As of December 30, 2006, we had approximately 4,300 employees. Approximately 84% of our employees hold Federal Government security clearances or have passed National Agency Checks. Approximately 14% of our employees hold Top Secret security clearances. A significant portion of our employees who hold Top Secret security clearances also hold Sensitive Compartmental Information clearances, which permit us to bid on highly classified projects. We have no unionized employees and do not have any collective bargaining agreements. However, current contracts or contracts that we may pursue may require us to have unionized employees. We believe we have a good relationship with our employees.

In addition to attracting and retaining qualified technical personnel, we believe that our success will depend on the continued employment of our executive and senior management team and its ability to generate new business and execute projects successfully. We believe that the personal reputations of our management team members and the business relationships between individual members of our management team and governmental officials involved in the procurement process and related areas are critical elements of obtaining and maintaining client engagements in our industry, particularly with agencies performing classified operations. To create and maintain these client relationships, identify potential business opportunities and establish our reputation among our current and potential clients, we depend on our senior management team. The loss of any of our senior executives could cause us to lose client relationships or new business opportunities, which could materially adversely affect our business.

Competition

We compete for contracts in highly competitive markets against a large number of companies both large and small. Because of the large number of companies competing in these markets, we do not repeatedly compete against the same companies. We may team with other companies to perform work under contracts when we feel that our combined resources may create a competitive advantage. However, our competitors may compete more effectively than we can for various reasons, including that they are larger than us, have greater financial and other resources, have better or more extensive relationships with governmental officials involved in the procurement process, or have greater brand or name recognition.

As a result of the diverse requirements of the Federal Government and our commercial clients, we frequently form teams with the companies in our markets in order to compete for large procurements, while bidding against them in other situations.

In each of our practice areas, we generally bid against companies of varying sizes and specialties, from small businesses to multi-billion dollar corporations. Because of the current industry trend toward consolidation, some of these companies may emerge better able to compete with us. Therefore, it is essential that we differentiate ourselves from these companies. We believe that our technical abilities, client relationships, past performance, cost containment, reputation and ability to provide quality personnel give us a strong presence in the markets we serve. In addition, we believe that our culture of respect for and commitment to our clients and business partners greatly aids our business. While we believe these factors help to set us apart from other companies in our markets, we may not be able to continue to maintain our competitive position, as new companies enter the marketplace and alliances and consolidations among competitors emerge. Some companies in our markets have longer operating histories, greater financial and technological capabilities, greater brand or name recognition and/or larger client bases than we have.

Government Contracting and Regulatory Processes

For fiscal 2006, approximately 99% of our revenue was derived from work performed under Federal Government contracts. The government contracting process differs in many ways from commercial contracting, and involves a high degree of Federal Government regulation and oversight.

Historically, agencies of the Federal Government wishing to procure services from contractors have been required to prepare a request for proposal, known as an RFP, or some similar form of solicitation. The RFP is typically an extensive document describing the services desired and the terms and conditions that form the final agreement, including the criteria the soliciting agency will use to select the service provider. Interested parties submit proposals in response to the RFP, which the agency evaluates, often requesting additional information and multiple discussions with offerors prior to final award of the contract.

Over the years, the Federal Government has taken steps to streamline the procurement process. Federal Governmental agencies are now more likely to use flexible contract vehicles that permit a number of firms to compete for specific orders. The General Services Administration Multiple Award Schedule Program, or GSA MAS Program, is an example of a flexible contract vehicle employed by the Federal Government. Under the GSA MAS Program, GSA contracts with multiple vendors to provide goods and services, at predetermined prices, to specified authorized buyers. GSA schedules are listings of services and products, along with their respective prices, offered by approved contractors. The schedules are maintained by the GSA for use by any federal agency or other authorized entity. A contractor must successfully complete a pre-qualification process in order to be selected by the GSA for inclusion of the contractor's goods or services on a GSA Schedule. When an agency selects services under a GSA schedule contract, the soliciting agency, or the GSA on its behalf, conducts a bidding process, limited to qualified GSA schedule contractors. The process typically involves substantially less time and cost than the historical, non-GSA bidding process.

In addition to the GSA MAS Program, we also hold other ID/IQ contracts with other individual agencies, which are generally known as task order contracts. These are essentially umbrella contracts that set forth the basic terms and conditions under which the agency may order goods and services from one, and in some cases, more than one, contractor. Contractors undergo a competitive pre-selection process to become eligible to perform work under ID/IQ contracts. A procuring agency then issues task orders for goods or services to be performed or provided under a contract. When task orders are issued under multiple award ID/IQ contracts, each awardee typically has an opportunity to be considered for the task order. The agency desiring contract services may conduct a competition among the interested awardees, resulting in the issuance of a task order to a single contractor. These contracts have increased competition and pricing pressure by concentrating work under fewer contracts, and requiring competition both prior to the initial award of the contract and throughout the term of the contract in order to obtain task orders for the services we provide, requiring that we make sustained post-award marketing efforts to realize revenue under each such contract. Moreover, even if we are qualified to work on a particular new contract or a contract subject to renewal, we might not be awarded business because of the Federal Government's policy and practice of procuring goods and services from multiple contractors in order to maintain a diverse base of contractors. In addition, ID/IQ contracts do not obligate the Federal Government to purchase goods or services above the minimum levels set forth in the contract.

A task order calls for a specific set of services to be delivered by the contractor to a particular client agency. In our experience, the key factors in competing successfully for these task orders are technical merit, cost, relevant past performance considerations and client trust. From time to time we are also a party to GWACs, which are ID/IQ contracts that permit the aggregation of multiple agencies' requirements in a single contract, in order to encourage contractors to offer the best possible prices and to reduce the costs associated with multiple acquisitions.

For single-award large scale contracts, such as those targeted by our Major Program initiative, interested contractors submit information indicating their desire to perform the required services. The agency then solicits competitive proposals or bids from qualified contractors by providing them with a formal RFP or similar solicitation. The RFP typically describes the desired services, terms and conditions, and evaluation criteria the agency will use. Offerors then submit proposals in response to the RFP, and the agency evaluates the proposals and makes the award determination. Agencies are encouraged to award contracts on a "best value" basis. This means that the contractor selected for the award should, in the agency's judgment, provide the greatest overall benefit in response to the requirement, including technical merit, cost and relevant past performance considerations. The entire acquisition process can sometimes take a year or more.

The competitive process presents a number of risks, including the following:

- we expend substantial funds, managerial time and effort to prepare bids and proposals for contracts that we may not win;
- we may be unable to estimate accurately the resources and cost that will be required to service any contract we win, which could result in substantial cost overruns; and
- we may encounter expense and delay if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in a requirement to resubmit proposals on modified specifications or in the termination, reduction or modification of the awarded contract.
- we may be chosen as one of the contractors for a multiple award GWAC, ID/IQ or GSA Schedule contract, but not be awarded a sufficient number of tasks under the contract to justify our time, effort, and expense in bidding on the contract and subsequent task orders.
- the government may initially award a GWAC, ID/IQ, or GSA Schedule contract but fail to provide funding for the number of task orders necessary to justify our time, effort, and expense in bidding on the contract and subsequent task orders.

For additional information regarding the risks presented by the competitive process, please see Item 1A. Risk Factors below.

The government contracts for which we compete typically have multiple year terms, and if we are unable to win a particular contract,,we generally will be foreclosed from competing again for that contract until its expiration several years later. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process.

Laws and Regulations Affecting Our Business

Federal Government contracts are subject to a number of federal laws and regulations, including the Federal Acquisition Regulation, or FAR, and Cost Accounting Standards. These statutes and regulations contain several rules that may affect us significantly.

The Anti-Deficiency Act prohibits Federal Government employees from committing government funds, by contract or otherwise, in excess or in advance of appropriations, unless authorized by a specific statute. Since Congress usually appropriates funds on a fiscal year basis, many of our contracts are funded by the applicable agency annually as Congress makes appropriations for future fiscal years. In addition, since funds are often allocated to agencies by the OMB, many of our contracts are incrementally funded.

Disappointed bidders and contractors excluded from competing for government contracts and task orders may submit a protest to a contracting officer or the GAO within time limits specified under FAR and GAO bid protest rules. The U.S. Court of Federal Claims also has bid protest jurisdiction. Performance under a contract being protested may be suspended while the protest is pending, and in cases where the contract is found to have been improperly awarded, the contract may be terminated.

Certain FAR clauses, such as the Limitation of Cost and Limitation of Funds clauses, limit the Federal Government's liability for expenditures or obligations beyond those authorized by the applicable contract. In many cases, contracts are awarded for only one year with a number of successive option years (in many cases, four). Agencies are not obligated to exercise these option years, but in our experience most renewal options under our contracts have been exercised. In addition, certain FAR clauses allow the Federal Government to terminate contracts for convenience (i.e., at will), although the Federal Government is obligated to pay for costs incurred.

Larger contracts may also be subject to the Truth in Negotiations Act and Cost Accounting Standards. The Truth in Negotiations Act requires us to provide current, accurate and complete cost or pricing data in connection with the negotiation of a contract, modification or task order that is not subject to full and open competition or other exceptions to the Act. Cost Accounting Standards are applicable to certain contracts and require the contractor to apply consistent accounting practices and comply with specific cost accounting criteria. The FAR "Contract Cost Principles and Procedures" sets forth the rules regarding the allocability and allowability of costs incurred in connection with Federal Government contracts.

The FAR restricts government contractors from participating in procurements when there is an Organizational Conflict of Interest, or OCI, and establishes rules for avoiding, mitigating and neutralizing conflicts of interest in the issuance of contracts by the Federal Government. Virtually all government contracts, including ours, are subject to the OCI rules. An OCI may arise because the nature of the work to be performed by a contractor has the potential, absent some restriction on future activities, to result in an unfair competitive advantage to the contractor or impair the contractor's objectivity in performing the contract or providing assistance or advice to the Federal Government. The government contracting officer is responsible for resolving any significant potential OCIs before a contract award is made. Federal Government contractors have an obligation to manage and, if necessary, report an OCI to the contracting officer. We have a company-wide policy regarding care in the acceptance of and compliance with contractual OCI provisions, which includes awareness training programs and coordination and reporting systems. We review new contracts and task orders at the time we receive them for potential OCI issues. Accordingly, we believe that as a result of the systems we have in place, our backlog will not be affected by OCI issues.

Our books and records are subject to audit by the Defense Contract Audit Agency, or DCAA, and other governmental audit agencies to ensure that the costs and hourly rates for which we invoice the Federal Government under cost reimbursable and time and materials contracts are in compliance with the Cost Principles, Cost Accounting Standards and FAR invoicing regulations. Each fiscal year, we must submit final cost data to the Federal Government indicating our actual costs incurred for the prior year, exclusive of certain costs that are not recoverable by Federal Government contractors. This data is audited, and subject to adjustments by the auditing agency based upon established guidance, which may affect our recovery on cost reimbursable contracts for prior fiscal years. These audits may also result in assessment of penalties, interest costs and, in extreme cases, debarment. The Federal Government retains a portion of the fee earned by us under cost reimbursable contracts until contract completion and audit by the DCAA. Audits of our business units by the DCAA have been completed for all fiscal years through 2001 without material adjustments. In the opinion of management, the audits for other fiscal years through fiscal year 2006 will not result in adjustments that would have a material adverse effect on our financial position or results of operations; however, future material adjustments are possible.

Our conduct and performance is also subject to the False Claims Act. The False Claims Act prohibits contractors from knowingly submitting false or fraudulent claims to the Federal Government. We have established standards of conduct for our employees and a reporting mechanism that any of our employees can use to report inappropriate or illegal activities.

From time to time we may engage in activities that require us to comply with the various U.S. Government export control laws and regulations administered by the U.S. Department of State, U.S. Department of Commerce, U.S. Treasury Office of Foreign Assets Control, and the Bureau of Customs and Border Protection. We have dedicated personnel assigned to maintain and coordinate our compliance activities in this area.

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, are available free of charge on the Investor Relations section of our website at *www.si-intl.com* as soon as reasonably practicable after we electronically file the material with, or furnish the material to, the Securities and Exchange Commission, or SEC.

You may obtain a printed copy of any of the foregoing materials from us by writing to us at SI International, Inc., 12012 Sunset Hills Road, Suite 800, Reston, Virginia 20190, Attention: Investor Relations.

Item 1A. Risk Factors

Risks Related to Our Industry

We depend on contracts with the Federal Government for most of our revenue, and our business would be seriously harmed if the government ceased doing business with us or significantly decreased the amount of business it does with us.

We derived approximately 99% and 98.1% of our total revenue in fiscal 2006 and in fiscal 2005, respectively, from Federal Government contracts, either as a prime contractor or a subcontractor. This includes 46.6% and 46.9% of our total revenue in fiscal 2006 and in fiscal 2005, respectively, that we derived, either as a prime contractor or a subcontractor, from contracts with agencies of the DoD and Intelligence community. We expect that we will continue to derive most of our revenue for the foreseeable future from work performed under Federal Government contracts. If we were suspended or otherwise prohibited from contracting with the Federal Government generally, or with any significant agency of the DoD or the Intelligence community, or if our reputation or relationship with the Federal Government or any significant agency of the DoD or the Intelligence community were impaired, or if any of the foregoing otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results would be materially adversely affected.

The following chart provides certain information regarding our largest contracts (exclusive of GSA multiple award schedules) or individual task orders (inclusive of task and delivery orders issued on GSA multiple award schedules) for fiscal years 2006 and 2005, in terms of revenues:

Contract or Task Order	Contracting Agency	Percent of Revenues in 2006	Percent of Revenues in 2005	Expiration Date
Command, Control, Communications, Computer, Intelligence, Information, Technology, Surveillance, and Reconnaissance (C4I2TSR) contract	U.S. Air Force Space Command	21.4	20.7	2013*

* Includes option periods.

Although our contract with the Department of Homeland Security known as the Service Center Operations Team, or SCOT, contract represents less than 10% of our revenues, it remains an important contract. The SCOT contract had a four-year term that, with the Federal Government's exercise of the final option year, extended through June 2006. Since June 2006, the contract has been extended on an interim basis while the contract is recompeted. If we fail to win the SCOT contract recompete, or any of our other significant contracts, our business would be materially and adversely affected.

Our business could be adversely affected by changes in budgetary priorities of the Federal Government.

Because we derive a significant portion of our revenue from contracts with the Federal Government, we believe that the success and development of our business will continue to depend on our successful participation in Federal Government contract programs. Changes in Federal Government budgetary priorities could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs that call for the types of services that we provide, or a change in Federal Government contracting policies could cause Federal Governmental agencies to reduce their expenditures under contracts, to exercise their right to terminate contracts at any time without penalty, not to exercise options to extend contracts, or to delay or not enter into new contracts. Any of those actions could seriously harm our business, prospects, financial condition or operating results. Moreover, although our contracts with governmental agencies often contemplate that our services will be performed over a period of several years, Congress usually must approve funds for a given program each government fiscal year and may significantly reduce or eliminate funding for a program. Significant reductions in these appropriations by Congress could have a material adverse effect on our business. Additional factors that could have a serious adverse effect on our Federal Government contracting business include:

- changes in Federal Government programs or requirements;
- budgetary priorities limiting or delaying Federal Government spending generally, or by specific departments or agencies in particular, and changes in fiscal policies or available funding, including potential governmental shutdowns;
- reduction in the Federal Government's use of technology solutions firms; and
- an increase in the number of contracts reserved for small businesses which could result in our inability to compete directly for these prime contracts.

Our contracts with the Federal Government may be terminated or adversely modified prior to completion, which could adversely affect our business.

Federal Government contracts generally contain provisions, and are subject to laws and regulations, that give the Federal Government rights and remedies not typically found in commercial contracts, including provisions permitting the Federal Government to:

- terminate our existing contracts;
- reduce potential future income from our existing contracts;
- modify some of the terms and conditions in our existing contracts;
- suspend or permanently prohibit us from doing business with the Federal Government or with any specific government agency;
- impose fines and penalties;
- subject us to criminal prosecution;
- subject the award of some contracts to protest or challenge by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest or challenge and which may also require the government to solicit new proposals for the contract or result in the termination, reduction or modification of the awarded contract;
- suspend work under existing multiple year contracts and related task orders if the necessary funds are not appropriated by Congress;
- decline to exercise an option to extend an existing multiple year contract; and
- claim rights in technologies and systems invented, developed or produced by us.

The Federal Government may terminate a contract with us either "for convenience" (for instance, due to a change in its perceived needs or its desire to consolidate work under another contract) or if we default by failing to perform under the contract. If the Federal Government terminates a contract with us for convenience, we generally would be entitled to recover only our incurred or committed costs, settlement expenses and profit on the work completed prior to termination. If the Federal Government terminates a contract with us based upon our default, we generally would be denied any recovery for undelivered work, and instead may be liable for excess costs incurred by the Federal Government in procuring undelivered items from an alternative source and other damages as authorized by law. As is common with government contractors, we have experienced and continue to experience occasional performance issues under some of our contracts. We may in the future receive show-cause or cure notices under contracts that, if not addressed to the Federal Government's satisfaction, could give the government the right to terminate those contracts for default or to cease procuring our services under those contracts.

Our Federal Government contracts typically have terms of one or more base years and one or more option years. Many of the option periods cover more than half of the contract's potential term. Federal governmental agencies generally have the right not to exercise options to extend a contract. A decision to terminate or not to exercise options to extend our existing contracts could have a material adverse effect on our business, prospects, financial condition and results of operations.

Certain of our Federal Government contracts also contain "organizational conflict of interest" clauses that could limit our ability to compete for certain related follow-on contracts. For example, when we work on the design of a particular solution, we may be precluded from competing for the contract to install that solution. While we actively monitor our contracts to avoid these conflicts, we cannot guarantee that we will be able to avoid all organizational conflict of interest issues.

If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid for new business may be adversely affected.

To develop new business opportunities, we primarily rely on establishing and maintaining relationships with various government entities and agencies. We may be unable to successfully maintain our relationships with government entities and agencies, and any failure to do so could materially adversely affect our ability to compete successfully for new business.

We derive significant revenue from contracts and task orders awarded through a competitive acquisition process. If we are unable to win new awards or successfully compete for renewal contracts, our business and prospects may be adversely affected.

A significant number of our contracts and task orders with the Federal Government are awarded through a competitive process. We expect that much of the business that we will seek in the foreseeable future will continue to be awarded through competitive bidding of new contracts and task orders and contracts subject to renewal. Recently, members of Congress and administration officials have authorized changes to the procurement process intended to increase competition among suppliers to the Federal Government. Budgetary pressures and reforms in the procurement process have caused many Federal Government clients to increasingly purchase goods and services through ID/IQ, contracts, including GSA contracts, and other GWACs. These contracts have increased competition and pricing pressure by concentrating work under fewer contracts, and requiring competition both prior to the initial award of the contract and throughout the term of the contract in order to obtain task orders for the services we provide, requiring that we make sustained post-award marketing efforts to realize revenue under each such contract. These contracts generally approve particular contractors to provide specified goods and services to the applicable governmental agency but generally do not obligate the agency to purchase any particular amount of goods or services. To procure goods or services under the contract, the agency generally awards task orders to perform specified services or to supply specified goods pursuant to competition among approved contractors. Thus, the existence of a contract does not ensure future revenue; rather, the contract merely provides us the opportunity to compete for additional work. An agency may administer an ID/IQ contract in which it procures goods and services for itself. Under the same contract, other federal agencies may also procure goods and services. These contracts are known as GWACs. When multiple prime contractors hold GWACs for the same goods and services, all of them are eligible to supply goods and services under the contract. As a result, qualified contractors often compete with each other to obtain task orders under a GWAC. Similarly, GSA contracts, including contracts commonly known as GSA Schedule contracts, are procurement contracts administered by the GSA on behalf of the entire Federal Government. Like many other ID/IQ contracts, multiple contractors may be awarded GSA contracts for the same goods and services. As a result, an agency may procure goods and services from any contractor awarded the GSA contract at the prices and on the terms stated in the contract. Moreover, even if we are highly qualified to work on a particular new contract or a contract subject to renewal, we might not be awarded business because of the Federal Government's policy and practice of procuring goods and services from multiple contractors in order to maintain a diverse base of contractors.

The competitive process presents a number of risks, including the following:

- we expend substantial funds, managerial time and effort to prepare bids and proposals for contracts that we may not win;
- we may be unable to estimate accurately the resources and cost that will be required to service any contract we win, which could result in substantial cost overruns; and
- we may encounter expense and delay if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in a requirement to resubmit proposals on modified specifications or in the termination, reduction or modification of the awarded contract.

The government contracts for which we compete typically have multiple year terms, and if we are unable to win a particular contract, we generally will be foreclosed from competing again for that contract until its expiration several years later. If we are unable to win new contract awards, our business and prospects will be adversely affected. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process. There can be no assurance that we will win any particular bid or recompetition bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or nonrenewal of any of our significant contracts or a substantial portion of our other contracts could materially adversely affect our operating results.

Our business may suffer if our facilities or our employees are unable to obtain or retain the security clearances or other qualifications needed to perform services for our clients.

Many of our Federal Government contracts require employees and facilities used in specific engagements to hold security clearances and to clear agency checks and Defense Security Service checks. Many of our contracts require us to employ personnel with specified levels of education, work experience and security clearances. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain. If our employees or our facilities lose or are unable to obtain necessary security clearances or successfully clear necessary agency or Defense Security Service checks, we may not be able to win new business and our existing clients could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the security clearances necessary for our facilities or our employees working on a particular contract or to the extent our facilities or our employees do not successfully clear necessary agency checks or Defense Security Service checks, we may not derive the revenue anticipated from the contract, and our operating results could be materially adversely affected.

We must comply with a variety of laws, regulations and procedures and our failure to comply could harm our operating results.

We must observe laws and regulations relating to the formation, administration and performance of Federal Government contracts which affect how we do business with our clients and impose added costs on our business. For example, the Federal Acquisition Regulation and the industrial security regulations of the DoD and related laws include provisions that:

- allow our Federal Government clients to terminate or not renew our contracts if we come under foreign ownership, control or influence;

- require us to disclose and certify cost and pricing data in connection with contract negotiations;
- require us to prevent unauthorized access to classified information; and
- require us to comply with laws and regulations intended to promote various social or economic goals.

Some of our activities are subject to the export control laws and regulations administered by the Department of State, Department of Commerce, Treasury Office of Foreign Assets Control, and the Bureau of Customs and Border Protection. Additionally, we are subject to industrial security regulations of the DoD and other federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control or influence, we could lose our facility security clearances, which could result in our Federal Government customers terminating or deciding not to renew our contracts, and could impair our ability to obtain new contracts.

In addition, our employees often must comply with procedures required by the specific agency for which work is being performed, such as time recordation or prohibition on removal of materials from a location.

Our failure to comply with applicable laws, regulations or procedures, including federal procurement regulations and regulations regarding the protection of classified information, could result in contract termination, loss of security clearances, suspension or prohibition from contracting with the Federal Government, civil fines and damages and criminal prosecution and penalties, any of which could materially adversely affect our business.

The Federal Government may revise its procurement or other practices in a manner adverse to us.

The Federal Government may revise its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to GSA contracts, GWACs or other government-wide contracts, or adopt new standards for contract awards intended to achieve certain social or other policy objectives, such as establishing new set-aside programs for small or minority-owned businesses. In addition, the Federal Government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the Federal Government may obtain from private contractors. These changes could impair our ability to obtain new contracts or contracts under which we currently perform when those contracts are put up for recompetition bids. Any new contracting methods could be costly or administratively difficult for us to implement, and, as a result, could harm our operating results. For example, the U.S. Small Business Administration enacted a rule that is to become effective on June 30, 2007, concerning the small business certification that companies must provide under contract vehicles with small businesses set-asides. Under certain circumstances, this rule may require companies to recertify as small businesses after they have been acquired by larger companies. A company that cannot recertify as a small business may experience decreased task orders awarded under contract vehicles, including on contracts with small business set-aside requirements. Additionally, recent changes in the acquisition regulations concerning the process for awarding a time and materials and labor hour service contracts may make it more difficult to obtain such contracts in the future.

Our contracts and administrative processes and systems are subject to audits and cost adjustments by the Federal Government, which could reduce our revenue, disrupt our business or otherwise adversely affect our results of operations.

Federal governmental agencies, including the DCAA, routinely audit and investigate government contracts and government contractors' administrative processes and systems. These agencies review our performance on contracts, pricing practices and cost structure. They also review our compliance with applicable laws, government regulations, policies and standards and the adequacy of our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and any such costs already reimbursed must be refunded. Moreover, if any of our administrative processes and systems are found not to comply with the applicable requirements, we may be subjected to increased government scrutiny or required to obtain additional governmental approvals that could delay or otherwise adversely affect our ability to compete for or perform contracts. Therefore, an unfavorable outcome to an audit by the DCAA or another government agency, such as the Defense Security Service, or DSS, which verifies security compliance, could materially adversely affect our competitive position and result in a substantial reduction of our revenues. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the Federal Government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.

Failure to maintain strong relationships with other government contractors could result in a decline in our revenue.

We derived approximately 20% of our total revenue in fiscal 2006 and 25% of our total revenue in fiscal 2005 from contracts under which we acted as a subcontractor or from "teaming" arrangements in which we and other contractors bid together on particular contracts or programs. As a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Moreover, our revenue and operating results could be materially adversely affected if any prime contractor or teammate chooses to offer a client services of the type that we provide or if any prime contractor or teammate teams with other companies to independently provide those services.

The calculation of our backlog is subject to numerous uncertainties, and we may not receive the full amounts of revenue estimated under the contracts included in our backlog, which could reduce our revenue in future periods.

Backlog is our estimate of the amount of revenue we expect to realize over the remaining life of the awarded contracts and task orders we have in hand as of the measurement date. Our total backlog consists of funded and unfunded backlog. We define funded backlog as estimated future revenues under government contracts and task orders for which funding has been appropriated by Congress and authorized for expenditure by the applicable agency under our contracts, plus estimated future revenues we expect to receive under signed purchase orders with commercial clients. Unfunded backlog is the difference between total backlog and funded backlog. Unfunded backlog reflects our estimate of future revenues under awarded government contracts and task orders for which either funding has not been appropriated or expenditures have not been authorized. Our total backlog does not include estimates of revenue from GWAC or GSA schedules beyond contract or task order awards, but our unfunded backlog does include estimates of revenue beyond contract or task order awards for other types of ID/IQ contracts, including our Command, Control, Communications, Computer, Intelligence, Information, Technology, Surveillance, and Reconnaissance (C4I2TSR) contract with the U.S. Air Force Space Command.

The calculation of backlog is highly subjective and is subject to numerous uncertainties and estimates, and there can be no assurance that we will in fact receive the amounts we have included in our backlog. Our assessment of a contract's potential value is based upon factors such as historical trends, competition and budget availability. In the case of contracts which may be renewed at the option of the applicable agency, we generally calculate backlog by assuming that the agency will exercise all of its renewal options;

however, the applicable agency may elect not to exercise its renewal options. In addition, federal contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under a contract may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. Our estimate of the portion of backlog from which we expect to recognize revenues in fiscal 2006 or any future period is likely to be inaccurate because the receipt and timing of any of these revenues is dependent upon subsequent appropriation and allocation of funding and is subject to various contingencies, such as timing of task orders, many of which are beyond our control. In addition, we may never receive revenues from some of the engagements that are included in our backlog and this risk is greater with respect to unfunded backlog.

The actual receipt of revenues on engagements included in backlog may never occur or may change because a program schedule could change, the program could be canceled, the governmental agency could elect not to exercise renewal options under a contract or could select other contractors to perform services, or a contract could be reduced, modified or terminated. We adjust our backlog on a quarterly basis to reflect modifications to or renewals of existing contracts or task orders, awards of new contracts or task orders, or approvals of expenditures. Additionally, the maximum contract value specified under a government contract or task order awarded to us is not necessarily indicative of the revenues that we will realize under that contract. We also derive revenues from ID/IQ contracts, which typically do not require the government to purchase a specific amount of goods or services under the contract other than a minimum quantity which is generally very small. If we fail to realize revenue included in our backlog, our revenues and operating results for the then current fiscal year as well as future reporting periods could be materially adversely affected.

Loss of our GSA contracts or GWACs would impair our ability to attract new business.

We are a prime contractor under several GSA contracts and GWAC schedule contracts. We believe that our ability to continue to provide services under these contracts will continue to be important to our business because of the multiple opportunities for new engagements each contract provides. If we were to lose our position as prime contractor on one or more of these contracts, we could lose substantial revenues and our operating results could suffer. GSA contracts and other GWACs typically have a one or two-year initial term with multiple options exercisable at the government client's discretion to extend the contract for one or more years. We cannot be assured that our government clients will continue to exercise the options remaining on our current contracts, nor can we be assured that our future clients will exercise options on any contracts we may receive in the future.

If subcontractors on our prime contracts are able to secure positions as prime contractors, we may lose revenue.

For each of the past several years, as the GSA schedule contracts and GWACs have increasingly been used as contract vehicles, we have received substantial revenue from government clients relating to work performed by other information technology providers acting as subcontractors to us. In some cases, companies that have not held GSA schedule contracts or secured positions as prime contractors on GWACs have approached us in our capacity as a prime contractor, seeking to perform services as our subcontractor for a government client. Some of these providers that are currently acting as subcontractors to us may in the future secure positions as prime contractors. If one or more of our current subcontractors are awarded prime contractor status in the future, it could reduce or eliminate our revenue for the work they were performing as subcontractors to us. Revenue derived from work performed by our subcontractors represented approximately 19% and 15%, respectively, of our revenue for each of fiscal 2006 and 2005.

Risks Associated with International Operations

Our international business exposes us to additional risks including exchange rate fluctuations, foreign tax and legal regulations and political or economic instability that could materially adversely affect our operating results.

In connection providing services to our clients, we are sometimes required to engage in international operations (including international operations under U.S. government contracts). Conducting international business subjects us to risks associated with operating in and selling to foreign countries, including:

- devaluations and fluctuations in currency exchange rates;
- changes in or interpretations of foreign regulations that may adversely affect our ability to sell all of our products or repatriate profits to the United States;
- imposition of limitations on conversions of foreign currencies into dollars;
- imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;
- compliance with U.S. laws and regulations that apply extraterritorially which may conflict, in whole or in part, with local laws and regulations in countries where we operate;
- compliance with the local labor laws of the countries in which we operate;
- hyperinflation, nationalization, or political instability in foreign countries;
- military activities or terrorist incidents in foreign countries, including those which may result in the closure of ports and border crossings or the risk of personal injury to our personnel;
- imposition or increase of investment and other restrictions or requirements by foreign governments; and
- compliance with U.S. export control laws and regulations, which may effect our ability to provide goods and services abroad.

To the extent that our customers request us to provide services and support outside of the United States, these and other risks associated with international operations are likely to increase. Although such risks have not harmed our operating results in the past, no assurance can be given that such risks will not materially adversely affect our operating results in the future.

Risks Related to Our Business

We may lose money or generate less than anticipated profits if we do not accurately estimate the cost of our performance under fixed price or time and materials contracts.

Some of our contracts require that we perform on a fixed price basis. We derived 28.0% of our total revenue in fiscal 2006 and 26.2% of our total revenue in fiscal 2005 from fixed price contracts. A fixed price contract generally provides that we will receive a specified price for our performance under the contract, regardless of the cost to us of such performance. This requires that we accurately estimate the cost that we will incur to perform our obligations under any contract at the time that we submit our proposal to the applicable government agency. When making proposals for engagements on a fixed price basis, we rely on our estimates of costs and timing for completing the projects. These estimates are subject to numerous variables and uncertainties, and there can be no assurance that the costs of performing under any fixed price contract will not exceed, perhaps substantially, our estimates. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed price contracts, including costs and delays caused by factors outside our control, could make these contracts less profitable than anticipated or could cause us to incur losses, which could be substantial, on these contracts. In the past, we have from time to time incurred losses on some fixed price contracts and our profits on some fixed price contracts have been less than anticipated. Our operating results could be materially adversely affected if the actual costs of performing under these contracts exceed our estimates.

Many of our contracts are performed on a time and materials basis. A time and materials contract typically provides that we are paid a fixed hourly rate for direct labor costs expended and reimbursed for allowable materials, costs and expenses. We derived 40.2% of our total revenues in fiscal 2006 and 43.8% of our total revenues for fiscal 2005 from time and materials contracts. While time and materials contracts are generally subject to less uncertainty than fixed price contracts, to the extent that our actual labor costs are higher than the contract rates, we may lose money on the contract. Additionally, recent changes in federal acquisition rules concerning the procedures for authorizing time and material and labor hour service contracts may affect our ability to obtain time and material contracts in the future.

Our margins and operating results may suffer if cost reimbursable contracts increase as a percentage of our total government contracts.

In general, cost reimbursable contracts are the least profitable of our government contracts. Our cost reimbursable contracts generally provide for reimbursement of costs, which are determined to be reasonable, allowable and allocable to the contract, as well as payment of a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Our time and materials contracts generally are more profitable than our cost reimbursable contracts. Cost reimbursable contracts contributed 31.8% and 30.0% of our total revenues in fiscal 2006 and fiscal 2005, respectively. To the extent that cost reimbursable contracts represent an increased proportion of our total government contracts, our operating results could be materially adversely affected.

Our markets are highly competitive, and many of the companies we compete against have substantially greater resources.

We operate in highly competitive markets that include a large number of participants and involve intense competition to win contracts. Many of our competitors may compete more effectively than we can because they are larger, have greater financial and other resources, have better or more extensive relationships with government officials involved in the procurement process and have greater brand or name recognition. In order to stay competitive in our industry, we must attract and retain the highly skilled employees necessary to provide our services and keep pace with changing technologies and client preferences. In addition, some of our competitors have established alliances or strategic relationships among themselves or with third parties in order to increase their ability to address client needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation which may result in the emergence of larger companies that may be better able to compete with us. If we are unable to compete effectively, our business could be materially adversely affected.

Our failure to attract and retain qualified employees, including our executive and senior management team, may adversely affect our business.

Our continued success depends to a substantial degree on our ability to recruit and retain the technically skilled personnel we need to serve our clients effectively. Our business involves the development of tailored technology solutions for our clients, a process that relies heavily upon the expertise and services of our employees. Competition for skilled personnel, especially those with Top Secret or SCI clearances, in the information technology services industry is intense, and technology service companies often experience high attrition among their skilled employees. Recruiting and training these employees requires substantial resources. Our failure to attract and retain technical personnel could increase our costs of performing our contracts, reduce our ability to meet our clients' needs, limit our ability to win new business and constrain our ability to grow.

Certain types of services are subject to the Service Contract Act and the Davis-Bacon Act. These Acts require that the contractor pay to all personnel assigned to the contract at least the prevailing wage and fringe benefits, as established by and in accordance with the regulations promulgated by the Department of Labor. We have an established policy pursuant to which we evaluate RFP's that include Service Contract Act and Davis-Bacon Act requirements and, in the event of an award to us, ensure our compliance with these requirements.

We may be affected by intellectual property infringement claims.

Our business operations may rely on intellectual property. Our employees develop some of the software solutions and other forms of intellectual property that we use to provide IT solutions to our customers, but we also may license technology from other entities. Typically, under Federal Government contracts, our customers may claim rights in the intellectual property we develop, making it impossible for us to prevent their future use of our intellectual property. We are and may in the future be subject to claims from our employees or third parties who assert that certain software solutions and other forms of intellectual property that we used in delivering services and solutions to our customers infringe upon intellectual property rights of such employees or third parties. If our vendors, employees or third parties assert claims that we or our customers are infringing on their intellectual property, we could incur substantial costs to defend these claims. In addition, if any of these infringement claims are ultimately successful, we could be required to:

- cease selling or using products or services that incorporate the challenged software or technology;
- obtain a license or additional licenses; or
- redesign our products and services that rely on the challenged software or technology.

Employee misconduct could adversely affect our business and reputation, as well as expose us to other risks and losses.

While we endeavor to ensure that our employees adhere to all applicable laws and regulations governing their conduct, as well as to our polices, including our Code of Ethics and Business Conduct, we may be unable to prevent our employees from engaging in misconduct, fraud or other improper activities that could adversely affect our business and reputation. Although we take steps to ensure that our employees do not engage in misconduct, such steps may not be effective and we may incur substantial costs in investigating any allegations of misconduct in addition to any penalties that may be imposed should misconduct be found to exist. Such penalties may include civil and/or criminal liability, loss of security clearances, or suspension and debarment under various federal government laws and regulations such as those concerning procurement, the protection of classified information, export compliance, the pricing of labor and other costs in government contracts, time card fraud and violations of the Anti-Kickback Act.

A substantial majority of our historical growth has been due to acquisitions and we may have difficulty identifying and executing future acquisitions on favorable terms, which may adversely affect our results of operations and stock price.

A substantial majority of our historical growth was the result of acquisitions, and the selective pursuit of acquisitions remains one of our key growth strategies. We cannot assure you that we will be able to identify and execute suitable acquisitions in the future on terms that are favorable to us, or at all.

We may encounter other risks in executing our acquisition strategy, including:

- increased competition for acquisitions which may increase the price of our acquisitions;
- the potential impact on the companies we might seek to acquire due to changes in the U.S. Small Business Administration rules concerning recertification as a small business in order to continue to qualify for small business set-aside awards; and
- our failure to discover material liabilities during the due diligence process, including the failure of prior owners of any acquired businesses or their employees to comply with applicable laws or regulations such as the Federal Acquisition Regulation and health, safety, employment and environmental laws and regulations, or their failure to fulfill their contractual obligations to the Federal Government or other clients.

In connection with any future acquisitions, we may decide to consolidate the operations of any acquired business with our existing operations or to make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions and, in the event that any goodwill resulting from present or future acquisitions is found to be impaired, by goodwill impairment charges. As of December 30, 2006, we had approximately $220.6 million of goodwill resulting from acquisitions on our balance sheet and, to the extent we make future acquisitions, the amount of goodwill could increase, perhaps substantially. Any of the businesses we acquire may also have liabilities or adverse operating issues.

In addition, our ability to make future acquisitions may require us to obtain additional financing and we may be materially adversely affected if we cannot obtain additional financing for any future acquisitions. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions and the issuance of common stock to acquire other businesses could be dilutive to our stockholders. To the extent that we use borrowings to acquire other businesses, our debt service obligations could increase substantially and relevant debt instruments may, among other things, impose additional restrictions on our operations, require us to comply with additional financial covenants or require us to pledge additional assets to secure our borrowings.

We may have difficulty integrating the operations of any companies we acquire, which may adversely affect our results of operations.

The success of our acquisition strategy will depend upon our ability to successfully integrate any businesses we may acquire in the future. The integration of these businesses into our operations may result in unforeseen events or operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development of our business. These integration difficulties could include the integration of personnel with disparate business backgrounds, the transition to new information systems, coordination of geographically dispersed organizations, loss of key employees of acquired companies and reconciliation of different corporate cultures. For these or other reasons, we may be unable to retain key clients or to retain or renew contracts of acquired companies. Moreover, any acquired business may fail to generate the revenue or net income we expected or produce the efficiencies or cost-savings that we anticipated. Any of these outcomes could materially adversely affect our operating results.

If we are unable to manage our growth, our business may be adversely affected.

Sustaining our growth has placed significant demands on our management, as well as on our administrative, operational and financial resources. If we continue to grow, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to do so, or if new systems that we implement to assist in managing any future growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be materially adversely affected.

Systems failures may disrupt our business and have an adverse effect on our results of operations.

Any systems failures, including failure of network, software or hardware systems, whether caused by us, a third-party service provider, unauthorized intruders and hackers, computer viruses, natural disasters, power shortages or terrorist attacks, could cause loss of data and interruptions or delays in our business or that of our clients. In addition, the failure or disruption of mail, communications or utilities could cause us to interrupt or suspend our operations or otherwise harm our business. Our property and business interruption insurance may be inadequate to compensate us for losses that may occur as a result of any system or operational failure or disruption, and insurance to cover these types of risks may not be available in the future on terms that we consider acceptable, if at all.

The systems and networks that we maintain for our clients, although redundant in their design, could also fail. If a system or network we maintain were to fail or experience service interruptions, we might experience loss of revenue or face claims for damages or contract termination. Our liability insurance may be inadequate to compensate us for damages that we might incur and liability insurance to cover these types of risks may not be available in the future on terms that we consider acceptable, or at all.

Security breaches in government systems that we develop, integrate, maintain or manage could adversely affect our business and reputation, as well as expose us to other risks and losses.

Many of the systems we develop, integrate, maintain or manage involve protecting information relating to national security and other sensitive government functions. A security breach in one of these systems could result in damage to our customers, as well as expose us to unknown risks or losses that could exceed the policy limits of our insurance. Additionally, such a security breach could substantially harm our reputation, including rendering us ineligible for work on sensitive or classified projects.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted.

Approximately 19% and 15%, respectively, of our total revenue in each of fiscal 2006 and fiscal 2005 was generated by work performed by subcontractors who perform a portion of the work we are obligated to deliver to our clients. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as a prime contractor. In extreme cases, a subcontractor's performance deficiency could result in the Federal Government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Our indebtedness and debt service obligations may increase substantially and we will be subject to restriction under debt instruments.

On February 9, 2005, we entered into the Amended and Restated Credit Agreement with a syndicate of lenders, including Wachovia Bank, National Association, a national banking association, which acted as administrative agent for the lenders. On February 27, 2006, contemporaneously with our closing the acquisition of Zen, we entered into a First Amendment to the Amended and Restated Credit Agreement, or First Amendment, with a syndicate of lenders, with Wachovia Bank, National Association continuing to act as administrative agent for the lenders (collectively, the Amended and Restated Credit Agreement and the First Amendment shall be known as the "Amended Credit Agreement"). As of December 30, 2006, we had approximately $70.2 million of debt outstanding under our Amended Credit Agreement.

Our leverage may increase as a result of any future acquisitions and, accordingly, the amount of our indebtedness will likely increase, perhaps substantially.

Our indebtedness could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- requiring that a substantial portion of our cash flow from operations be applied to pay our debt service obligations, thus reducing cash available for other purposes;
- limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and
- placing us at a possible disadvantage compared to our competitors with less leverage or better access to capital.

Our Amended Credit Agreement bears interest at variable rates based upon prevailing market interest rates, which exposes us to the risk of increased interest rates. Also, our Amended Credit Agreement requires that we comply with various financial covenants and impose restrictions on us, including restrictions on, among other things, our ability to incur additional indebtedness or liens, make acquisitions and pay dividends on our capital stock.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance, our debt will depend primarily on our future performance, which to a certain extent is subject to the economic, financial, competitive and other factors beyond our control. There can be no assurance that our business will continue to generate sufficient cash flow from operations in the future to service our debt or meet our other cash needs. If we are unable to generate this cash flow from our business, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs. We cannot assure you that any such refinancing, sale of assets or additional financing would be possible on terms that we would find acceptable.

If we fail to comply with the financial covenants in our Amended Credit Agreement, our lenders may exercise remedies, including requiring immediate repayment of all outstanding amounts. These financial covenants are calculated according to the definition of terms contained in the Amended Credit Agreement, which may differ from calculations using generally accepted accounting principles, or GAAP. The financial covenants in our credit facility following the acquisition of Zen include the following:

- the First Amendment to Credit Agreement amended the leverage ratio that requires us to maintain a ratio of funded debt to consolidated EBITDA for such period as follows:

Period	Amended Term Loan Maximum Ratio
July 1, 2006 through fiscal quarter ending June 29, 2007	3.50 to 1.00
June 30, 2007 through fiscal quarter ending June 27, 2008	3.00 to 1.00
June 28, 2008 and thereafter	2.75 to 1.00

- a fixed charge coverage ratio that requires us to maintain a ratio, on a consolidated basis for the twelve month period ending on the last day of any fiscal quarter, of (i) consolidated EBITDA less consolidated capital expenditures for such period, to (ii) the sum of consolidated interest expense plus scheduled funded debt payments plus cash taxes for such period, of greater than or equal to 1.25 to 1.00; and

- the amount of consolidated capital expenditures made in cash during any fiscal year is limited to 2.00% of consolidated gross revenues plus the unused portion on consolidated capital expenditures that would have been permitted in the previous fiscal year in an amount not to exceed $1,000,000.

The borrowings and other amounts due under our Amended Credit Agreement are secured by substantially all of our current and future tangible and intangible assets, including accounts receivable, inventory and capital stock of our existing or future subsidiaries. Our ability to obtain other debt financing may therefore be adversely affected because the lenders under our Amended Credit Agreement will have a prior lien on our assets to secure amounts we owe to them. In addition, upon the occurrence of specified events of default under the Amended Credit Agreement, the lenders would be entitled to demand immediate repayment of all borrowings and other amounts outstanding under the Amended Credit Agreement and to realize upon the collateral pledged under the Amended Credit Agreement to satisfy our obligations to them.

The Amended Credit Agreement also requires us to comply with certain covenants, including, among others, provisions:

- relating to the maintenance of our assets securing the debt;
- restricting our ability to pledge assets or create other liens;
- restricting our ability to incur additional debt beyond certain levels and in certain circumstances;
- restricting our ability to make certain distributions, investments and restricted payments, including dividend payments on our equity securities;
- restricting our ability to alter the conduct of our business or corporate existence;
- restricting our ability to amend, modify, cancel, terminate or fail to renew material contracts;
- restricting our ability to enter into transactions with affiliates;
- restricting our ability to consolidate, merge, or sell our assets;
- restricting our ability to purchase property or assets other than in the ordinary course of business; and
- restricting our ability to amend, modify or change our organizational documents, including our charter and bylaws.

Risks Related to Our Common Stock

Provisions of our charter and bylaws and Delaware law make a takeover of our company more difficult.

Our basic corporate documents and Delaware law contain provisions that might enable our management to resist an attempt to take over our company. For example, our Board of Directors can issue shares of common stock and preferred stock without stockholder approval, and the board could issue stock to dilute and adversely affect various rights of a potential acquiror. Other provisions of our charter and bylaws that could deter or prevent a third party from acquiring us include:

- the division of our Board of Directors into three separate classes serving staggered three-year terms;
- the absence of cumulative voting in the election of our directors, which means that the holders of a majority of the voting power of our outstanding capital stock have the power to elect all of our directors;

- limitations on the ability of our stockholders to remove directors and the provisions requiring that vacancies in our board of directors must be filled by the remaining directors;
- prohibitions on our stockholders from acting by written consent or calling special meetings; and
- procedures for advance notification of stockholder nominations.

We are subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, would prohibit us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder.

The board could use these and other provisions to discourage, delay or prevent a change in the control of our company or a change in our management. These provisions might also discourage, delay or prevent an acquisition of our company at a price that you may find attractive. These provisions could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions and could limit the price that investors might be willing to pay for shares of our common stock.

Future sales of shares of our common stock and the resulting dilution that would occur with such sales could cause the market price of our common stock to decline.

Sales of a substantial number of shares of common stock in the public market in the course of any offering made pursuant to a registration statement, including any subsequent registration statement, or the perception that such sales could occur, could materially adversely affect the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate. As of March 1, 2006, we had 12,975,597 shares of common stock outstanding.

Item 1B. Unresolved Staff Comments:

None.

Item 2. Properties: As of December 30, 2006, we leased 32 offices and 3 warehouses at various U.S. locations for an aggregate of 583,655 square feet in 17 states and the District of Columbia, of which we sublease 6,575 square feet to third parties.

Our corporate offices are located at 12012 Sunset Hills Road, Reston, Virginia in approximately 68,000 square feet of leased space.

Our other major offices are located in Colorado Springs, Colorado, Harrisonburg, Virginia, and in the Washington DC metropolitan area.

- Our Colorado Springs Campus is a 121,888 square foot facility that replaces two other locations nearby.
- In Harrisonburg, Virginia we occupy two offices (15,507 sq ft under a lease that expires in November 2013 and 40,948 which expires October 2016) and a contract-committed warehouse (120,000 sq ft under a lease which we expect to be assumed by the US Government in the first quarter of 2007).
- In Fairfax, Virginia we have an office consisting of approximately 37,000 square feet under a lease that expires in December 2009.
- In Arlington, Virginia, our office consists of approximately 14,100 square feet under a lease that expires in December 2012.
- In Rockville, Maryland, we have an office consisting of approximately 24,000 square feet under a lease expiring in November 2011.

- Our Columbia, Maryland office occupies 21,223 square feet under a lease expiring in 2012.
- In Bethesda, Maryland, we have office space of approximately 10,738 square feet under a lease that expires November 30, 2008.
- In addition, we have employees who work on engagements at other smaller operating locations around the United States.

All of our offices are in new, or modern, well-maintained buildings. The facilities are substantially utilized and are adequate for present operations. We do not own any real estate.

Item 3. Legal Proceedings: We are a party to litigation and legal proceedings that we believe to be a part of the ordinary course of our business. While we cannot predict the ultimate outcome of these matters, we currently believe that any ultimate liability arising out of these proceedings will not have a material adverse effect on our financial position. We may become involved in other legal and governmental, administrative or contractual proceedings in the future.

The SEI acquisition agreement provides for a purchase price adjustment based upon the working capital of SEI as of the closing date. Subsequent to the closing date, we received a payment of $1.6 million in connection with services performed prior to the closing date that SEI had not previously billed, and was not authorized to bill, its customer as of the closing date. The SEI selling stockholders have asserted that they are entitled to a credit in connection with the calculation of working capital adjustment in an amount equal to the amount received by us for this post-closing payment. We believe that, in accordance with GAAP, the SEI selling stockholders should not receive the benefit of the post-closing payment. In accordance with the terms of the SEI acquisition agreement, the parties have jointly submitted the issue to an independent accounting firm for resolution. We anticipate that this matter will be resolved before the end of 2007.

In June 2006, the Company, through one of its subsidiaries, was awarded a judgment, after a trial before a judge, in a lawsuit filed in the Circuit Court of Fairfax County, Virginia against National Technologies Associates, Inc. ("NTA") in the amount of $841,612. The Company's claims arose out of the Company's allegation that NTA breached a contract which obligated NTA to subcontract certain work to the Company's subsidiary. The Company did not record the judgment because NTA filed a motion for reconsideration before the trial court. The trial court judge granted NTA's motion for reconsideration, thereby overturning the judge's original ruling. The Company has filed a petition with the Virginia Supreme Court requesting that it agree to hear an appeal of the trial court's final judgment. The Company cannot presently determine the ultimate outcome of the matter.

Item 4. Submission of Matters to a Vote of Security Holders: The Company had no matters submitted to stockholders for their consideration during the fourth quarter ended December 30, 2006.

PART II

Item 5. Market for the Company's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities: Since November 12, 2002, SI International's common stock has been publicly traded on the NASDAQ National Market under the symbol "SINT." Prior to November 12, 2002, SI International's common stock was not publicly traded. The high and low sales prices of SI International's common stock for the time period indicated below, as reported by the NASDAQ National Market, were:

	High	Low
Year ended December 30, 2006:		
First Quarter	$35.50	$27.39
Second Quarter	$36.26	$28.17
Third Quarter	$32.15	$26.41
Fourth Quarter	$35.00	$30.34
Year ended December 31, 2005:		
First Quarter	$31.29	$23.03
Second Quarter	$30.36	$22.31
Third Quarter	$33.64	$26.84
Fourth Quarter	$31.88	$24.80

As of March 1, 2007, there were approximately 138 holders of record of our common stock. As of March 1, 2007, the closing price of our common stock was $28.10.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings, if any, to support our growth strategy and do not anticipate paying cash dividends in the foreseeable future.

Comparative Stock Price Performance Graph

The comparisons on the following graph and table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock. The information contained in this table shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall it be incorporated by reference into any previous or future filings under the Securities Act or the Exchange Act.

The following graph compares the cumulative total stockholder return on our common stock from November 12, 2002 (the first trading in common stock of SI International) through December 29, 2006, with the cumulative total return on (i) the NASDAQ Stock Market—U.S. index and (ii) a peer group composed of SI International and the following other Federal Government Service Providers with whom we compete: CACI International Inc., Dynamics Research Corp., ManTech International Corp., MTC Technologies Inc., NCI, Inc., and SRA International Inc. Because Titan was acquired by L-3 Communications in 2005 and Titan's stock is no longer listed or publicly traded, Titan's stock can no longer be tracked for purposes of stock price performance and has not been included in graph below. In September 2006, ICF International, Inc., a provider of professional services to the U.S. federal government, completed an initial public offering. Because ICF provides similar services to the federal government to those provided by SI International and to offset the loss of previously identified peer companies as a result of acquisitions, SI International has chosen to add ICF to its peer group. In October 2006, Stanley, Inc., a provider of information technology services and solutions to U.S. federal government, completed an initial public offering. Because Stanley provides similar services to the federal government to those provided by SI International and to offset the loss of previously identified peer companies as a result of acquisitions, SI International has chosen to add Stanley to its peer group.

The graph assumes an investment of $100 on November 12, 2002 in each of *SI International*, the NASDAQ Stock Market—U.S. index and the members of our peer group. The comparison also assumes that all dividends are reinvested and all returns are market-cap weighted. The historical information set forth below is not necessarily indicative of future performance.

Comparison of Cumulative Total Return Among SI International, Inc., The NASDAQ Stock Market—U.S. Index and Federal Government Services Provider Index



275
220
165
110
55
0
Indexed Prices
11/12/2002
6/13/2003
1/16/2004
8/19/2004
3/22/2005
10/24/2005
5/26/2006
12/29/2006
SI International Inc.
NASDAQ Composite Index
Federal Government Services Provider Index

	December 29, 2006
SI International	$231.57
NASDAQ Stock Market U.S. Index	178.97
Federal Government Services Provider Index	153.29

Item 6. Selected Financial Data: The selected financial data presented below for our 2006, 2005, 2004, and 2003 fiscal years are derived from our audited consolidated financial statements included in this Form 10-K. The selected financial data presented below for our 2002 fiscal year is derived from our audited consolidated financial statements not included in this Form 10-K. You should read the selected financial data presented below in conjunction with the consolidated financial statements, the notes to the consolidated financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. Our fiscal year is based on the calendar year and ends each year on the Saturday closest to, but not falling after, December 31 of that year. **All fiscal years shown below other than 2005, include 52 weeks. Fiscal 2005 includes 53 weeks.**

	Fiscal Year SI International, Inc.				
	2006	2005	2004	2003	2002
	(dollars in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$461,970	$397,919	$262,306	$168,287	$149,351
Costs and expenses:					
Cost of services	290,675	246,481	166,774	101,940	91,240
Selling, general and administrative	124,847	113,015	71,917	51,569	49,404
Depreciation and amortization	2,692	2,161	2,231	2,009	1,988
Amortization of intangible assets	3,116	2,292	648	—	—
Total operating expenses	421,330	363,949	241,570	155,518	142,632
Income from operations	40,640	33,970	20,736	12,769	6,719
Other income (expense)	88	12	(1)	—	—
Interest expense	(7,731)	(6,103)	(2,760)	(606)	(3,319)
Minority interests	—	—	—	—	(118)
Change in fair value of put warrants	—	—	—	—	640
Income before provision for income taxes	32,997	27,879	17,975	12,163	3,922
Provision for income taxes	12,844	10,942	7,098	4,784	1,439
Net income	20,153	16,937	10,877	7,379	2,483
Dividends on redeemable cumulative preferred stock	—	—	—	—	1,954
Net income attributable to common stockholders	$ 20,153	$ 16,937	$ 10,877	$ 7,379	$ 529
Earnings per common share:					
Basic	$ 1.61	$ 1.51	$ 1.20	0.87	$ 0.16
Diluted	1.56	1.45	1.14	0.87	(0.03)
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 19,457	$ 26,160	$ 3,754	$ 12,302	$ 10,856
Working capital	64,201	76,023	21,927	39,708	29,937
Total assets	381,133	335,695	212,107	106,627	92,315
Total debt, including capital lease obligations	70,577	99,542	29,291	530	658
Total stockholders' equity	239,212	167,869	145,070	81,547	73,977
Other Financial Data:					
EBITDA(1)	$ 46,448	$ 38,423	$ 23,615	$ 14,778	$ 8,707
Capital expenditures	8,507	2,727	1,225	1,291	1,653
Net cash provided by (used in) operations	32,256	26,599	(1,655)	16,079	5,680
Net cash used in investing activities	(58,981)	(74,821)	(86,665)	(12,241)	(1,653)
Net cash provided by (used in) financing activities	20,022	70,628	79,772	(2,392)	6,359

(1) EBITDA is defined as GAAP net income (loss) plus other expense (income), interest expense, income taxes, depreciation and amortization, change in the value of put warrants and minority interest.

(2) EBITDA as calculated by us may be calculated differently than EBITDA for other companies. We have provided EBITDA because we believe it is a commonly used measure of financial performance in comparable companies and is provided to help investors evaluate companies on a consistent basis, as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

- an alternative to net income (loss), as an indicator of our operating performance; or
- as an alternative to cash flows as a measure of liquidity.

Reconciliation of Net Income to EBITDA is as follows:

	2006	2005	2004	2003	2002
Net income	$20,153	$16,937	$10,877	7,379	$2,483
Other (income) expense	(88)	(12)	1	—	—
Interest expense	7,731	6,103	2,760	606	3,319
Minority interest	—	—	—	—	118
Change in fair value of put warrants	—	—	—	—	(640)
Provision for income taxes	12,844	10,942	7,098	4,784	1,439
Depreciation and amortization	2,692	2,161	2,231	2,009	1,988
Amortization of intangible assets	3,116	2,292	648	—	—
EBITDA	$46,448	$38,423	$23,615	$14,778	$8,707

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: The following discussion and analysis should be read in conjunction with the Item 6. "Selected Consolidated Financial Data," the consolidated financial statements and related notes included elsewhere in this Form 10-K, and the forward-looking disclaimer language in italics before Item 1. "Business".

Our fiscal year is based on a calendar year and ends each year on the Saturday closest to, but not falling after, December 31 of that year. As a result, our fiscal year may be comprised of 52 or 53 weeks. ***Our 2005 fiscal year had 53 weeks. Our 2006 and 2004 fiscal years each had 52 weeks.***

Overview

We are, first and foremost, a provider of information technology and network solutions (IT) to the Federal Government. Our clients include the U.S. Air Force, U.S. Army, U.S. Navy, Department of State, Department of Homeland Security, Department of Energy, Department of Agriculture, National Institutes of Health, Federal Retirement Thrift Investment Board, National Guard Bureau, and the Intelligence community. We combine our technology and industry expertise to provide a full spectrum of state-of-the-practice solutions and services, from design and development to implementation and operations, which assist our clients in achieving mission success. We believe that our company is distinguishable from our peers within the federal IT sector in several important respects.

We employ a "Rapid Response • Rapid Deployment®" methodology that enables the rapid standing up of innovative solutions and the incorporation of additional capabilities in rapid succession. This capability allows us to respond to urgent IT imperatives quickly, often in a matter of months, and within a well defined budget. We can, therefore, provide solutions for current IT needs, while establishing a platform for advancing long-term transformational objectives. We possess a proven ability to respond to high priority information technology and network needs through innovation, and an enviable reputation for timely delivery of robust solutions on assignments where failure is not an option. Our solutions enable clients to respond to new mandates, expand the scope of their missions, and reengineer underlying business processes. We have a demonstrated ability of turning troubled IT projects into winning outcomes and realized exceptional growth from high-quality client engagements. We also utilize mature and proven processes to manage and market large-scale ID/IQ contracts, such as C4I2TSR. We employ a diverse, innovative team that effectively utilizes small business partners' unique skills and expertise for mission critical IT projects.

Fiscal 2006 Review and Fiscal 2007 Outlook

During the past year, we experienced continued growth in our four key focus areas: Defense Transformation, Homeland Defense, Federal IT Modernization, and Mission-Critical Outsourcing. In terms of customer concentration, our work for DoD customers continues to grow at a faster pace than our other customers, which is the result of ongoing defense transformation initiatives that require our specialty in rapidly performing mission-critical work. Virtually all of our engagements with the DoD either directly support, or are closely related to DoD Transformation goals. We will continue aligning our programs and capabilities along our focus areas of Homeland Defense, Federal IT Modernization, Mission-Critical Outsourcing, and Defense Transformation given these sectors most accurately reflect our customer's highest priorities. The Federal Government's increased use of technology drove our growth in 2006. We expect that government initiatives involving information sharing, "net-centric" warfare, and business process transformation will be among our customer base's key focus areas in 2007.

With the SEI acquisition, our support to civilian agencies increased as a percentage of total revenue. SEI's largest client was the Department of Homeland Security. The national priority of securing our borders, along with urgent need for information sharing and other critical Department of Homeland Security issues, will continue driving the demand for budget increases in homeland defense. With the Bridge acquisition, we expanded our presence in the Intelligence community. We believe that this ongoing need for improved intelligence collection will not diminish. For the foreseeable future, we anticipate that the IT and network requirements of DoD, Department of Homeland Security, and the Intelligence community will be the largest drivers of our organic growth. Also, strategic acquisitions that add value will continue to impact our future customer mix. Finally, the recent Zen acquisition provides us with greater access to new customers and additional cross-selling opportunities for our portfolio of mission-critical solutions.

The addition of SEI and Bridge allowed us to continue supporting our existing customer base, while strengthening our position with the Department of Homeland Security and the Intelligence community. After consummating the SEI and Bridge acquisitions, we realigned our practice areas in 2005 to reflect the additional areas of expertise that we obtained from these two companies. Our eight practice areas now consist of program management & acquisition support, integrated solutions development, information security, records management, learning solutions, systems engineering, network solutions, and mission-critical outsourcing.

In 2005, Congress delayed approving the government fiscal 2006 appropriations bills. For us, this impact was largely confined to new project starts previously forecasted for our fourth quarter fiscal 2005. Even in years where Congress passed appropriations bills in a timely fashion, it is not uncommon for several months to pass before funding was actually issued. With the combination of the GSA's reorganization and recent contract award delays, we expect that government agencies will continue moving away from using GSA contract vehicles and start utilizing government-wide and agency-specific contract vehicles more frequently in 2007 until the GSA reorganization is complete.

In fiscal 2006 and fiscal 2005, we received approximately 99% and 98%, respectively, of our revenues from services we provided to various departments and agencies of the Federal Government, both directly and through other prime contractors, and approximately 1% and 2%, respectively, of our total revenues from work performed for commercial entities. The following table shows our revenues from the client groups listed as a percentage of total revenue. Revenue data for the DoD includes revenue generated from work performed under engagements for both the DoD and the Intelligence community.

	Fiscal Year		
	2006	2005	2004
Department of Defense	46.6%	46.9%	52.8%
Federal civilian agencies	51.9%	51.2%	43.8%
Commercial entities	1.5%	1.9%	3.4%
Total revenue	100.0%	100.0%	100.0%

We have derived a substantial majority of our revenues from governmental contracts under which we act as a prime contractor. We also provide services indirectly as a subcontractor. The following table shows our revenues as prime contractor and as subcontractor as a percentage of our total revenue for the following periods:

	Fiscal Year		
	2006	2005	2004
Prime contract revenue	79.6%	75.4%	80.6%
Subcontract revenue	20.4%	24.6%	19.4%
Total revenue	100.0%	100.0%	100.0%

Our services are provided pursuant to three types of contracts: cost reimbursable, time and materials and fixed price contracts. The following table shows our revenues from each of these types of contracts as a percentage of our total revenue for the following periods:

	Fiscal Year		
	2006	2005	2004
Cost reimbursable	31.8%	30.0%	31.1%
Time and materials	40.2%	43.8%	46.3%
Fixed price	28.0%	26.2%	22.6%
Total	100.0%	100.0%	100.0%

Under cost reimbursable contracts, we are reimbursed for costs that are determined to be reasonable, allowable and allocable to the contract, and pay a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Under cost reimbursable contracts we recognize revenues and an estimate of applicable fees earned as costs are incurred. We consider fixed fees under cost reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For performance-based fees under cost reimbursable contracts, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. In general, cost reimbursable contracts are the least profitable of our government contracts.

Under time and materials contracts, we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, costs and expenses. To the extent that our actual labor costs under a time and materials contract are higher or lower than the billing rates under the contract, our profit under the contract may either be greater or less than we anticipated or we may suffer a loss under the contract. We recognize revenues under time and materials contracts by multiplying the number of direct labor hours expended by the contract billing rates and adding the effect of other billable direct costs. In general, we realize a higher profit margin on work performed under time and materials contracts than cost reimbursable contracts. As discussed above, in our Risk Factors, changes to the acquisition regulations applicable to time and material and labor hour service contracts may result in the awarding of fewer such contracts, or a reduction in the term of such contracts.

Under fixed price contracts, we perform specific tasks for a fixed price. Compared to cost reimbursable and time and materials contracts, fixed price contracts generally offer higher profit margin opportunities but involve greater financial risk because we bear the impact of cost overruns in return for the full benefit of any cost savings. We generally do not undertake complex, high-risk work, such as long-term software development, under fixed price terms. Fixed price contracts may include either a product delivery or specific service performance over a defined period. Revenue on fixed price contracts that provide for the Company to render services throughout a period is recognized as earned according to contract terms as the service is provided on a proportionate performance basis. While a substantial number of these contracts are generally less than six months in duration, we have several multi-year contracts of this type in which the customer has the option to extend the contractual term beyond the current term.

If we anticipate a loss on a contract, we provide for the full amount of anticipated loss at the time of that determination.

Our most significant expense is direct cost, which consists primarily of direct labor costs for program personnel and direct expenses incurred to complete contracts, including cost of materials and subcontract efforts. Our ability to predict accurately the number and types of personnel, their salaries, and other costs, can have a significant impact on our direct cost.

The allowability of certain direct and indirect costs in federal contracts is subject to audit by the client, usually through the DCAA. Certain indirect costs are charged to contracts and paid by the client using provisional, or estimated, indirect rates, which are subject to later revision, based on the government audits of those costs.

We actively monitor our relationships with our clients during our engagements, as well as the quality of the service we provide, to assist in our efforts to win recompetition bids. In addition, we strive to maintain good relationships with a wide variety of government contractors.

Recent Events

Subsidiary Consolidation. On December 15, 2006, SI International merged two of its wholly-owned subsidiaries, SI International Engineering Inc., a Colorado corporation ("Engineering"), and SI International Telecom Corporation, a Delaware corporation ("SI Telecom"), into SI International as part of an internal consolidation of legal entities. The merger of Engineering and SI Telecom into the Company is not expected to impact business operations. Additionally, there may be tax advantages to the consolidation effort. Furthermore, we may consolidate other subsidiaries into SI International, when doing be convenient and would not impact our business operations.

Liquidity and Capital Resources

General. Short-term liquidity requirements are created by our use of funds for working capital, capital expenditures, and the need to provide debt service. We expect to meet these requirements through a combination of cash flow from operations and borrowings under our Amended Credit Agreement.

We anticipate that our long-term liquidity requirements, including any further acquisitions, will be funded through a combination of cash flow from operations, borrowings under our Amended Credit Agreement, additional secured or unsecured debt or the issuance of common or preferred stock, each of which may be initially funded through borrowings under our Amended Credit Agreement.

Cash and Cash Equivalents. We consider cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents, including marketable securities, as of the end of fiscal year 2006, fiscal year 2005, and fiscal year 2004 were $19.5 million, $34.0 million, and $5.8 million, respectively.

Cash Flow. The following table sets forth our sources and uses of cash for fiscal years 2006, 2005 and 2004.

	Fiscal Year		
	2006	2005	2004
		(in thousands)	
Net cash provided by (used in) operations	$ 32,256	$ 26,599	$ (1,655)
Net cash used in investing activities	(58,981)	(74,821)	(86,665)
Net cash provided by financing activities	20,022	70,628	79,772
Net (decrease) increase in cash	$ (6,703)	$ 22,406	$ (8,548)

Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and our ability to manage our vendor payments. We bill most of our clients monthly after services are rendered. Cash provided by operations in fiscal year 2006 was attributable to net income of $20.2 million plus depreciation, amortization and other non-cash items of $11.0 million, and a decrease in working capital of $1.1 million. Cash provided by operations in fiscal year 2005 was mainly attributable to net income of $16.9 million, plus depreciation, amortization and other non-cash items of $9.9 million. Cash used in operations in fiscal year 2004 was attributable to an increase in working capital of $18.6 million, partially offset by net income of $10.9 million plus depreciation, amortization and other non-cash items of $6.0 million.

Our cash flow used in investing activities consists primarily of capital expenditures, the purchase and sale of marketable securities, and acquisitions. In fiscal 2006, we paid $48.4 million to acquire Zen, repaid a contract settlement and a note payable to former owners for $10.3 million, purchased $42 million of marketable securities, and purchased capital assets totaling $8.5 million. We partially offset the cash use with $49.8 million of proceeds from the sale of marketable securities. In fiscal year 2005, we paid $74.0 million for SEI, purchased $42.1 million of marketable securities, and purchased capital assets totaling $2.7 million. We partially offset the cash use with $36.2 million of proceeds from the sale of marketable securities and $8.0 million of former owner payable. In fiscal year 2004, we paid $64.9 million and $29.5 million, respectively, to acquire Matcom and Bridge, purchased $2.1 million of marketable securities, and purchased capital assets totaling $1.2 million. We partially offset the cash use with $11.0 million of proceeds from the sale of marketable securities.

Our cash flow provided by financing activities consists primarily of borrowings under and payments on our credit facility and proceeds from the issuance and exercise of common stock. Cash provided by financing activities for fiscal year 2006 was attributable to proceeds of $40.3 million from the sale of common stock, $30.0 million of proceeds from the issuance of term debt, $7.4 million of proceeds from the exercise of stock options and $2.1 million of income tax benefit from stock option exercises, net of $59.1 million repayment of term debt, payment of debt issuance fees of $0.6 million, and repayments of capital leases of $0.1 million. Cash provided by financing activities for fiscal year 2005 was attributable to proceeds of $100.0 million from the term loan portion of our credit facility and proceeds of $3.7 million from the exercise of stock options. Cash provided by financing activities was partially offset by repayments of borrowings under the line of credit portion of our credit facility of $29.0 million, payment of debt issuance fees of $3.2 million, partial repayment of the term loan portion of our credit facility of $0.8 million, and repayments of capital leases of $0.1 million. Cash provided by financing activities for fiscal year 2004 was attributable to proceeds of $51.2 million from issuance of common stock from our underwritten public common stock offering, proceeds of $30.0 million from the term loan portion of our credit facility, proceeds of $29.0 million from borrowings on the line of credit portion of the credit facility, and proceeds of $0.9 million from the exercise of stock options. Cash provided by financing activities was partially offset by the repayment of $30.0 million for the term loan portion of our credit facility payment of debt issuance fees of $1.2 million, and repayments of capital lease obligations of $0.1 million.

Results of Operations

The following table sets forth certain items from our consolidated statements of operations as a percentage of revenues for the periods indicated.

	Fiscal Year		
	2006	2005	2004
Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of services	62.9	61.9	63.6
Selling, general and administrative	27.0	28.5	27.4
Depreciation and amortization	0.6	0.5	0.9
Amortization of intangible assets	0.7	0.6	0.2
Total operating expenses	91.2	91.5	92.1
Income from operations	8.8	8.5	7.9
Interest expense	(1.6)	(1.5)	(1.1)
Income before provision for income taxes	7.2	7.0	6.8
Provision for income taxes	2.8	2.7	2.7
Net income	4.4%	4.3%	4.1%

Fiscal year 2006 compared with fiscal year 2005

Revenue. Substantially all of our revenue is derived from services and solutions provided to the Federal Government, primarily by our employees and, to a lesser extent, our subcontractors. Revenues from work under Federal Government contracts increased 16.6% to $455.3 million from $390.3 million for the same period in 2005. This increase was attributable to the acquisition and integration of Zen in the first quarter of 2006, new contract awards, successful recompetition wins on existing programs and growth within existing programs in our three focus areas: Federal IT Modernization/Mission-Critical Outsourcing, Defense Transformation, and Homeland Defense. Commercial and other revenues decreased 11.6% to $6.7 million in 2006 from $7.6 million in 2005. This decrease was attributable to our continued focus on opportunities for the Federal Government. We expect revenue growth to continue primarily from Federal Government civilian and defense organizations.

Cost of services. Cost of services includes direct labor and other direct costs, such as materials and subcontracts, incurred to provide our services and solutions to our customers. Generally, changes in cost of services are correlated to changes in revenue as resources are consumed in the production of that revenue. Please note that in our reported financial statements prior to the second quarter ended July 1, 2006, we referred to cost of services as "direct costs"..We expect to use the term cost of services in all future periods. The increase in cost of services from fiscal 2005 to fiscal 2006 was attributable primarily to the increase in revenue. As a percentage of revenue, cost of services were 62.9% for fiscal 2006 as compared to 61.9% for fiscal 2005. Cost of services will continue to increase in conjunction to revenue growth.

Selling, general and administrative expenses. Selling, general and administrative expenses include facilities, selling, bid and proposal, indirect labor, fringe benefits and other discretionary costs. Please note that in our reported financial statements prior to the second quarter ended July 1, 2006, we referred to selling, general and administrative expenses as "indirect costs". We expect to use the term selling, general and administrative expenses in all future periods. The increase in selling, general and administrative expenses from fiscal 2005 to fiscal 2006 was primarily attributable to the expected growth of support functions necessary to facilitate and administer the growth in cost of services as well as the integration of Zen. In fiscal 2006, selling, general and administrative expenses were 27.0% of revenue compared to 28.5% of revenue in fiscal 2005. We believe in future years, indirect costs will continue to grow, but should decrease as a percentage of revenue.

Depreciation and Amortization. Depreciation and amortization includes the depreciation of computers, furniture and other equipment, the amortization of third party software we use internally, and leasehold improvements. As a percentage of revenue, depreciation was 0.6% for fiscal 2006 as compared to 0.5% for the same period in fiscal 2005.

Amortization of Intangible Assets. Amortization of intangible assets includes the amortization of intangible assets acquired in connection with our acquisitions in accordance with SFAS 142, Goodwill and Other Intangible Assets. Identifiable intangible assets are amortized over their estimated useful lives. Non-compete agreements are generally amortized straight-line over the term of the agreement, while contracts and related client relationships are amortized using an accelerated method over their estimated useful lives. For the fiscal year ended December 30, 2006, we amortized $3.1 million of intangible assets which we capitalized in connection with the acquisitions of Zen, SEI, Bridge and Matcom. For the fiscal year ended December 31, 2005, we amortized $2.3 million of intangible assets which we capitalized in connection with the acquisitions of SEI, Bridge, and Matcom.

Income from operations. This increase in income from operations from fiscal 2005 to fiscal 2006 was attributable primarily to the increase in revenue. As a percentage of revenue, income from operations was 8.8% for fiscal 2006 as compared to 8.5% in fiscal 2005. We anticipate that this trend of improving operating margins will continue, but we also expect short-term fluctuations in our operating margins from time to time, such as when we incur substantial start-up costs associated with new customer contracts.

Interest expense. Interest expense is primarily related to interest expense incurred under our outstanding borrowings under our credit facility and, going forward, to a lesser extent, our interest rate swap agreement. The increase in interest expense from fiscal 2005 to fiscal 2006 was attributable primarily to the increased borrowings under our Amended Credit Agreement in connection with the Zen acquisition and the $1.1 million write off of loan origination fees due to the prepayments on the term loan. As a percentage of revenue, interest expense was 1.6% for fiscal 2006 as compared to 1.5% for the same period in fiscal 2005. Interest expense included $1,821,000 and $705,000 of amortization and write-off of deferred financing costs during fiscal years 2006 and 2005, respectively.

Provision for income taxes. Our effective tax rate is typically greater than the federal statutory rate of 34% due primarily to state income tax rates and certain nondeductible expenses. Our fiscal year 2006 tax provision represents an effective tax rate of 38.9%. Our fiscal 2005 tax provision represents an effective tax rate of 39.3%.

Fiscal year 2005 compared with fiscal year 2004

Revenue. Substantially all of our revenue is derived from services and solutions provided to the Federal Government, primarily by our employees and, to a lesser extent, our subcontractors. Revenues from work under Federal Government contracts increased 54.0% to $390.3 million from $253.4 million for the same period in 2004. This increase was attributable to federal business acquired, new contract awards, successful recompetition wins on existing programs and growth within existing programs in our three focus areas: Federal IT Modernization/ Mission-Critical Outsourcing, Defense Transformation, and Homeland Defense. Commercial and other revenues decreased 14.5% to $7.6 million in 2005 from $8.9 million in 2004. This decrease was attributable to our continued focus on opportunities for the Federal Government. We expect revenue growth to continue primarily from Federal Government civilian and defense organizations.

Cost of services. Cost of services includes direct labor and other direct costs, such as materials and subcontracts, incurred to provide our services and solutions to our customers. Generally, changes in cost of services are correlated to changes in revenue as resources are consumed in the production of that revenue. The increase in cost of services from fiscal 2004 to fiscal 2005 was attributable primarily to the increase in revenue. As a percentage of revenue, cost of services were 61.9% for fiscal 2005 as compared to 63.6% for fiscal 2004. Direct costs will continue to increase in conjunction to revenue growth.

Selling, general and administrative expenses. Selling, general and administrative expenses include facilities, selling, bid and proposal, indirect labor, fringe benefits and other discretionary costs. The increase in selling, general and administrative expenses from fiscal 2004 to fiscal 2005 was primarily attributable to the expected growth of support functions necessary to facilitate and administer the growth in cost of services. In fiscal 2005, selling, general and administrative expenses were 28.5% of revenue compared to 27.4% of revenue in fiscal 2004. However, we believe in future years, selling, general and administrative expenses will continue to grow, but should decrease as a percentage of sales.

Depreciation and Amortization. Depreciation and amortization includes the depreciation of computers, furniture and other equipment, the amortization of third party software we use internally, and leasehold improvements. As a percentage of revenue, depreciation was 0.5% for fiscal 2005 as compared to 0.9% for the same period in fiscal 2004.

Amortization of Intangible Assets. Amortization of intangible assets includes the amortization of intangible assets acquired in connection with our acquisitions in accordance with SFAS 142, Goodwill and Other Intangible Assets. Identifiable intangible assets are amortized over their estimated useful lives. Non-compete agreements are generally amortized straight-line over the term of the agreement, while contracts and related client relationships are amortized using an accelerated method over their estimated useful lives. For the fiscal year ended December 31, 2005, we amortized $2.3 million of intangible assets which we capitalized in connection with the acquisitions of Bridge, SEI, and Matcom. For the fiscal year ended December 25, 2004, we amortized $0.6 million of intangible assets which we capitalized in connection with the acquisition of Matcom.

Income from operations. This increase in income from operations from fiscal 2004 to fiscal 2005 was attributable primarily to the increase in revenue. As a percentage of revenue, income from operations was 8.5% for fiscal 2005 as compared to 7.9% in fiscal 2004. We anticipate continued improvement in our operating margin.

Interest expense. Interest expense is primarily related to interest expense incurred under our outstanding borrowings under our credit facility and, going forward, to a lesser extent, our interest rate swap agreement. The increase in interest expense from fiscal 2004 to fiscal 2005 was attributable primarily to the borrowing of debt subsequent to the acquisitions of Bridge, SEI and Matcom. As a percentage of revenue, interest expense was 1.5% for fiscal 2005 as compared to 1.1% for the same period in fiscal 2004. We anticipate an increase in interest expense in fiscal year 2006 due to increased borrowings under our Amended Credit Agreement made in connection with the Zen acquisition. Interest expense included $705,000 and $1,000,000 of amortization and write-off of deferred financing costs during fiscal 2005 and fiscal 2004.

Provision for income taxes. Our effective tax rate is typically greater than the federal statutory rate of 34% due primarily to state income tax rates and certain nondeductible expenses. Our fiscal year 2005 tax provision represents an effective tax rate of 39.3%. Our fiscal 2004 tax provision represents an effective tax rate of 39.5%.

The following table sets forth certain items from our consolidated statements of operations.

	Fiscal Year			Percentage Change	
	2006	2005	2004	2006-2005	2005-2004
Revenue	$461,970	$397,919	$262,306	16.1%	51.7%
Cost of services	290,675	246,481	166,774	17.9%	47.8%
Selling, general and administrative	124,847	113,015	71,917	10.5%	57.1%
Depreciation and Amortization	2,692	2,161	2,231	24.6%	(3.1)%
Amortization of Intangible Assets	3,116	2,292	648	36.0%	253.7%
Income from Operations	40,640	33,970	20,736	19.6%	63.8%
Other Income (Expense)	88	12	(1)	633.3%	0.0%
Interest Expense	(7,731)	(6,103)	(2,760)	26.7%	121.1%
Provision for Income Taxes	12,844	10,942	7,098	17.4%	54.2%
Net Income	20,153	16,937	10,877	19.0%	55.7%

Supplemental Quarterly Information

The following table sets forth quarterly unaudited consolidated financial data for the fiscal quarters of 2006 and 2005, expressed in dollars and as a percentage of total revenues for the respective periods. We believe that this unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for each period. All of the fiscal quarters reflected in the following table had thirteen weeks, except for the fourth quarter of fiscal 2005, which had fourteen weeks. Some unevenness of revenue from quarter to quarter exists primarily because of the timing of purchases of materials necessary to perform certain obligations under our C4I2SR contract with U.S. Air Force Space Command.

	Fiscal Year 2006				Fiscal Year 2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(dollars in thousands)							
Revenue	$107,232	$119,233	$119,869	$115,636	$83,717	$95,983	$101,775	$116,444
Costs and expenses:								
Cost of services	66,609	74,968	77,092	72,006	52,603	58,598	62,743	72,537
Selling, general & administrative	30,546	32,632	30,652	31,017	23,580	27,929	28,723	32,783
Depreciation and amortization	548	673	756	715	551	531	504	575
Amortization of intangible assets	647	823	823	823	457	611	612	612
Total operating expenses	98,350	109,096	109,323	104,561	77,191	87,669	92,582	106,507
Income from operations	8,882	10,137	10,546	11,075	6,526	8,314	9,193	9,937
Other income (expense)	30	(101)	31	128	(99)	14	64	33
Interest expense	(1,782)	(2,693)	(1,720)	(1,536)	(1,097)	(1,659)	(1,690)	(1,657)
Provision for income taxes	2,816	2,901	3,498	3,629	2,106	2,633	2,989	3,214
Net income	$ 4,314	$ 4,442	$ 5,359	$ 6,038	$ 3,224	$ 4,036	$ 4,578	$ 5,099
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:								
Cost of services	62.1	62.9	64.3	62.3	62.8	61.1	61.6	62.3
Selling, general & administrative	28.5	27.4	25.6	26.8	28.2	29.1	28.2	28.2
Depreciation and amortization	0.5	0.5	0.6	0.6	0.7	0.6	0.5	0.5
Amortization of intangible assets	0.6	0.7	0.7	0.7	0.5	0.6	0.6	0.5
Total operating expenses	91.7	91.5	91.2	90.4	92.2	91.4	90.9	91.5
Income from operations	8.3	8.5	8.8	9.6	7.8	8.6	9.1	8.5
Other income (expense)	0.0	(0.1)	0.0	0.1	(0.1)	0.0	(0.1)	0.0
Interest expense	(1.7)	(2.3)	(1.4)	(1.3)	(1.3)	(1.7)	(1.7)	(1.4)
Provision for income taxes	2.6	2.4	2.9	3.2	2.5	2.7	2.9	2.7
Net income	4.0%	3.7%	4.5%	5.2%	3.9%	4.2%	4.5%	4.4%

Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 30, 2006 are as follows (in thousands):

	Payment due by period				
Contractual Obligations	Total	1 year	2 - 3 years	4 - 5 years	More than 5 years
Capital Lease	$ 425	$ 143	$ 200	$ 82	$ —
Operating Lease	57,093	9,161	17,481	15,618	14,833
Credit Agreement	70,206	754	1,507	67,945	—
Total	**$127,724**	**$10,058**	**$19,188**	**$83,645**	**$14,833**

Purchase obligations related to existing contracts are with the Federal Government and, in the event any contracts are terminated, we would have the ability to submit a termination claim for outstanding purchases.

In connection with our acquisition of Zen, we increased our total long-term debt to approximately $129.3. During the fiscal year ended December 30, 2006, the Company made prepayments and regular quarterly payments totaling $59.0 million of outstanding term debt under the First Amendment, after which the remaining principal balance as of December 30, 2006, was approximately $70.2 million. As a result of the pay down of principal, the Company's quarterly payment was reduced from $323,125 to $188,404 in consecutive quarterly payments starting from December 29, 2006 through December 30, 2010, and a final payment of approximately $67.2 million on February 9, 2011.

Effects of Inflation

We generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years. Under our time and materials contracts, labor rates are usually adjusted annually by predetermined escalation factors. Our cost reimbursable contracts automatically adjust for changes in cost. Under our fixed-price contracts, we include a predetermined escalation factor, but we have generally have not been adversely affected by inflation.

Off-Balance Sheet Arrangements

During fiscal year 2006, we were not a party to any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our accompanying consolidated financial statements. We consider the accounting policies related to revenue recognition to be critical to the understanding of our results of operations. Our critical accounting policies also include the areas where we have made what we consider to be particularly difficult, subjective or complex judgments in making estimates, and where these estimates can significantly impact our financial results under different assumptions and conditions. We prepare our financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates.

Revenue Recognition

The Company recognizes revenue when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectibility of the contract price is considered probable and can be reasonably estimated. Revenue is earned under cost reimbursable, time and materials and fixed price contracts.

Under cost reimbursable contracts, the Company is reimbursed for allowable costs, and paid a fee, which may be fixed or performance-based. Revenues on cost reimbursable contracts are recognized as costs are incurred plus an estimate of applicable fees earned. The Company considers fixed fees under cost reimbursable contracts to be earned in proportion of the allowable costs incurred in performance of the contract. For cost reimbursable contracts that include performance based fee incentives, the Company recognizes the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

Revenue on time and materials contracts are recognized based on direct labor hours expended at contract billing rates and adding other billable direct costs. For fixed price contracts that are based on unit pricing or level of effort, the Company recognizes revenue for the number of units delivered in any given fiscal period. For fixed price contracts in which the Company is paid a specific amount to provide a particular service for a stated period of time, revenue is recognized ratably over the service period.

For fixed price contracts that provide for the delivery of a specific product with related customer acceptance provisions, revenues are recognized upon product delivery and customer acceptance. However, a significant portion of the Company's fixed price-completion contracts involve the design and development of complex, client systems. For those contracts that are within scope of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, revenue is recognized on the percentage-of-completion method using costs incurred in relation to total estimated costs.

The Company's contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. In evaluating the probability of funding for purposes of assessing collectibility of the contract price, the Company considers its previous experiences with its customers, communications with its customers regarding funding status, and the Company's knowledge of available funding for the contract or program. If funding is not assessed as probable, revenue recognition is deferred until realization is deemed probable.

Contract revenue recognition inherently involves estimation, including the contemplated level of effort to accomplish the tasks under the contract, the cost of the effort, and an ongoing assessment of progress toward completing the contract. From time to time, as part of the normal management processes, facts develop that require revisions to estimated total costs or revenues expected. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revision based on government audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, *Share Based Payment.* SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised SFAS No. 123R generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB Opinion No. 25, *Accounting for Stock Issued to Employees,* which was permitted under SFAS No. 123, as originally issued. The revised SFAS No. 123R requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. All public companies must use either the modified prospective or the modified retrospective transition method.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. Due to the use of the modified prospective method, prior interim periods and fiscal years will not reflect any restated amounts. As disclosed in the stock incentive plan section of Note 10, the Company accelerated the vesting of all unvested stock options previously awarded to employees, officers and directors in December 2005. The Company had no unvested stock options on January 1, 2006. The Company issued 171,025 shares of stock options and 32,825 shares of restricted stock during the fiscal year ended December 30, 2006. The stock compensation expense recognized during the fiscal year ended December 30, 2006 was $0.3 million. As of December 30, 2006, the total remaining unrecognized compensation expense related to unvested options and restricted stock awards was $1.8 million and $0.8 million, respectively, which will be recognized over the weighted average period of 3 years.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk: We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates for borrowings under our credit facility. Interest rate fluctuations are monitored by our management as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. As part of this strategy, we may use interest rate swap arrangements to manage or hedge our interest rate risk. We do not use derivative financial instruments for speculative or trading purposes.

As of December 30, 2006, we had $70.2 million outstanding under our Credit Agreement. A 1% change in interest rates would have resulted in our interest expense fluctuating by approximately $0.7 million for the twelve months ended December 30, 2006.

Effective February 14, 2006, an interest swap agreement came into effect which reduced our exposure associated with the market volatility of floating LIBOR interest rates. This agreement has a notional principal amount of $30.0 million and, as of December 30, 2006, had a rate ranging from 4.05% to 4.74%. This agreement is a hedge against term debt, which bears interest at LIBOR plus a margin which has a current rate ranging from 7.35% to 7.46%. At stated monthly intervals the difference between the interest on the floating LIBOR-based debt and the interest calculated in the swap agreement are settled in cash.

In addition, historically, our investment positions have been relatively small and short-term in nature. We have typically made investments in a fund with an effective average maturity of fewer than 40 days and a portfolio make-up consisting primarily of commercial paper and notes, variable rate instruments, and, to a lesser degree, overnight securities and bank instruments. Since our initial public offering, the Board of Directors approved an investment policy that requires us to invest in relatively short-term, high quality, and high liquidity obligations.

Item 8. Financial Statements and Supplementary Data: The consolidated financial statements of SI International, Inc. are submitted on pages F-1 through F-27 of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure:

None.

Item 9A. Controls and Procedures:

Quarterly Assessment. We carried out an assessment as of December 30, 2006 of the effectiveness of the design and operation of our disclosure controls and procedures and our internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Rules adopted by the SEC require that we present the conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures and the conclusions of our management about the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report on Form 10-K.

CEO and CFO Certifications. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of our Chief Executive Officer and Chief Financial Officer. The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K that you are currently reading is the information concerning the assessment referred to in the Section 302 certifications and this information should be read in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Limitations on the Effectiveness of Controls. Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no assessment of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Assessments. The assessment by our Chief Executive Officer and Chief Financial Officer of our disclosure controls and procedures and the assessment by our management of our internal control over financial reporting included a review of procedures and discussions with our Disclosure Control Committee and others in the Company. In the course of the assessments, management sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective actions, including process improvements, were being undertaken. Management used the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to assess the effectiveness of our internal control over financial reporting.

Our internal control over financial reporting is also assessed on an ongoing basis by management and other personnel in our Accounting and Internal Audit departments. Management's annual assessment of our internal control over financial reporting is audited by our independent registered public accounting firm. We consider the results of these various assessment activities as we monitor our disclosure controls and procedures and internal control over financial reporting and when deciding to make modifications as necessary. Management's intent in this regard is that the disclosure controls and procedures and the internal control over financial reporting will be maintained and updated (including improvements and corrections) as conditions warrant. Among other matters, management sought in its assessment to determine whether there were any "material weaknesses" in the Company's internal control over financial reporting, or whether management had identified any acts of fraud involving senior management, management, or other personnel who have a significant role in our internal control over financial reporting. This information was important for management to use in its assessment generally, and also because Section 302 certifications require that our Chief Executive Officer and Chief Financial Officer disclose that information to the Audit Committee of the Board of Directors and to our independent auditors and to report on related matters in this section of the Annual Report on Form 10-K. In the Public Company Accounting Oversight Board's Auditing Standard No. 2, a "material weakness" is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A "significant deficiency" is defined as a "control deficiency," or a combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. A "control deficiency" exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Management also sought to deal with other control matters in the assessment, and in each case if a problem was identified, management considered what revision, improvement and/or correction was necessary to be made in accordance with our on-going procedures.

Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon the evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that as of December 30, 2006 the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 30, 2006 based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 30, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 30, 2006 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report that is included elsewhere herein.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting for the fiscal year ended December 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control for financial reporting.

Item 9B. Other Information:

None.

PART III

The information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance on General Instruction G(3) and is incorporated herein by reference to the definitive proxy statement of SI International, Inc. for its 2007 annual meeting of stockholders filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended.

PART IV

Item 15. Exhibits and Financial Statement Schedules:

(a) Documents filed as part of this Report

1. Financial Statements

   A. Report of Independent Registered Public Accounting Firm

   B. Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

   C. Consolidated Balance Sheets as of December 30, 2006 and December 31, 2005

   D. Consolidated Statements of Operations for the fiscal years ended December 30, 2006, December 31, 2005, and December 25, 2004

   E. Consolidated Statements of Stockholders' Equity for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004

   F. Consolidated Statements of Cash Flows for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004

   G. Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   Schedule II—Valuation and Qualifying Accounts

3. Exhibits

   The exhibits required by this item are set forth on the Index to Exhibits attached hereto.

(b) Exhibits

   See Item 15(a)(3) above

(c) Not Applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 13th day of March, 2007.

SI INTERNATIONAL, INC.

By: /s/ S. Bradford Antle
S. Bradford Antle
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in capacities and on the dates indicated.

Signatures	Title	Date
/s/ S. Bradford Antle **S. Bradford Antle**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2007
/s/ Thomas E. Dunn **Thomas E. Dunn**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 13, 2007
/s/ Ray J. Oleson **Ray J. Oleson**	Executive Chairman of the Board	March 13, 2007
/s/ Maureen A. Baginski **Maureen A. Baginski**	Director	March 13, 2007
/s/ Charles A. Bowsher **Charles A. Bowsher**	Director	March 13, 2007
/s/ James E. Crawford, III **James E. Crawford, III**	Director	March 13, 2007
/s/ Walter J. Culver **Walter J. Culver**	Director	March 13, 2007
/s/ General R. Thomas Marsh **General R. Thomas Marsh (USAF-Ret.)**	Director	March 13, 2007
/s/ General Dennis J. Reimer **General Dennis J. Reimer (USA-Ret.)**	Director	March 13, 2007
/s/ Edward H. Sproat **Edward H. Sproat**	Director	March 13, 2007
/s/ John P. Stenbit **John P. Stenbit**	Director	March 13, 2007

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
2.1	Stock Purchase Agreement among the Company, Zen, and the stockholders of Zen dated February 8, 2006. (filed as Exhibit 99.1 to the Company's Annual Report on Form 10-K/A filed on May 12, 2006 and incorporated by reference.) The appendices and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SI International, Inc. hereby undertakes to furnish supplementally to the Securities and Exchange Commission copies of any omitted appendices and exhibits upon request by the Securities and Exchange Commission).
3.1	Second Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1/A (File No. 333-87964) filed on October 25, 2002 (the "Third Amendment") and incorporated herein by reference).
3.2	Amended and Restated Bylaws, as amended (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 11, 2005 and incorporated herein by reference).
4.1	Registration Rights Agreement, as amended (filed as Exhibit 4.1 to the Third Amendment and incorporated herein by reference).
4.2	Specimen Certificate of our common stock (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1/A (File No. 333-87964) filed on November 5, 2002 (the "Fourth Amendment") and incorporated herein by reference).
4.3	Stock Purchase Agreement, as amended (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-1/A (File No. 333-87964) filed on November 8, 2002 (the "Fifth Amendment"), and incorporated herein by reference).
4.4	Amendment to Stock Purchase Agreements (filed as Exhibit 4.4 to the Fourth Amendment and incorporated herein by reference).
10.1	2002 Amended and Restated Omnibus Stock Incentive Plan (filed as Annex B to the Company's Proxy Statement on Schedule 14A for the 2005 Annual Meeting of Stockholders filed on April 21, 2005 and incorporated herein by reference).
10.2	January 2001 Nonqualified Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1/A (File No. 333-87964) filed on June 24, 2002 (the "First Amendment") and incorporated herein by reference).
10.3	SI International, Inc. 2001 Service Award Stock Option Plan (filed as Exhibit 10.3 to the First Amendment and incorporated herein by reference).
10.4	1998 Stock Option Plan (filed as Exhibit 10.5 to the First Amendment and incorporated herein by reference).
10.5	Non-Qualified Deferred Compensation Plan, as amended (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on December 22, 2006 and incorporated herein by reference).
10.6	Form of SI International, Inc. Stock Option Agreement Evidencing Grant of Stock Options Under the SI International, Inc. 2002 Stock Incentive Plan, Including Notice of Stock Option Grant (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 17, 2006 and incorporated herein by reference).

EXHIBIT NO.	DESCRIPTION
10.7	Amended and Restated Credit Agreement (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed February 15, 2005 and incorporated herein by reference).
10.8	First Amendment to Amended and Restated Credit Agreement (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed March 3, 2006 and incorporated herein by reference).
10.90	Executive Employment Agreement with S. Bradford Antle (filed as Exhibit 10.6 to the Third Amendment and incorporated herein by reference).
10.10	Executive Employment Agreement with Thomas E. Dunn (filed as Exhibit 10.8 to the Third Amendment and incorporated herein by reference).
10.11	Executive Employment Agreement with Thomas E. Lloyd (filed as Exhibit 10.9 to the Third Amendment and incorporated herein by reference).
10.12	Executive Employment Agreement with Ray J. Oleson (filed as Exhibit 10.10 to the Third Amendment and incorporated herein by reference).
10.13	Executive Employment Agreement with Leslee H. Gault (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on October 2, 2006 and incorporated herein by reference).
10.14	Executive Employment Agreement with Harry D. Gatanas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on November 14, 2005 and incorporated herein by reference).
10.15	Executive Employment Agreement with Marylynn Stowers (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A on February 2, 2006 and incorporated herein by reference).
10.16	Executive Employment Agreement with P. Michael Becraft (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on February 24, 2006 and incorporated herein by reference).
10.17	Consulting Services Agreement with Walter J. Culver (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 2004 and incorporated herein by reference).
10.18	Form of Indemnification Agreement (filed as Exhibit 10.11 to the Third Amendment and incorporated herein by reference).
21.1	Subsidiaries of the registrant (*).
23.1	Consent of Ernst & Young LLP (*).
31.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a 14(a) as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (*).
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (*).

* Indicates filed herewith.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of SI International, Inc.

We have audited the accompanying consolidated balance sheets of SI International, Inc. and subsidiaries as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SI International, Inc. and subsidiaries at December 30, 2006 and December 31, 2005, and the consolidated results of its operations and its cash flows for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SI International, Inc. and its subsidiaries internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
March 6, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of SI International, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that SI International, Inc. and subsidiaries (as defined in Note 1) maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SI International's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that SI International, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, SI International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SI International, Inc. and subsidiaries as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended December 30, 2006, December 31, 2005, and December 25, 2004 and our report dated March 6, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
March 6, 2007

SI International, Inc.
Consolidated Balance Sheets
As of December 30 2006 and December 31, 2005
(Amounts in thousands, except share data)

	December 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 19,457	$ 26,160
Marketable securities	—	7,850
Accounts receivable, net	91,972	93,633
Deferred tax asset	1,408	422
Other current assets	7,219	6,276
Total current assets	120,056	134,341
Property and equipment, net	12,372	5,908
Intangible assets, net	20,418	16,483
Other assets	7,661	5,655
Goodwill	220,626	173,308
Total assets	$381,133	$335,695
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 20,715	$ 25,364
Accrued expenses and other current liabilities	28,547	29,674
Note payable—former owner of acquired business	5,839	2,280
Current portion of long-term debt	754	1,000
Total current liabilities	55,855	58,318
Long-term debt, net of current portion	69,452	98,250
Deferred income tax	8,961	5,221
Other long-term liabilities	7,653	6,037
Stockholders' equity:		
Common stock—$0.01 par value per share; 50,000,000 shares authorized; 12,967,377 and 11,341,222 shares issued and outstanding as of December 30, 2006 and December 31, 2005, respectively	130	114
Additional paid-in capital	184,845	133,843
Accumulated other comprehensive income	172	—
Retained earnings	54,065	33,912
Total stockholders' equity	239,212	167,869
Total liabilities and stockholders' equity	$381,133	$335,695

The accompanying notes are an integral part of these consolidated balance sheets.

SI International, Inc.
Consolidated Statements of Operations
For the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004
(Amounts in thousands, except per share data)

	Fiscal Year		
	2006	2005	2004
Revenue	$461,970	$397,919	$262,306
Costs and expenses:			
Cost of services	290,675	246,481	166,774
Selling, general and administrative	124,847	113,015	71,917
Depreciation and amortization	2,692	2,161	2,231
Amortization of intangible assets	3,116	2,292	648
Total operating expenses	421,330	363,949	241,570
Income from operations	40,640	33,970	20,736
Other income (expense)	88	12	(1)
Interest expense	(7,731)	(6,103)	(2,760)
Income before provision for income taxes	32,997	27,879	17,975
Provision for income taxes	12,844	10,942	7,098
Net income	$ 20,153	$ 16,937	$ 10,877
Earnings per common share:			
Basic	$ 1.61	$ 1.51	$ 1.20
Diluted	$ 1.56	$ 1.45	$ 1.14
Basic weighted-average shares outstanding	12,507	11,185	9,041
Diluted weighted-average shares outstanding	12,896	11,690	9,507

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc.
Consolidated Statements of Stockholders' Equity
For the fiscal years ended December 30, 2006, December 31, 2005, and December 25, 2004
(Amounts in thousands, except share data)

	Stockholders' equity						
	Common stock		Additional paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 27, 2003	8,451,507	$ 85	$ 75,704	$ (340)	$ 6,098	$ —	$ 81,547
Exercise of stock options	76,026	1	929	—	—	—	930
Amortization of deferred compensation	—	—	(3)	132	—	—	129
Option exercise tax effect	—	—	348	—	—	—	348
Offering proceeds, net of offering costs	2,520,000	25	51,214	—	—	—	51,239
Net income	—	—	—	—	10,877	—	10,877
Balance, December 25, 2004	11,047,533	$ 111	$ 128,192	$ (208)	$ 16,975	$ —	$ 145,070
Exercise of stock options	293,689	3	3,735	—	—	—	3,738
Amortization of deferred compensation	—	—	(12)	136	—	—	124
Stock-based compensation	—	—	415	72	—	—	487
Option exercise tax effect	—	—	1,561	—	—	—	1,561
Other	—	—	(48)	—	—	—	(48)
Net income	—	—	—	—	16,937	—	16,937
Balance, December 31, 2005	11,341,222	$ 114	$ 133,843	$ —	$ 33,912	$ —	$ 167,869
Exercise of stock options and vesting of restricted stock	426,155	4	7,360	—	—	—	7,364
Offering proceeds, net of offering costs	1,200,000	12	40,243	—	—	—	40,255
Stock-based compensation	—	—	346	—	—	—	346
Option exercise tax effect	—	—	2,117	—	—	—	2,117
Unrealized gain on interest rate swap	—	—	—	—	—	172	172
Tax reserve adjustment	—	—	936	—	—	—	936
Net income	—	—	—	—	20,153	—	20,153
Balance, December 30, 2006	12,967,377	$ 130	$ 184,845	$ —	$ 54,065	$ 172	$ 239,212

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004
(Amounts in thousands)

	Fiscal Year		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 20,153	$ 16,937	$ 10,877
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,692	2,161	2,231
Amortization of intangible assets	3,116	2,292	648
Loss on disposal of fixed assets	25	56	14
Income tax benefit for stock option exercises	—	1,561	348
Stock-based compensation	346	611	132
Deferred income tax provision	2,645	2,493	1,686
Amortization of deferred financing costs and debt discount	2,143	705	1,000
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable, net	12,361	(14,629)	(16,096)
Other current assets	(534)	(2,684)	116
Other assets	(3,260)	(1,000)	(668)
Accounts payable and accrued expenses	(10,944)	15,421	143
Deferred revenue	2,383	(275)	(3,686)
Other long term liabilities	1,130	2,950	1,600
Net cash provided by (used in) operating activities	32,256	26,599	(1,655)
Cash flows from investing activities:			
Purchase of property and equipment	(8,507)	(2,727)	(1,225)
Proceeds from sale of marketable securities	49,850	36,200	11,000
Purchase of marketable securities	(42,000)	(42,050)	(2,050)
Former owner payable	(10,322)	8,041	—
Cash paid for business acquisitions, net of cash assumed	(48,002)	(74,285)	(94,390)
Net cash used in investing activities	(58,981)	(74,821)	(86,665)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net of offering costs	40,255	(48)	51,239
Proceeds from exercise of stock options	7,364	3,738	927
Income tax benefit for stock option exercises	2,117	—	—
Net (repayments) borrowings under line of credit	—	(28,954)	28,954
Payments of debt issuance fees	(552)	(3,238)	(1,202)
Proceeds from long-term debt	30,000	100,000	30,000
Repayments of long-term debt	(59,044)	(750)	(30,000)
Repayments of capital lease obligations	(118)	(120)	(146)
Net cash provided by financing activities	20,022	70,628	79,772
Net change in cash and cash equivalents	(6,703)	22,406	(8,548)
Cash and cash equivalents, beginning of period	26,160	3,754	12,302
Cash and cash equivalents, end of period	$ 19,457	$ 26,160	$ 3,754
Supplemental disclosures of cash flow information:			
Cash payments for interest	$ 6,872	$ 5,059	$ 1,857
Cash payments for income taxes	$ 8,032	$ 3,593	$ 6,181
Supplemental disclosure of noncash activities:			
Equipment acquired under capital leases	$ 198	$ 126	$ 289

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc.

Notes to Consolidated Financial Statements

1. Business:

SI International, Inc. (referred to in these Notes as either the "Company" or "SI International"), was incorporated on October 14, 1998, under the laws of the state of Delaware. The Company is a provider of information technology and network solutions with the Federal Government as a major client. The Company offers a broad spectrum of solutions and services, including design, development, implementation and operations to assist clients in achieving their missions. The Company combines technological and industry experience to provide solutions through service offerings in the areas of program management and acquisition support, integrated solutions development, information security, records management, learning solutions, systems engineering, network solutions and mission-critical outsourcing.

On January 1, 2001, the Company separated its telecommunications operations, which it obtained pursuant to an acquisition in fiscal year 2000, by contributing the net assets of the telecommunications operations to a sister company, SI Telecom. In October 2002, SI Telecom was merged back into SI International, such that SI Telecom became a wholly-owned subsidiary of SI International. On December 15, 2006, SI International merged two of its wholly-owned subsidiaries, SI International Engineering Inc., a Colorado corporation ("Engineering") and SI International Telecom Corporation, a Delaware corporation ("SI Telecom"), into SI International as part of an internal consolidation of legal entities. The mergers were completed according to an Agreement and Plan of Merger under which Engineering and SI Telecom were merged into SI International, which continues as the surviving corporation.

Since November 12, 2002, our common stock has been publicly traded on the NASDAQ National Market under the symbol "SINT". The completion of the initial public offering in November of 2002 raised $47.1 million (after offering costs) in equity capital through the sale of 3,850,000 shares of common stock. On October 6, 2004, the Company completed its secondary offering which raised $51.2 million (after offering costs) cash through the sale of 2,520,000 shares of common stock. On April 7, 2006, we raised $40.3 million (after offering costs) through the sale of 1,200,000 shares of common stock.

2. Summary of significant accounting policies:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its' wholly and majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting periods

The Company's fiscal year ends on the Saturday closest to, but not falling after, December 31 of that year. **All fiscal years presented, excluding 2005, include 52 weeks. Fiscal year 2005 includes 53 weeks.** The Company's quarters end on the Saturday nearest to the applicable quarterly month-end.

Cash and cash equivalents

The Company considers all investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Marketable securities

During fiscal years 2005 and 2006, the Company invested in auction rate securities which are associated with municipal bond offerings. At the end of fiscal year 2005, marketable securities consisted primarily of auction rate securities with final maturity dates ranging from 2024 to 2035. At the end of fiscal 2006, all of the auction rate securities invested in during the fiscal period were sold.

The Company's marketable securities are classified as available for sale and are recorded at quoted market prices that approximate cost. Both realized and unrealized gains and losses were not material in the fiscal years ended 2006, 2005 and 2004.

Revenue recognition

The Company recognizes revenue when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectibility of the contract price is considered probable and can be reasonably estimated. Revenue is earned under cost reimbursable, time and materials and fixed price contracts.

Under cost reimbursable contracts, the Company is reimbursed for allowable costs, and paid a fee, which may be fixed or performance-based. Revenues on cost reimbursable contracts are recognized as costs are incurred plus an estimate of applicable fees earned. The Company considers fixed fees under cost reimbursable contracts to be earned in proportion of the allowable costs incurred in performance of the contract. For cost reimbursable contracts that include performance based fee incentives, the Company recognizes the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

Revenue on time and materials contracts are recognized based on direct labor hours expended at contract billing rates and adding other billable direct costs. For fixed price contracts that are based on unit pricing or level of effort, the Company recognizes revenue for the number of units delivered in any given fiscal period. For fixed price contracts in which the Company is paid a specific amount to provide a particular service for a stated period of time, revenue is recognized ratably over the service period.

For fixed price contracts that provide for the delivery of a specific product with related customer acceptance provisions, revenues are recognized upon product delivery and customer acceptance. However, a significant portion of the Company's fixed price-completion contracts involve the design and development of complex, client systems. For those contracts that are within scope of SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, revenue is recognized on the percentage-of-completion method using costs incurred in relation to total estimated costs.

The Company's contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. In evaluating the probability of funding for purposes of assessing collectibility of the contract price, the Company considers its previous experiences with its customers, communications with its customers regarding funding status, and the Company's knowledge of available funding for the contract or program. If funding is not assessed as probable, revenue recognition is deferred until realization is deemed probable.

Contract revenue recognition inherently involves estimation, including the contemplated level of effort to accomplish the tasks under the contract, the cost of the effort, and an ongoing assessment of progress toward completing the contract. From time to time, as part of the normal management processes, facts develop that require revisions to estimated total costs or revenues expected. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revision based on government audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

Significant customers

Revenue generated from contracts with the Federal Government, both directly and through other prime contractors, accounted for a significant percentage of revenues in the fiscal years 2006, 2005 and 2004.

	% of revenues Fiscal year		
	2006	2005	2004
Department of Defense	46.6%	46.9%	52.8%
Federal civilian agencies	51.9	51.2	43.8
Commercial entities	1.5	1.9	3.4
Total revenue	100.0%	100.0%	100.0%

We had only one contract that generated more than 10% of our revenue for fiscal years 2006, 2005 and 2004. For the fiscal year 2006, fiscal year 2005 and fiscal year 2004, revenue from our C4I2SR contract with the U.S. Air Force Space Command represented approximately 21%, 21%, and 17%, respectively, of total revenue.

Concentrations of Credit risk

The Company's assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Accounts receivable consist primarily of billed and unbilled amounts, including indirect cost rate variances, due from various agencies of the Federal Government or prime contractors doing business with the Federal Government, and other commercial customers. The Company historically has not experienced significant losses related to accounts receivable and therefore, believes that credit risk related to accounts receivable is minimal. The Company maintains cash balances that may at times exceed federally insured limits. The Company maintains this cash at high-credit quality institutions and, as a result, believes credit risk related to its cash is minimal.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at their face amount less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts at an amount that it estimates to be sufficient to cover the risk of collecting less than full payment on receivables. On a monthly basis the Company reevaluates its receivables, especially receivables that are past due, and reassesses the allowance for doubtful accounts based on specific client collection issues.

Property and equipment

Property and equipment are stated at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed generally using a straight-line method over the estimated useful lives of the related assets, as follows:

Software, computers and equipment	3-5 years
Furniture and fixtures	5-7 years
Leasehold improvements	Shorter of the estimated useful life of the asset or the lease term

Deferred financing costs

Costs incurred in raising debt are deferred and amortized as interest expense over the term of the related debt using the effective interest method. These deferred costs are reflected as a component of other assets in the accompanying consolidated balance sheets. The deferred financing costs consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Deferred loan costs	$ 5,527	$ 4,975
Accumulated amortization	(3,363)	(1,542)
	$ 2,164	$ 3,433

During 2006 and 2004, the Company wrote off approximately $1,131,000 and $584,000, respectively, of deferred loan costs related to the prepayments of its term loan. Amortization of deferred financing costs was $690,000, $705,000 and $416,000 in fiscal years 2006, 2005 and 2004, respectively.

Impairment of long-lived assets

Long-lived assets; including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets." Pursuant to SFAS No. 144, impairment is determined by comparing the carrying value of these long-lived assets to an estimate of the future undiscounted cash flows expected to result from the use of the assets and eventual disposition. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models as appropriate. The Company believes that no such impairment existed during the fiscal years ended December 30, 2006 and December 31, 2005. In the event that there are changes in the planned use of the Company's long-term assets or its expected future undiscounted cash flows are reduced significantly, the Company's assessment of its ability to recover the carrying value of these assets could change.

Goodwill

Goodwill represents the excess of cost over net assets acquired resulting from the Company's acquisitions. Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under the non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment at least annually and written down and charged to operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. In the years ended December 30, 2006 and

December 31, 2005, the Company completed its annual impairment test of goodwill. The analysis indicated that no impairment of goodwill exists; however, future impairment reviews may result in the recognition of such impairment.

The total amount of goodwill as of December 30, 2006 is $220.6 million, of which $174.4 million is expected to be deductible for income tax purposes.

Intangible assets

Intangible assets consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Contractual customer relationships	$26,336	$19,436
Non-compete agreements	150	—
Total intangible assets	26,486	19,436
Less: accumulated amortization	(6,068)	(2,953)
Intangible assets, net	$20,418	$16,483

Intangible assets from acquisitions, which consist primarily of contractual customer relationships, are amortized utilizing an accelerated method over 6 to 14 years, based on their estimated useful lives. The weighted-average amortization period of total intangible assets as of December 30, 2006, is 6.1 years. Amortization expense is estimated to be $2.9 million, $2.5 million, $2.2 million, $2.2 million and $1.8 million for the years 2007, 2008, 2009, 2010 and 2011, respectively.

Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, credit facilities, and long-term debt. In management's opinion, the carrying amounts of these financial instruments approximate their fair values at December 30, 2006 and December 31, 2005.

Stock-based compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share Based Payment" using the modified prospective transition method. Due to the use of the modified prospective method, prior interim periods and fiscal years will not reflect any restated amounts. The Company accelerated the vesting of all unvested stock options previously awarded to employees, officers and directors in December 2005; thus, the Company had no unvested stock options on January 1, 2006. The Company issued 171,025 shares of stock options in fiscal year 2006. The total stock compensation expense recognized during the fiscal year ended December 30, 2006 was $0.2 million. The total remaining unrecognized compensation expense related to the unvested options as of December 30, 2006 was $1.8 million, which will be recognized over the weighted average period of three years.

The company also issued 32,825 shares of restricted stock awards to directors and employees under its 2002 Amended and Restated Omnibus Stock Incentive Plan during fiscal year 2006. The fair value of the restricted stock awards is determined based on the grant date stock price. The compensation expense for restricted stock awards is recognized on a straight-line basis over the vesting term which is typically five years beginning on the date of grant. The total compensation expense recognized during the fiscal year ended December 30, 2006 was $0.1 million. The total remaining unrecognized compensation expense related to the unvested restricted stock awards as of December 30, 2006 was $0.8 million, which will be recognized over the weighted average period of three years.

Prior to the adoption of SFAS No. 123R, the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options was measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the exercise price of the related option. The following table illustrates the effect on net income and earnings per share if the compensation costs for the Company's stock options had been determined based on SFAS No. 123.

	Fiscal Year	
	2005	2004
Net income—as reported	$ 16,937	$10,877
Add: Total stock-based employee compensation expense as reported under intrinsic value method (APB No. 25) for all awards, net of tax	371	80
Deduct: Total stock-based employee compensation expense determined under fair value based method (SFAS No. 123) for all awards, net of tax	(10,137)	(1,939)
Net income—Pro forma	$ 7,171	$ 9,018
Basic earnings per share—as reported	$ 1.51	$ 1.20
Diluted earnings per share—as reported	$ 1.45	$ 1.14
Basic earnings per share—Pro forma	$ 0.64	$ 1.00
Diluted earnings per share—Pro forma	$ 0.61	$ 0.95

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004:

	Fiscal Year		
	2006	2005	2004
Risk-free interest rate	4.53-5.07%	3.99-4.39%	4.00%
Expected life of options	5 years	5-7 years	7 years
Expected stock price volatility	38%-44%	45%-50%	55%-60%
Expected dividend yield	0%	0%	0%

The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant over the expected term of the option. The expected life of options is derived from the Company's historical option exercise data. The expected stock price volatility is based on the historical volatility of the Company's common stock.

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits related to the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123R requires the cash flows resulting from the tax benefits generated from tax deductions in excess of the compensation costs recognized for those options to be classified as financing cash flows.

Income taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not considered. Net deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Earnings per share

The Company has applied SFAS No. 128, "Earnings Per Share," for all fiscal years presented in these consolidated financial statements. SFAS No. 128 requires disclosure of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Diluted EPS gives effect to common stock equivalents and other potentially dilutive securities outstanding during the period.

The following details the computation of net income per common share:

	Fiscal Year		
	2006	2005	2004
Net income	$20,153	$16,937	$10,877
Weighted average share calculation:			
Basic weighted average shares outstanding	12,507	11,185	9,041
Treasury stock effect of stock options and restricted stocks	389	505	466
Diluted weighted average shares outstanding	12,896	11,690	9,507

Segment reporting

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. Management has concluded that the Company operates in one segment based upon the information used by management in evaluating the performance of its business and allocating resources and capital.

Reclassifications

Certain prior year amounts have been reclassified to conform to the presentation of the current year.

New accounting pronouncements

SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB Opinion No. 25, "Accounting for Stock Issued to Employees," which was permitted under Statement 123, as originally issued. The revised Statement requires entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. Due to the use of the modified prospective method, prior interim periods and fiscal years will not reflect any restated amounts. As disclosed in the stock incentive plan section of Note 10, the Company accelerated the vesting of unvested stock options previously awarded to employees, officers and directors in December 2005. The Company had no unvested stock options on January 1, 2006. The Company issued 171,025 shares of stock options and 32,825 shares of restricted stock awards during the fiscal year ended December 30, 2006. The total stock compensation expense recognized for the fiscal period was $0.3 million. Had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and pro forma earnings per share in the Stock-Based Compensation section of this note to our consolidated financial statements. Statement 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under APB No. 25. The adoption of this requirement reduced net operating cash flows and increased net financing cash flows in periods after adoption.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes". FIN 48 provides guidance on recognition, derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires an entity to recognize the financial statement impact of a tax provision when it is more likely than not that the position will be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. In addition, FIN 48 permits an entity to recognize interest and penalties related to tax uncertainties either as income tax expense or operating expenses. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of this statement will not have material effect on its financial condition, results of operations or cash flow. The company had recognized interest and penalties related to tax uncertainties as income tax expense and will continue this treatment upon adoption of FIN 48. During the fiscal years ended 2006, 2005 and 2004, the Company recognized immaterial income tax expenses related to interest and penalties for tax uncertainties.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The adoption of SFAS No. 157 is effective January 1, 2008 for the Company. The Company believes that the adoption of this statement will not have a material effect on its financial condition, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), "Financial Statements—Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements". SAB 108 requires the use of the "rollover" and "iron curtain" approaches when attempting to quantify possible misstatements in the financial statements. If under either approach a misstatement is determined to have a material effect on the financial statements, the financial statements must be adjusted. The Company adopted SAB 108 for the fiscal year ended December 30, 2006. The adoption of this statement did not have a material effect on its financial condition, results of operations or cash flow.

3. Acquisitions:

On February 27, 2006, we completed the purchase of Zen and entered into the first amendment to our amended and restated credit facility with our lenders as more fully set forth in Note 8, Debt. Zen is a provider of critical IT services, specializing in managed network services, information assurance, software development and systems engineering, database and systems administration and IT consulting to various U.S. Government agencies. Pursuant to the terms of the Zen Agreement we acquired all of the outstanding capital stock of Zen for $60 million in cash, of which we are withholding $6 million for 15 months in order to secure post-closing indemnity obligations of the sellers.

Approximately $47.8 million of the purchase consideration has been allocated to goodwill based primarily on the excess of the purchase price over the estimated fair value of net assets acquired.

Approximately $6.9 million and $0.2 million of the purchase price have been assigned to the identifiable intangible assets of contractual customer relationships and non-competition agreements, respectively. Each customer relationship, which includes each customer's contract, is being amortized on an accelerated basis over their remaining useful life of 9 years. The non-compete agreements are being amortized on a straight-line basis over a 3-year period.

The total purchase price paid, including transaction costs of $0.9 million, has been preliminarily allocated as follows (in thousands):

Cash	$ 2,542
Accounts receivable	10,701
Prepaid expense and other current assets	129
Property and equipment	491
Accounts payable & accrued expenses	(12,240)
Other long term liabilities	(41)
Intangible assets	7,050
Goodwill	47,806
Total consideration	$ 56,438

On February 9, 2005, we completed the purchase of Shenandoah Electronic Intelligence, Inc. (SEI). SEI is a provider of critical business process outsourcing primarily for the Department of Homeland Security (DHS). SEI's services include: data and records management; applications processing; file and mail management; analytical support services; and secure optical card processing at one of the largest facilities of its kind. Under the terms of the definitive stock purchase agreement, we acquired SEI for $75 million in cash, subject to certain adjustments totaling approximately $0.6 million. Approximately $52.6 million of the purchase consideration has been allocated to goodwill based primarily on the excess of the purchase price over the estimated fair value of net assets acquired, and approximately $12.2 million of the purchase price has been assigned to identifiable intangible assets of contractual customer relationships. The contractual customer relationships are being amortized on an accelerated basis over their estimated remaining life of 14 years.

On December 20, 2004, the Company completed the purchase of Bridge Corporation, a provider of information technology and information management. Under the terms of the acquisition agreement, the Company acquired Bridge for $30 million, subject to working capital and other adjustments totaling approximately $1.7 million. Of the purchase price, $29.4 million was paid in cash and $2.3 million was paid in June 2006. Approximately $26.2 million of the purchase consideration has been allocated to goodwill, and approximately $2.2 million of the purchase price has been assigned to identifiable intangible assets on the basis of contractual customer relationships. The contractual customer relationships are being amortized using an accelerated method over their estimated remaining life of 6 years.

On January 21, 2004, the Company completed the purchase of MATCOM International Corp., a provider of information technology, systems engineering, logistics, and training. Under the terms of the merger agreement, the Company acquired MATCOM for $65.8 million. Approximately $54.4 million of the purchase consideration has been allocated to goodwill, and approximately $5.0 million of the purchase price has been assigned to identifiable intangible assets on the basis of contractual customer relationships. The contractual customer relationships are being amortized using an accelerated method over their estimated remaining life of 11 years.

The following unaudited proforma combined condensed statements of operations (in thousands, except per share) set forth the consolidated results of operations of the Company for the twelve months ended December 30, 2006 and December 31, 2005 as if the acquisitions of Zen and SEI had occurred at the beginning of each period presented. This unaudited proforma information does not purport to be indicative of the actual results that would actually have occurred if the combination had been in effect for the twelve months ended December 30, 2006 and December 31, 2005.

	Twelve Months Ended	
	December 30, 2006	December 31, 2005
Revenue	$469,512	$444,935
Net income	$ 20,209	$ 17,846
Diluted earnings per share	$ 1.57	$ 1.53

In accordance with the purchase accounting, the operations of the MATCOM, Bridge, SEI and Zen have been included in the Company's statements of operations since the respective dates of acquisition.

SCOT Settlement

On December 7, 2005, the Company settled a prior dispute with a Federal customer, resulting in the Company receiving payment of $10.8 million on December 27, 2005. Components of this payment are as follows (in thousands):

Settlement proceeds paid to the former Shenandoah Electronic Intelligence, Inc. (SEI) selling stockholder in accordance with the terms of the February 5, 2005 acquisition agreement	$ 8,049
Goodwill in accordance with SFAS 141 which addresses accounting for such pre-acquisition contingencies	881
Incentive payment to employees in accordance with the terms of the contract	533
Revenue associated with post-acquisition services	1,339
Total amount received	$10,802

4. Accounts receivable:

Accounts receivable consists of the following (in thousands):

	December 30, 2006	December 31, 2005
Billed accounts receivable	$46,540	$47,939
Unbilled accounts receivable:		
Currently billable	41,192	40,094
Unbilled retainages and milestones payments expected to be billed within the next 12 months	5,609	5,546
Indirect costs incurred and charged to cost-plus contracts in excess of provisional billing rates (see Note 9)	136	1,563
Total unbilled accounts receivable	46,937	47,203
Allowance for doubtful accounts	(1,505)	(1,509)
Accounts receivable, net	$91,972	$93,633

The currently billable amounts included as unbilled accounts receivable as of December 30, 2006 and December 31, 2005 represent amounts which are billed during the first quarter of the subsequent year. They are billings for services rendered prior to year-end, which are billed once necessary billing data has been collected and an invoice produced.

5. Property and equipment:

Property and equipment consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Computers and equipment	$ 11,899	$ 8,691
Software	2,972	2,623
Furniture and fixtures	5,072	2,356
Leasehold improvements	4,257	1,581
	24,200	15,251
Less—Accumulated depreciation and amortization	(11,828)	(9,343)
	$ 12,372	$ 5,908

Property and equipment includes assets financed under capital lease obligations of approximately $341,000 and $273,000, net of accumulated depreciation, as of December 30, 2006 and December 31, 2005, respectively. The increase in the value of Property and Equipment is primarily related to the furnishings in our new Colorado Springs Campus—a 121,888 square foot facility that replaces two other locations nearby.

6. Accrued expenses and other current liabilities:

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 30, 2006	December 31, 2005
Accrued vacation	$ 7,068	$ 6,183
Accrued compensation	10,349	9,638
Accrued bonus	4,413	6,755
Other accrued liabilities	6,717	7,098
Accrued expenses and other current liabilities	$28,547	$29,674

7. Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

The tax effect of significant temporary differences, which comprise the deferred tax assets and liabilities, are as follows (in thousands):

	December 30, 2006	December 31, 2005
Deferred tax assets (liabilities):		
Accounts payable and accrued expenses	$ 1,981	$ 1,969
Allowance for doubtful accounts	156	623
Net operating loss	222	796
Deferred rent	873	794
Lease payable	—	312
Deferred compensation	1,565	861
Stock compensation	529	395
Deferred revenue	770	—
Total deferred tax asset	6,096	5,750
Prepaid expenses	(32)	(13)
Intangible assets	(11,372)	(7,646)
Unbilled revenue	(810)	(2,470)
Depreciation and amortization	(473)	(420)
Deferred Costs	(832)	—
Other	(130)	—
Total deferred tax liability	(13,649)	(10,549)
Net deferred tax liability	$ (7,553)	$ (4,799)

As discussed above SI Telecom was merged into the Company. SI Telecom had approximately $570,224 in net operating loss carryforwards as of December 30, 2006, which will be used to offset income generated by the Company. These operating loss carryforwards will expire in 2021. Management believes that it is more likely than not that these net operating loss carryforwards will be benefited on a future tax return and therefore no valuation allowance was required.

The provision for income taxes consists of the following (in thousands):

	Fiscal year		
	2006	2005	2004
Current provision:			
Federal	$ 8,587	$ 7,100	$4,472
State	1,612	1,349	940
Deferred provision:			
Federal	2,228	2,269	1,490
State	417	224	196
Provision for income taxes	$12,844	$10,942	$7,098

A reconciliation of income taxes at the Federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

	2006	2005	2004
Income taxes at the Federal statutory income tax rate	$11,549	$ 9,757	$6,291
State income taxes, net of Federal benefit	1,317	1,090	738
Other, net	(22)	95	69
Provision for income taxes	$12,844	$10,942	$7,098

8. Debt:

Debt consists of the following (in thousands):

	December 30, 2006	December 31, 2005
Credit facilities:		
Line of credit bears interest at LIBOR plus 200 to 275 base points or a specified base rate plus 100 to 175 basis points, interest due monthly, principal due February 9, 2010	$ —	$ —
Term loan, pursuant to the First Amendment, as of December 30, 2006 bears interest at LIBOR plus 200 basis points or a specified base rate plus 100 basis points, with seventeen consecutive quarterly principal and interest payments of $188,404 starting on December 29, 2006, with the unpaid principal and interest of approximately $67.2 million due on February 9, 2011	70,206	99,250
Total debt*	$70,206	$99,250

* Excludes debt of approximately $6.0 million (including imputed interest) payable as of December 30, 2006 in connection with the acquisition of Zen; and $2.3 million payable as of December 31, 2005 (but paid in June 2006) in connection with the Bridge acquisition.

Since 2002, the Company has maintained a credit facility with Wachovia Bank, N.A. acting as Administration Agent for a consortium of lenders. The credit facility has been amended from time to time when the Company has made acquisitions. The credit facility is secured by a pledge of substantially all of our current and future tangible and intangible assets, as well as those of our current and future subsidiaries, including accounts receivable, inventory and capital stock.

On February 9, 2005, contemporaneously with the closing of our acquisition of SEI, the Company entered into an Amended and Restated Credit Agreement (the "Credit Agreement") which increased its borrowing capacity to $160 million, which is comprised of a $60 million five-year revolving credit facility and a $100 million six-year term loan facility. Additionally, the Credit Agreement provides that up to an additional $75 million in uncommitted incremental term loan funds are available to the Company upon its request at any time for up to two years from one or more of the lenders under the Credit Agreement.

On February 27, 2006, contemporaneously with the closing of our acquisition of Zen, we entered into a First Amendment to the Credit Agreement (the "First Amendment"). The Credit Agreement, as amended by the First Amendment, is referred to herein as the "Amended Credit Agreement". The Company had approximately $129.3 million of outstanding debt under its First Amendment on February 27, 2006 following the closing of our acquisition of Zen. The outstanding balance as of December 30, 2006 was approximately $70.2 million. As with the previous credit facilities, we are required to maintain compliance with financial and non-financial covenants including, maintaining certain leverage and fixed charge ratios, as well as certain annual limits on our capital expenditures. The First Amendment amended the leverage ratio that requires us to maintain a ratio of funded debt to consolidated EBITDA for such period as follows:

Period	New Maximum Ratio	Prior Maximum Ratio
July 1, 2006 through fiscal quarter ending June 29, 2007	3.50 to 1.00	3.25 to 1.00
June 30, 2007 through fiscal quarter ending June 27, 2008	3.00 to 1.00	3.00 to 1.00
June 28, 2008 and thereafter	2.75 to 1.00	2.75 to 1.00

These ratios will be calculated in accordance with the definitions and terms contained in the Amended Credit Agreement, which may be different than calculations pursuant to GAAP. At December 30, 2006, the Company was in compliance with its debt covenants.

In connection with the Credit Agreement, the Company incurred approximately $3.2 million financing costs. With respect to the First Amendment, the Company incurred approximately $0.6 million in financing costs. Such costs associated with the Credit Agreement were capitalized as deferred financing costs on the balance sheet and amortized over the six year term of the Credit Agreement. Such costs associated with the First Amendment are being amortized over the five year term of the First Amendment.

At the time the Company borrows funds from either of the loan facilities under the Amended Credit Agreement, it may choose from two interest rate options. The Company may elect to have the borrowings bear interest at floating rates equal to LIBOR plus a spread ranging from 200 to 270 basis points or an alternative base rate plus a spread ranging from 100 to 175 basis points. Under either the LIBOR or alternative base rate option, the exact interest rate spread will be determined based upon the Company's leverage ratio as defined in the Amended Credit Agreement.

During the fiscal year ended December 30, 2006, the Company made prepayments and regular quarterly payments totaling $59.0 million of outstanding term debt under the First Amendment, after which the remaining principal balance as of December 30, 2006, was approximately $70.2 million. As a result of the pay down of principal, the Company's quarterly payment was reduced from $323,125 to $188,404 in consecutive quarterly payments starting from December 29, 2006 through December 30, 2010, with a final payment of approximately $67.2 million on February 9, 2011. The amount of deferred loan origination fees written off in connection with the pay down in the fiscal year ended December 30, 2006 was $1.1 million.

The annual maturities of long-term debt as of December 30, 2006 are as follows (in thousands):

Fiscal year	Maturity
2007	$ 754
2008	754
2009	754
2010	754
2011	67,190
Thereafter	—
Total long-term debt	70,206

The Company also had a note payable outstanding in the amount of $2.3 million as of December 31, 2005, which was paid in June 2006 for the acquisition of Bridge, and has a note payable with a face value of $6.0 million including imputed interest as of December 30, 2006, payable in May 2007 for the acquisition of Zen.

9. Commitments and contingencies:

Leases

As of December 30, 2006, the Company has noncancelable operating leases, primarily for real estate, that expire over the next ten years. Rental expense during fiscal years 2006, 2005 and 2004 was approximately $9.4 million, $8.1 million, and $6.6 million, respectively.

Future minimum lease payments under noncancelable operating and capital leases as of December 30, 2006 are as follows (in thousands):

Fiscal year	Capital	Operating
2007	$143	$ 9,161
2008	121	8,780
2009	79	8,701
2010	67	8,508
2011	15	7,110
Thereafter	—	14,833
Total minimum lease payments	425	$57,093
Less—Interest element of payment	(53)	
Present value of future minimum lease payments	372	
Current portion	115	
Long-term capital lease	$257	

Subsequent to the purchase of SEI and Zen, the Company assumed certain capital and operating leases held at the time of purchase.

Contract cost audits

Payments to the Company on government cost reimbursable contracts are based on provisional, or estimated indirect rates, which are subject to audit on an annual basis by the Defense Contract Audit Agency (DCAA). The cost audits result in the negotiation and determination of the final indirect cost rates that the Company may use for the period(s) audited. The final rates, if different from the provisional rates, may create an additional receivable or liability for the Company. The Company's revenue recognition policy calls for revenue recognized on all cost reimbursable government contracts to be recorded at actual rates unless collectibility is not reasonably assured. To the extent the indirect rate differential creates a liability for the Company, the differential is recognized as a reduction to revenue when identified.

Litigation and claims

We are a party to litigation and legal proceedings that we believe to be a part of the ordinary course of our business. While we cannot predict the ultimate outcome of these matters, we currently believe that any ultimate liability arising out of these proceedings will not have a material adverse effect on our financial position. We may become involved in other legal and governmental, administrative or contractual proceedings in the future.

The SEI acquisition agreement provides for a purchase price adjustment based upon the working capital of SEI as of the closing date. Subsequent to the closing date, we received a payment of $1.6 million in connection with services performed prior to the closing date that SEI had not previously billed, and was not authorized to bill, its customer as of the closing date. The SEI selling stockholders have asserted that they are entitled to a credit in connection with the calculation of working capital adjustment in an amount equal to the amount received by us for this post-closing payment. We believe that, in accordance with GAAP, the SEI selling stockholders should not receive the benefit of the post-closing payment. In accordance with the terms of the SEI acquisition agreement, the parties have jointly submitted the issue to an independent accounting firm for resolution. We anticipate that this matter will be resolved before the end of 2007.

In June 2006, the Company, through one of its subsidiaries, was awarded a judgment, after a trial before a judge, in a lawsuit filed in the Circuit Court of Fairfax County, Virginia against National Technologies Associates, Inc. ("NTA") in the amount of $841,612. The Company's claims arose out of the

Company's allegation that NTA breached a contract which obligated NTA to subcontract certain work to the Company's subsidiary. The Company did not record the judgment because NTA filed a motion for reconsideration before the trial court. The trial court judge granted NTA's motion for reconsideration, thereby overturning the judge's original ruling. The Company has filed a petition with the Virginia Supreme Court requesting that it agree to hear an appeal of the trial court's final judgment. The Company cannot presently determine the ultimate outcome of the matter.

10. Stockholders' equity:

Common stock

In November 2002, the Company completed its initial public offering. The Company issued 3,850,000 shares of common stock for total net proceeds of approximately $47.1 million. In October 2004, the Company and affiliates of Frontenac, one of the Company's investors, sold an aggregate of 3,200,000 shares of the Company's common stock in an underwritten public offering priced at $21.85 per share. Of the 3,200,000 shares offered, 2,200,000 shares were sold by the Company and 1,000,000 shares were sold by the selling stockholders. The Company did not receive any of the proceeds from the sale of common stock by the selling stockholders. The Company also granted the underwriters an option to purchase up to 320,000 shares solely to cover over-allotments, which the underwriters exercised. In connection with this offering, the Company received approximately $51.2 million in net proceeds, which was primarily used to pay off $27.0 million of term loan borrowings and $16.0 million of borrowings under the revolving line of credit.

On April 7, 2006, we issued 1,200,000 shares of common stock in an underwritten public offering at an initial price to the public of $34.00 per share under our shelf registration statement on Form S-3 (No. 333-113827) declared effective by the SEC on May 21, 2004. Net sale proceeds to the Company, after deducting underwriting discounts and commissions, but before other expenses relating to the sale, totaled approximately $40.3 million. The Company used the net proceeds from the sale together with cash on hand to pay down outstanding term debt under the First Amendment.

Stock incentive plans

In 2002, the Company adopted the 2002 Stock Incentive Plan, or the Plan, to grant stock options to purchase up to 1,600,000 shares of its common stock to its employees and employees of its affiliates. In March 2004, the Board of Directors increased the number of reserved shares by 160,000, so that the total number of reserved shares totaled 1,760,000. In March 2005, the Board of Directors increased the number of reserved shares by an additional 160,000 so that the total number of reserved shares totals 1,920,000. Further, in March 2005, the Board of Directors authorized the acceleration of vesting of certain stock awards under the Plan upon the occurrence of certain change of control events. With this change, future stock awards may include provisions for acceleration of vesting upon the occurrence of certain change of control events. The Board of Directors also authorized the amendment of certain prior stock option awards issued under the Plan such that the exercise price of each such award was greater than or equal to the closing market price of our common stock on NASDAQ as of March 11, 2005. With respect to such designated prior stock option awards, the Board of Directors authorized an amendment to the stock option award to provide for the acceleration of vesting upon the occurrence of certain change of control events.

In April 2005, the Board of Directors voted to adopt the 2002 Amended and Restated Omnibus Stock Incentive Plan (the "Amended and Restated Plan") and the Amended and Restated Plan was approved by our stockholders at the annual meeting of stockholders held in June 2005. The Amended and Restated Plan amends and restates the Plan by (i) increasing the number of shares of common stock reserved and available under the Plan by 1,000,000 shares to a total share allocation of 2,920,000, (ii) permitting the grant of deferred shares, performance shares and performance units, (iii) prohibiting repricing of options without prior stockholder approval, (iv) limiting the number of shares of common stock and performance units subject to awards a participant may receive in any calendar year to 300,000 and 500,000, respectively, and adding other administrative provisions to comply with the performance-based compensation exception to the deduction limit of Section 162(m) of the Internal Revenue Code of 1986, as amended; (v) eliminating the provision that previously provided for an automatic increase in the number of shares reserved for issuance under the Amended and Restated Plan each fiscal year by a number equal to the lesser of 160,000 shares and an amount determined by the Board of Directors, (vi) providing that non-qualified stock option grants will be priced at one hundred percent (100%) of fair market value; (vii) providing for minimum vesting periods of stock bonus awards, restricted common stock awards, stock appreciation rights, deferred shares, and other stock awards subject to the possible acceleration of the vesting schedule at the discretion of the administrator; (viii) providing that future amendments to the Amended and Restated Plan that increase the number of shares allocated, modify participation requirements, or materially increase benefits accruing to the participants under the Plan will be subject to stockholder approval; and (ix) making other technical changes to the Plan.

On December 13, 2005, the Board of Directors approved the accelerated vesting of unvested stock options previously awarded to employees, officers and directors as of December 7, 2005 in light of new accounting regulations that were to come into effect January 1, 2006. Based on SFAS No. 123R, the Board took the action to accelerate the unvested stock options with the belief that it is in the best interest of stockholders, as it will reduce the Company's reported compensation expense in future periods. The acceleration generated compensation expense of approximately $0.4 million determined under the intrinsic value method.

The Company's option activity and price information for the three-year period ended December 30, 2006 is as follows:

	Options	Shares exercisable	Weighted-average exercise price
Balance, December 27, 2003	1,051,053		$ 13.18
Options exercisable at December 27, 2003		275,699	12.47
2004 grants	551,285		18.00
2004 exercises	(76,026)		(12.24)
2004 forfeitures	(121,055)		(15.44)
Balance, December 25, 2004	1,405,257		$ 14.93
Options exercisable at December 25, 2004		546,646	13.40
2005 grants	687,097		28.19
2005 exercises	(293,689)		(12.73)
2005 forfeitures	(47,728)		(18.00)
Balance, December 31, 2005	1,750,937		$ 20.29
Options exercisable at December 31, 2005		1,750,937	
2006 grants	171,025		29.25
2006 exercises	(425,530)		(17.33)
2006 forfeitures	(28,127)		(27.76)
Balance, December 30, 2006	1,468,305		$ 22.33
Options exercisable at December 30, 2006		1,302,055	21.46

The following table shows the number of options outstanding, the weighted average exercise price, the weighted average remaining life, and the options exercisable for each range of exercise prices of options outstanding at December 30, 2006.

	Range of Exercise Price	Number of Options Outstanding	Weighted Avg. Exercise Price	Weighted Average Remaining Life	Options Exercisable	Weighted Avg. Exercise Price
	$ 1.58 - 9.27	42,682	$ 8.97	2.6	42,682	$ 8.97
	$ 10.81 - 14.00	340,388	$ 13.79	5.9	340,388	$ 13.79
	$ 16.40 - 19.26	286,323	$ 16.50	7.0	286,323	$ 16.50
	$ 20.55 - 26.60	173,522	$ 25.90	8.0	173,522	$ 25.90
	$ 26.80 - 29.87	441,693	$ 28.31	8.6	301,068	$ 28.16
	$ 30.46 - 32.83	183,175	$ 31.09	8.9	157,550	$ 30.94
	$556.26	522	$556.26	1.0	522	$556.26
Total		1,468,305	$ 22.33	7.5	1,302,055	$ 21.46

Each stock option grant establishes the vesting schedule applicable to the grant. The weighted-average remaining contractual life of the stock options outstanding and exercisable as of December 30, 2006 was 7.2 years with the maximum contractual term of 10 years. The weighted-average remaining contractual life of the stock options outstanding and exercisable as of December 31, 2005 was 7.8 years.

The weighted-average grant-date fair value of options granted during the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 was $12.75, $14.50 and $13.28 respectively. The total intrinsic value of options exercised during the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 was $6.4 million, $4.9 million and $1.0 million, respectively. The total intrinsic value of options outstanding and exercisable as of December 30, 2006 was $15.5 million and $14.9 million, respectively.

Prior to fiscal 2006, the Company's stock incentive plan consisted principally of stock options. During fiscal 2006, the Company revised its stock incentive arrangement to provide restricted stock awards to directors and employees.

A summary of non-vested stock options and restricted awards under the plan as of December 30, 2006, is presented below:

	Stock options	Weighted average fair value	Restricted awards	Weighted average fair value
Non-vested shares outstanding at December 31, 2005 ...	—	$ —	—	$ —
Granted ...	171,025	12.75	32,825	29.04
Vested ...	(4,775)	12.75	(625)	32.00
Forfeited ...	—	—	—	—
Non-vested shares outstanding at December 30, 2006 ...	166,250	$12.75	32,200	$28.98

During its fiscal year ended 2001 and continuing into the fiscal year ended 2002, the Company issued options with exercise prices which were less than the fair value of SI International's common stock at the date of option grant. Total deferred compensation related to these option grants was $518,000 for the fiscal year ended December 28, 2002 and $142,000 for the fiscal year ended December 29, 2001. This deferred compensation was amortized to expense over the related option's vesting period. Such non-cash stock-based compensation expense totaled $196,000 in fiscal year 2005, $132,000 in fiscal year 2004, and $132,000 in fiscal year 2003.

Stock repurchase program

During the company's Board of Directors meeting on December 6, 2005, the Board authorized the repurchase of up to 300,000 shares of its common stock up to an aggregate maximum dollar amount of $8 million. The Company has approximately 13.0 million shares outstanding as of December 30, 2006. Timing and volume of any purchases will be guided by management's assessment of market conditions, securities law limitations, the number of shares of common stock outstanding, and alternative, potentially higher value uses for cash resources. The repurchase plan may be suspended or discontinued at any time without prior notice.

11. Retirement plans:

SI International has a defined contribution 401(k) Retirement/Savings Plan (the Plan) to provide retirement benefits for all eligible employees of the Company. Employees are eligible to participate in the Plan beginning on the first of the month following the start of employment and attainment of age 21. Under the Plan, eligible employees may contribute from 1% to 15% of pre-tax compensation. The Plan also allows for after-tax contribution up to 5% of compensation. The Company makes an annual matching contribution and, at its discretion, may make an annual profit-sharing contribution. For fiscal years 2006 and 2004, there was no profit-sharing contribution made to the Plan by the Company. A profit-sharing contribution of $1.0 million was made by the Company for fiscal year 2005. The Company's matching contribution to the Plan for fiscal years 2006, 2005 and 2004 was approximately $2.1 million, $1.8 million, and $1.1 million.

13. Interim financial data (unaudited)

	Fiscal Year 2006				Fiscal Year 2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(dollars in thousands)							
Revenue	$107,232	$119,233	$119,869	$115,636	$83,717	$95,983	$101,775	$116,444
Income from operations	8,882	10,137	10,546	11,075	6,526	8,314	9,193	9,937
Net income	$ 4,314	$ 4,442	$ 5,359	$ 6,038	$ 3,224	$ 4,036	$ 4,578	$ 5,099
Basic net income per share	$ 0.38	$ 0.35	$ 0.42	$ 0.47	$ 0.29	$ 0.36	$ 0.41	$ 0.45
Diluted net income per share	$ 0.36	$ 0.34	$ 0.41	$ 0.45	$ 0.28	$ 0.35	$ 0.39	$ 0.43

SI International, Inc. and Subsidiaries
(See Note 1 to Consolidated Financial Statements)
Schedule II—Valuation and Qualifying Accounts
(In Thousands)

Description	Balance at beginning of period	Charged to costs and expenses	Acquired in business combinations	Deductions	Balance at end of period
For the fiscal year ended December 28, 2002					
Deducted from assets accounts:					
Allowance for doubtful accounts	630	472	—	6	1,096
For the fiscal year ended December 27, 2003					
Deducted from assets accounts:					
Allowance for doubtful accounts	1,096	144	—	—	1,240
For the fiscal year ended December 25, 2004					
Deducted from assets accounts:					
Allowance for doubtful accounts	1,240	—	—	96	1,144
For the fiscal year ended December 31, 2005					
Deducted from assets accounts:					
Allowance for doubtful accounts	1,144	52	1,106	793	1,509
For the fiscal year ended December 30, 2006					
Deducted from assets accounts:					
Allowance for doubtful accounts	1,509	—	—	4	1,505

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SI INTERNATIONAL, INC.
12012 Sunset Hills Road, Suite 800
Reston, Virginia 20190

April 10, 2007

Dear Fellow Stockholder:

You are invited to attend the *SI International, Inc.* Annual Meeting of Stockholders to be held on Friday, June 22, 2007 at 8:00 a.m., local time, in the Skyline Room of the Tower Club located at 8000 Towers Crescent Drive, Suite 1700, Vienna, Virginia 22182.

The matters proposed for consideration at the meeting are:

- The election of Ray J. Oleson, General R. Thomas Marsh, and John P. Stenbit as Class II Directors serving a three (3) year term;
- The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year;
- The transaction of such other business as may come before the meeting or any adjournment thereof.

The accompanying Notice of Annual Meeting of Stockholders and proxy statement discuss these matters in further detail. We urge you to review this information carefully.

You will have an opportunity to discuss each item of business described in the Notice of Annual Meeting of Stockholders and proxy statement and to ask questions about our operations and us at the Annual Meeting.

It is important that your shares be represented and voted at the annual meeting. Whether or not you plan to attend the annual meeting, please sign and promptly return the enclosed proxy card using the envelope provided. If you do attend the annual meeting, you may withdraw your proxy and vote your shares in person.

Sincerely,

Ray J. Oleson

Ray J. Oleson
Chairman of the Board of Directors

SI INTERNATIONAL, INC.
12012 Sunset Hills Road, Suite 800
Reston, Virginia 20190

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on June 22, 2007

You are invited to attend the *SI International, Inc.* Annual Meeting of Stockholders to be held on Friday, June 22, 2007 at 8:00 a.m., local time, at the Skyline Room of the Tower Club located at 8000 Towers Crescent Drive, Suite 1700, Vienna, Virginia 22182.

The matters proposed for consideration at the meeting are:

1. The election of Ray J. Oleson, General R. Thomas Marsh, and John P. Stenbit as Class II Directors serving a three (3) year term.
2. The ratification of the appointment of Ernst & Young LLP as *SI International's* independent registered public accounting firm for the current fiscal year.
3. The transaction of such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on May 8, 2007 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors,

James E. Daniel
Vice President, General Counsel, and Secretary

Reston, Virginia
April 10, 2007

TABLE OF CONTENTS

SI INTERNATIONAL, INC.
12012 Sunset Hills Road, Suite 800
Reston, Virginia 20190

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

To be held on June 22, 2007

GENERAL

This proxy statement is furnished in connection with the solicitation of proxies to be voted at the Annual Meeting of Stockholders, or the Annual Meeting, of *SI International, Inc.*, which we refer to as *SI International* or the Company, to be held on Friday, June 22, 2007 at 8:00 a.m., local time, at the Skyline Room of the Tower Club located at 8000 Towers Crescent Drive, Suite 1700, Vienna, Virginia 22182.

The purpose of the Annual Meeting and a description of the matters to be acted upon at the Annual Meeting are set forth in the accompanying Notice of Annual Meeting of Stockholders. This proxy statement and the enclosed proxy card are being mailed to stockholders on or about May 18, 2007. We are also mailing to stockholders, along with this proxy statement, our Annual Report on Form 10-K for the fiscal year ended December 30, 2006. The enclosed proxy card is solicited by our Board of Directors and will be voted at the Annual Meeting and any adjournments thereof. Shares represented by a properly executed proxy card in the accompanying form will be voted at the Annual Meeting in accordance with any instructions specified by the stockholder. If no instructions are given, the stockholder's shares will be voted in accordance with the recommendations of the Board "FOR" each of the proposals presented in this proxy statement. Those recommendations are described later in this proxy statement.

SOLICITATION

SI International will bear the expenses in connection with the solicitation of proxies. Solicitation will be made by mail, but may also be made by telephone, personal interview, facsimile or personal calls by our officers, Directors or employees who will not be specially compensated for such solicitation. We may request brokerage houses and other nominees or fiduciaries to forward copies of our proxy statement and Form 10-K to beneficial owners of common stock, and we may reimburse them for reasonable out-of-pocket expenses incurred in doing so.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board of Directors has fixed the close of business on May 8, 2007 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. The presence at the Annual Meeting, in person or by proxy, of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting. Votes cast in person or by proxy, abstentions and broker non-votes (which we define below) will be tabulated by the inspectors of election and will be considered in the determination of whether a quorum is present at the Annual Meeting. Ballots marked "abstain" will be counted as present and entitled to vote for purposes of determining whether a quorum exists for matters subject to a vote by the stockholders. If, with respect to any shares, a broker or other nominee submits a proxy card indicating that instructions have not been received from the beneficial owners or the persons entitled to vote, and if that broker or other nominee does not have discretionary authority to vote such shares (a "broker non-vote") on one or more proposals, those shares will not be treated as present and entitled to vote for purposes of determining whether a quorum exists for matters subject to a vote by the stockholders. As of April 6, 2007, we had 13,105,068 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote.

ALL STOCKHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE.

IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE, AND YOU WISH TO VOTE AT THE ANNUAL MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED. IF YOU ARE PRESENT AT THE MEETING, YOU MAY VOTE YOUR SHARES IN PERSON AND THE PROXY WILL NOT BE USED.

PLEASE READ THE PROXY STATEMENT CONTAINED IN THIS BOOKLET FOR FURTHER INFORMATION CONCERNING THE MATTERS TO BE ACTED UPON AT THE ANNUAL MEETING AND THE USE OF THE PROXY.

REVOCABILITY OF PROXIES

You may revoke the proxy at any time before it is exercised in the following ways:

- You may make delivery of a written notice of revocation to our Corporate Secretary. All written notices of revocation or other communications with respect to revocation of proxies should be addressed to our Corporate Secretary at our principal executive offices as follows: *SI International, Inc.*, 12012 Sunset Hills Road, Suite 800, Reston, Virginia, 20190, Attention: Corporate Secretary.
- You may attend the Annual Meeting in person and revoke your proxy by either giving notice of revocation to the inspectors of election at the Annual Meeting or by voting at the Annual Meeting in person.
- You may submit another proxy bearing a later date.
- If you hold your shares in "street name," you must contact your broker or other nominee to determine how to revoke your original proxy.

The only items of business that the Board intends to present or knows will be presented at the Annual Meeting are the items discussed in this proxy statement. The proxy confers discretionary authority upon the persons named in it, or their substitutes, to vote on any other items of business that may properly come before the meeting. All holders of record of our common stock at the close of business on May 8, 2007 will be eligible to vote at the Annual Meeting.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or our annual report may have been sent to multiple stockholders in your household. We will promptly deliver to you a separate copy of either document if you write the Corporate Secretary at the following address: *SI International, Inc.*, 12012 Sunset Hills Road, Reston, Virginia 20190, Attention: Corporate Secretary. If you and any other stockholders of the Company want to receive separate copies of our annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address.

BENEFICIAL OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the shares of our common stock as of April 6, 2007 by:

- Each person we know to beneficially own more than 5% of our common stock,
- Each Director and nominee for Director,
- Each of our executive officers named in the Summary Compensation Table under "Executive Compensation" below, and
- All of our Directors and executive officers as a group.

On April 6, 2007, we had 13,105,068 shares of common stock outstanding. Except as noted, all information with respect to beneficial ownership has been furnished by the respective Director, executive officer or beneficial owner of more than 5% of our common stock, or is based on filings with the Securities and Exchange Commission, which we sometimes refer to as the SEC. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the common stock has been determined for this purpose in accordance with the Securities Exchange Act of 1934, as amended, which provides, among other things, that a person is deemed to be the beneficial owner of the common stock if that person, directly or indirectly, has or shares voting power or investment power with respect to such stock or has the right to acquire such ownership within sixty days. Accordingly, the amounts shown in the table do not purport to represent beneficial ownership for any purpose other than compliance with Securities and Exchange Commission reporting requirements. Further, beneficial ownership as determined in this manner does not necessarily bear on the economic incidence of ownership of the common stock. Unless otherwise indicated below, the address of those identified in the table is *SI International, Inc.*, 12012 Sunset Hills Road, Suite 800, Reston, Virginia 20190.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Ray J. Oleson(1)	329,568	2.5%
S. Bradford Antle(2)	190,397	1.4%
Thomas E. Dunn(3)	115,468	*
Dr. Walter J. Culver(4)	107,425	*
Thomas E. Lloyd(5)	94,559	*
P. Michael Becraft(6)	55,075	*
Harry D. Gatanas(7)	50,000	*
Marylynn Stowers(8)	50,000	*
James E. Crawford III(9)	29,631	*
Gen. R. Thomas Marsh (USAF—Ret.)(10)	27,802	*
Edward H. Sproat(11)	14,974	*
Charles A. Bowsher(12)	16,250	*
John P. Stenbit(13)	13,750	*
Gen. Dennis J. Reimer (USA—Ret.)(14)	5,625	*
Maureen A. Baginski(15)	5,000	*
Leslee H. Gault(16)	5,000	*
FMR Corp., 82 Devonshire Street, Boston, MA 02109(17)	1,837,783	14.0%
TimesSquare Capital Mgmt., LLC, 1177 Avenue of the Americas, New York, NY 10036(18)	1,162,800	8.9%
Wells Fargo & Co., 420 Montgomery St., San Francisco, CA 94104(19)	1,021,105	7.8%
Neuberger Berman Inc., 605 Third Ave., New York, NY 10158(20)	759,800	5.8%
All executive officers and Directors as a group (16 individuals)(21)	1,110,524	8.1%

* Represents less than 1% of our outstanding stock

(1) Includes approximately 147,221 shares subject to option exercise by Mr. Oleson within 60 days.

(2) Includes approximately 149,821 shares subject to option exercise by Mr. Antle within 60 days, approximately 3,500 shares of restricted stock that Mr. Antle is entitled to vote and that incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), approximately 10,000 shares of restricted stock that Mr. Antle is entitled to vote and that vests upon the achievement of a specified revenue performance objective, as measured by the aggregate of the publicly reported revenues of the Company for any four consecutive completed fiscal quarters ending before January 1, 2013 (with unvested shares being subject to the risk of forfeiture if the performance objective is not achieved before January 1, 2013), 1,000 shares held jointly with Mr. Antle's spouse, 3,000 shares held by Mr. Stephen B. Antle IRA FBO Mr. Stephen B. Antle, and 400 shares, held by Mr. Antle as custodian for his children.

(3) Includes approximately 66,149 shares subject to option exercise by Mr. Dunn within 60 days, approximately 2,250 shares of restricted stock that Mr. Dunn is entitled to vote and that incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), and approximately 6,000 shares of restricted stock that Mr. Dunn is entitled to vote and that vests upon the achievement of a specified revenue performance objective, as measured by the aggregate of the publicly reported revenues of the Company for any four consecutive completed fiscal quarters ending before January 1, 2013 (with unvested shares being subject to the risk of forfeiture if the performance objective is not achieved before January 1, 2013).

(4) Includes 79,541 shares held jointly with Dr. Culver's spouse, approximately 1,250 shares of restricted stock that Dr. Culver is entitled to vote and that incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), and approximately 26,634 shares subject to option exercise by Dr. Culver within 60 days.

(5) Includes approximately 43,433 shares subject to option exercise by Mr. Lloyd within 60 days, approximately 300 shares of restricted stock that Mr. Lloyd is entitled to vote and that incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), and approximately 600 shares of restricted stock that Mr. Lloyd is entitled to vote and that vests upon the achievement of a specified revenue performance objective, as measured by the aggregate of the publicly reported revenues of the Company for any four consecutive completed fiscal quarters ending before January 1, 2013 (with unvested shares being subject to the risk of forfeiture if the performance objective is not achieved before January 1, 2013).

(6) Includes approximately 550 shares held jointly with Mr. Becraft's spouse, approximately 49,525 shares subject to option exercise by Mr. Becraft within 60 days, approximately 1,500 shares of restricted stock that Mr. Becraft is entitled to vote and that incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), and approximately 3,500 shares of restricted stock that Mr. Becraft is entitled to vote and that vests upon the achievement of a specified revenue performance objective, as measured by the aggregate of the publicly reported revenues of the Company for any four consecutive completed fiscal quarters ending before January 1, 2013 (with unvested shares being subject to the risk of forfeiture if the performance objective is not achieved before January 1, 2013).

(7) Includes approximately 45,000 shares subject to option exercise by Mr. Gatanas within 60 days, approximately 1,500 shares of restricted stock that Mr. Gatanas is entitled to vote and that incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), and approximately 3,500 shares of restricted stock that Mr. Gatanas is entitled to vote and that vests upon the achievement of a specified revenue performance objective, as measured by the aggregate of the publicly reported revenues of the Company for any four consecutive completed fiscal quarters ending before January 1, 2013 (with

unvested shares being subject to the risk of forfeiture if the performance objective is not achieved before January 1, 2013).

(8) Includes approximately 45,000 shares subject to option exercise by Ms. Stowers within 60 days, approximately 1,500 shares of restricted stock that Ms. Stowers is entitled to vote and that incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), approximately 3,500 shares of restricted stock that Ms. Stowers is entitled to vote and that vests upon the achievement of a specified revenue performance objective, as measured by the aggregate of the publicly reported revenues of the Company for any four consecutive completed fiscal quarters ending before January 1, 2013 (with unvested shares being subject to the risk of forfeiture if the performance objective is not achieved before January 1, 2013).

(9) Includes approximately 12,500 shares subject to option exercise by Mr. Crawford within 60 days (of which approximately 9,144 shares are subject to an agreement between Mr. Crawford and Frontenac Company pursuant to which Frontenac Company is entitled to the economic benefit of such shares), and approximately 1,250 shares of restricted stock that Mr. Crawford is entitled to vote and that incrementally vest over a period of three (3) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), 17,131 shares held individually by Mr. Crawford.

(10) Includes approximately 13,732 shares subject to option exercise by General Marsh within 60 days, and approximately 1,250 shares of restricted stock that General Marsh is entitled to vote and that incrementally vest over a period of three (3) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period).

(11) Includes approximately 13,724 shares subject to option exercise by Mr. Sproat within 60 days, and approximately 1,250 shares of restricted stock that Mr. Sproat is entitled to vote and that incrementally vest and are no longer subject to the risk of forfeiture over a period of three (3) years from the date of grant.

(12) Includes approximately 15,000 shares subject to option exercise by Mr. Bowsher within 60 days, and approximately 1,250 shares of restricted stock that Mr. Bowsher is entitled to vote and that incrementally vest over a period of three (3) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period).

(13) Includes approximately 12,500 shares subject to option exercise by Mr. Stenbit within 60 days, and approximately 1,250 shares of restricted stock that Mr. Stenbit is entitled to vote and that incrementally vest over a period of three (3) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period).

(14) Includes approximately 5,000 shares subject to option exercise by General Reimer within 60 days, approximately 1,250 shares of restricted stock that General Reimer is entitled to vote and that incrementally vest over a period of three (3) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period).

(15) Includes approximately 1,875 shares subject to option exercise by Ms. Baginski within 60 days, and approximately 3,125 shares of restricted stock that Ms. Baginski is entitled to vote and that incrementally vest over a period of three (3) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period).

(16) Includes approximately 1,500 shares of restricted stock that Ms. Gault is entitled to vote and that incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period), and approximately 3,500 shares of restricted stock that Ms. Gault is entitled to vote and that vests upon the achievement of a specified revenue performance objective, as measured by the aggregate of the publicly reported revenues of the Company for any four consecutive completed fiscal quarters ending before January 1, 2013 (with

unvested shares being subject to the risk of forfeiture if the performance objective is not achieved before January 1, 2013).

(17) According to the Schedule 13G/A filed on February 14, 2007: (i) FMR Corp. has the sole power to vote or direct the vote of 103,129 shares, and the sole power to dispose or direct the disposition of 1,837,783 shares, (ii) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and a registered investment adviser, is the beneficial owner of 1,837,783 shares as a result of acting as investment adviser to various registered investment companies, (iii) Fidelity Advisers Small Cap Stock Fund, one of those investment companies, is the beneficial owner of 668,137 shares, and (iv) Edward C. Johnson, III and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 1,837,783 shares owned by the funds. Members of Edward C. Johnson, III's family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

(18) According to the Schedule 13G/A filed on February 9, 2007: (i) TimesSquare Capital Management, LLC has the sole power to vote or direct the vote of 1,062,500 shares, and the sole power to dispose or direct the disposition of 1,162,800 shares, (ii) TimesSquare Capital Management, LLC is an investment adviser and is deemed to beneficially own the shares as a result of the ownership of shares by its investment advisory clients, and (iv) to the knowledge of TimesSquare Capital Management, LLC, none of its investment advisory clients owns an individual interest of more than 5% of such shares.

(19) According to the Schedule 13G/A filed on February 9, 2007: (i) Wells Fargo & Company ("Wells Fargo") has the sole power to vote or direct the vote of 546,123 shares, the shared power to vote or direct the vote of 201 shares, the sole power to dispose or direct the disposition of 1,019,923 shares, and the shared power to dispose or direct the disposition of 852 shares, (ii) Wells Capital Management Incorporated ("Wells Capital") has the sole power to vote or direct the vote of 225,355 shares, and the sole power to dispose or direct the disposition of 993,453 shares; (iii) Wells Fargo is a parent holding company; and (iv) Wells Capital is a registered investment advisor and a subsidiary of Wells Fargo.

(20) According to the Schedule 13G filed on February 13, 2007: (i) Neuberger Berman Inc. has the shared power to vote or direct the vote of 748,500 shares, and the shared power to dispose or direct the disposition of 759,800 shares, (ii) Neuberger Berman, LLC has the shared power to vote or direct the vote of 748,500 shares, and the shared power to dispose or direct the disposition of 759,800 shares, (iii)Neuberger Berman Management Inc. has the shared power to vote or direct the vote of 748,500 shares, and the shared power to dispose or direct the disposition of 748,500 shares, (iv) Neuberger Berman Equity Funds has the shared power to vote or direct the vote of 728,000 shares and the shared power ti dispose or direct the disposition of 728,000 shares, (v) Neuberger Berman Inc. owns 100% of Neuberger Berman, LLC and Neuberger Berman Management Inc., (vi) Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to have beneficial ownership since they both have shared power to make decisions whether to retain or dispose and vote the securities, and they serve as sub-adviser and investment manager, respectively, of Neuberger Berman's mutual funds which hold the shares, and (vii) no other Neuberger Berman, LLC advisory client has an interest of more than 5% of the Company's shares.

(21) Includes 463,410 shares beneficially held by current Directors and executive officers as a group and approximately 647,114 shares subject to option exercisable within 60 days of April 6, 2007 held by current Directors and executive officers as a group.

ELECTION OF DIRECTORS

(PROPOSAL 1)

General. The Company's Second Restated Certificate of Incorporation, which we refer to as our Charter, and the Company's Amended and Restated Bylaws, which we refer to as our Bylaws, provide for the classification of the Board of Directors into three classes (designated as Class I Directors, Class II Directors and Class III Directors), with members of each class holding office for staggered three-year terms. Vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes may be filled by either the affirmative vote of the holders of a majority of the then-outstanding shares of *SI International* or by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors.

Our Board of Directors currently consists of ten (10) members. There are currently four (4) Class I Directors, whose terms expire at the 2009 Annual Meeting of Stockholders, three (3) Class II Directors, whose terms expire at this Annual Meeting, and three (3) Class III Directors, whose terms expire at the 2008 Annual Meeting of Stockholders (in all cases subject to the election and qualification of their successors and to their earlier death, resignation or removal).

Each of the nominees for election as a Class II Director is currently on the Board of *SI International*, has been nominated by the Board of Directors, upon unanimous recommendation of the Corporate Governance Committee, and has indicated his willingness to serve, if elected. If any of the nominees for election as a Class II Director should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board of Directors. If elected at the Annual Meeting, each of the three nominees would serve until the 2010 Annual Meeting (subject to the election and qualification of his successor and to his earlier death, resignation or removal).

If a quorum is present and no stockholder has exercised cumulative voting rights, the Directors will be elected by a plurality of the votes of the shares cast in person or by proxy at the meeting. Abstentions and broker non-votes have no effect on the vote. If a stockholder has exercised cumulative voting rights, the three candidates receiving the highest number of affirmative votes of the shares entitled to be voted for such Directors will be elected Directors of the Company. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Board of Directors may propose. It is not anticipated that any nominee will be unable or unwilling to serve as a Director.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE "FOR" THE ELECTION OF THE NOMINEES TO SERVE AS DIRECTORS.

NOMINATION OF CLASS II DIRECTORS

The names, ages as of April 6, 2007, principal occupations and other information concerning each nominee for Class II Director, are set forth below.

Ray J. Oleson, 62, has served as the Chairman of our Board of Directors since he founded our company in October 1998. He also served as the Chief Executive Officer of our company from October 1998 until September 2005. He has held executive positions in our industry since 1977, and management positions since 1969. From 1990 to 1996 he was President and Chief Operating Officer of CACI, Inc., the primary wholly owned subsidiary of CACI International Inc. From 1987 to 1990 Mr. Oleson was the Operating Division President of one of CACI's business units focused on federal government business. From 1985 to 1987 he served as President and Chief Operating Officer of Systems and Applied Sciences Corporation and from 1984 to 1985 he was Vice President, Marketing for that company. From 1977 to 1984 Mr. Oleson served as a Vice President of Computer Sciences Corporation.

Mr. Oleson serves on the Board of Directors of AFCEA International, and of Enterprise Solutions Division for the Information Technology Association of America, both of which are non-profit professional associations.

General R. Thomas Marsh (USAF—Ret.), 82, has served on our Board of Directors since December 1998. From 1996 to 1997, General Marsh served as the Chairman of the President's Commission on Critical Infrastructure Protection. From 1989 to 1991, he served as Chairman of Thiokol Corporation. General Marsh retired from active military duty with the Air Force in 1984. His military career included service as the Commander of the Electronics Division at Hanscom Air Force Base, Massachusetts and Commander of the Air Force Systems Command. He served on the Board of Directors, and as the Chairman of the Audit Committee, of Teknowledge until November 2005. He is also an advisor to the Georgia Tech Research Institute and is a Trustee Emeritus of the MITRE Corporation. He is a former Executive Director of the Air Force Aid Society.

John P. Stenbit, 66, has served on our Board of Directors since April 2004. From 2001 to his retirement in March 2004, Mr. Stenbit served as the Assistant Secretary of Defense for Command, Control, Communications, and Intelligence (C3I) and later as Assistant Secretary of Defense of Networks and Information Integration/Department of Defense Chief Information Officer, the C3I successor organization. From 1977 to 2001, he served as an Executive Vice President of TRW. He was a Fulbright Fellow and Aerospace Corporation Fellow at the Technische Hogeschool, Einhoven, Netherlands. He has chaired the Science and Technology Advisory Panel to the Director of Central Intelligence and the Research, Engineering and Development Advisory Committee for the Administrator of the Federal Aviation Administration. He has also served as a member of the Science Advisory Group to the directors of Naval Intelligence, Science Advisory Group for the Defense Communications Agency, Defense Science Advisory Board, the Navy Studies Board, and the National Research Council Manufacturing Board. He is currently a self-employed consultant. He also currently serves on the board of directors of SM&A Corporation, Cogent Systems, Inc., Loral Space and Communication, Inc. and Viasat, Inc. Mr. Stenbit serves on the Audit and Governance and Nomination Committees for SM&A Corporation, the Audit, Compensation, and Nominating and Corporate Governance Committees for Cogent Systems, Inc., the Audit Committee of Loral Space and Communication, Inc., and the Compensation and Nominating and Corporate Governance Committees for Viasat, Inc. Mr. Stenbit also serves on the Board of Trustees for the MITRE Corporation.

INCUMBENT DIRECTORS

The names, ages as of April 6, 2007, principal occupations and other information concerning each incumbent Director are set forth below.

Incumbent Class I Directors

Mr. Charles A. Bowsher, 75, was appointed to our Board of Directors in April 2003. From 1997 to 2001, Mr. Bowsher served on, and as Chairman of, the Public Oversight Board of the SEC Practice Section for the American Institute of Certified Public Accountants (AICPA). From 1981 to 1996, Mr. Bowsher served as Comptroller General of the United States and head of the General Accounting Office. Prior to that he was affiliated with Arthur Andersen and Co. for 25 years, except for a four-year period when he served as Assistant Secretary of the Navy for Financial Management. Mr. Bowsher previously served on the Board of Directors of American Express Bank, from which he retired in May 2004. Mr. Bowsher currently serves as a public member of the Board of Governors of the National Association of Securities Dealers (NASD). Mr. Bowsher is a certified public accountant and currently serves on the Advisory Council for the Public Company Accounting Oversight Board (PCAOB) and he also was the former head of the Public Oversight Board (POB), the predecessor to the PCAOB in regulating the accounting profession. Mr. Bowsher also currently serves on the board of directors of each of DeVry, Inc., where he also serves as Chairman of the

Audit Committee, and Washington Mutual Investors Fund, where he serves as a member of the Audit and Governance Committees.

Dr. Walter J. Culver, 69, served as our Vice Chairman and Director of Major Programs from 2002 until his retirement from management on January 14, 2005. Dr. Culver continues as a member of our Board of Directors and has been on our Board since 1998. Dr. Culver was one of the co-founders of the Company and served as our President and Chief Operating Officer from October 1998 to March 2001. From March 2001 until May 2002 he served as Chairman and Chief Executive Officer of SI International Telecom Corporation. He has held executive positions in our industry since 1971, and management positions since 1965. From September 1997 to October 1998 Dr. Culver was self employed as a consultant and the Interim Chief Executive Officer of Aydin Yazilim ve Elektronik Sanayi, A.S., of Ankara, Turkey, a subsidiary of Aydin Corporation. From 1996 to 1997, Dr. Culver served as an Executive Vice President at CACI, Inc. From 1968 to 1990, Dr. Culver held positions at Computer Sciences Corporation including President of Defense Systems Division, President of a diversified federal division of 2,000 employees, and Corporate Vice President of Systems Integration. Dr. Culver serves on the Board of Directors of AAC, Inc., and the Board of Advisers for Bantu, Inc.

General Dennis J. Reimer (USA—Ret.), 67, has served on our Board of Directors since March 2006. Since 2005, he has served as the President of DFI International Government Services, a research, analysis and consulting firm supporting the federal government in areas such as homeland security, defense, and intelligence issues and programs. Prior to joining DFI, General Reimer served as first director of the National Memorial Institute for the Prevention of Terrorism in Oklahoma City from 2000 to 2005. His military career included service as the 33rd Chief of Staff of the U.S. Army; Commanding General 4th Infantry Division at Fort Carson, Colorado; Deputy Chief of Staff for Operations U.S. Army during Operation Desert Storm; Vice Chief of Staff U.S. Army, Operation; and Commanding General U.S. Army Forces Command in Atlanta, Georgia. From 2000 to the present, he has served on the Board of Directors of DRS Technologies, Inc., and serves on its Compensation, Nominating and Corporate Governance, and Ethics Committees. General Reimer also serves as a director of Mutual of America.

Edward H. Sproat, 68, has served on our Board of Directors since November 2000. Mr. Sproat, former President of Network Services at Bell Atlantic, brings over 38 years of experience in the telecommunications field. From June 1993 until his retirement in June 2000, he was President and Chief Operating Officer of Bell Atlantic Networks, which included all of its engineering, procurement, construction and operations. Prior to then, Mr. Sproat served as Vice President of Operations and Chief Operating Officer of Bell Atlantic-New Jersey and Vice President of Operations, Bell Atlantic Business Systems Services and Assistant Vice President of Financial Management for Bell Atlantic. Mr. Sproat formerly served on the Board of Directors of New Jersey Bell and Somerset Medical Center. Mr. Sproat previously served as a director of Evolving Systems, Inc., a provider of services software products, during calendar year 2002, where he also served as a member of the Audit Committee.

Incumbent Class III Directors

S. Bradford Antle, 51, has served on our Board of Directors and Chief Executive Officer since September 2005. and has served as our President since February 2001. He previously served as our Chief Operating Officer from February 2001 until September 2005, and as Executive Vice President from June 1999 until his promotion to Chief Operating Officer. From 1996 to 1999, he served as the Director of Washington Technical Operations for Lockheed Martin; and from 1992 to 1996 he served in positions with Martin Marietta, a predecessor entity of Lockheed Martin. From 1985 to 1992, he served in various capacities for General Electric. Mr. Antle serves on the boards of the Software and Systems Consortium, Inc. and the National Defense Industry Association, industry non-profit entities, and the Boys and Girls Club of Greater Washington, D.C. and the Fairfax Education Foundation, both non-profit entities.

Maureen A. Baginski, 52, has served on our Board of Directors since October 2006. Since October 2006, she has served as the President of the National Security Systems Division of Sparta, Inc., a systems engineering and advanced technology company supporting the federal government, primarily at the Department of Defense and NASA. Prior to joining Sparta, Ms. Baginski served as a director of BearingPoint beginning in 2005 and during 2006. She also served as the Executive Assistant Director of Intelligence at the Federal Bureau of Investigation from 2003 to 2005, and a member of the senior executive service at the National Security Agency from 1979 to 2003. Ms. Baginski currently serves on the board of Argon ST.

James E. Crawford III, 61, has served on our Board of Directors since October 1998. He is the founder and managing director of Trial Capital Management, LLC, a Chicago-based private equity investment firm. From 1992 through June 2006, he served as a managing director of Frontenac Company, L.L.C., a Chicago-based private equity investment firm. From 1984 to 1992, Mr. Crawford was a general partner of William Blair Venture Management Co., a venture capital fund. From 1986 to 1992, Mr. Crawford was a partner in William Blair & Company, an investment banking firm. Mr. Crawford currently serves on the board of directors of ypOne Publishing, LLC.

Election of Additional Directors

SI International may seek to identify one to two additional qualified individuals for consideration to serve as an independent Director of the Board. If *SI International* finds a qualified person to fill such position, it is anticipated that the Board could fill the Class III directorship vacancy created upon the resignation of Walter Florence in January 2007. The Board could also create either a new Class II directorship by increasing the number of Board members from eleven to twelve or by appointing such person to any vacancy that occurs on the Board. Creating an additional Class II directorship, with any increase of Board members from 11 to 12, would ensure an even number of directors in each class of directorship. The nomination of a candidate for this Board of Director position is subject to recommendation by the Corporate Governance Committee and the appointment of the Board of Directors. The nominee will not be elected by stockholder vote because newly created directorships and vacancies on the Board may be filled by the affirmative vote of the majority of Directors then in office, even if less than a quorum of the Board. A Director elected by the Board to fill a vacancy shall serve for the remainder of the full term of the class of Director in which the vacancy occurred and until such Director's successor is elected and qualified. For a description of the procedure by which stockholders may submit Director nominations, please see "Committees of the Board—Corporate Governance Committee" below.

Corporate Governance

The Board has adopted a set of corporate governance principles, which, along with the written charters for our Board committees described below, the Charter and the Bylaws, provide the framework for the Board's governance of the Company. Our corporate governance principles and the written charters of our Board committees are available both on the "Investors" section of our website at www.si-intl.com and in print, free of charge, to any stockholder who requests it.

Independence and Composition

Our Charter, and the National Association of Securities Dealers listing standards, which we refer to as the NASD listing standards, each require that a majority of our Board of Directors be "independent" Directors, as defined in our Charter and the NASD listing standards. In addition, our corporate governance principles require that we strive to have either a substantial majority of "independent" Directors or enough "independent" Directors on the Board so that, in the event one "independent"

Director was to resign, die, or be removed from the Board, a majority of the remaining Board would still consist of "independent" Directors.

The Board of Directors, upon the unanimous recommendation of the Corporate Governance Committee at a meeting of the full Board, has determined that Ms. Baginski, and Messrs. Bowsher, Crawford, Marsh, Reimer, Sproat and Stenbit, representing a majority of our Board of Directors, are "independent" as defined in the NASD listing standards and our Charter. The Board made its determination based on information furnished by all directors regarding their relationships with the Company and research conducted by management. In addition, the Board consulted with the Company's counsel to ensure that the Board's determination would be consistent with all relevant securities laws and regulations as well as the NASD listing standards. In addition, in early 2006, the Board of Directors, upon the unanimous recommendation of the Corporate Governance Committee at a meeting of the full Board, determined that Walter C. Florence, who served on our Board of Directors until his resignation on January 2, 2007, was "independent" as defined in the NASD listing standards and our Charter.

Stockholder Communications with Directors

The Company has a process whereby our stockholders can send communications to our Directors. This process is described in detail on our website at www.si-intl.com and in print, free of charge, to any stockholder who requests it.

Board and Committee Meetings and Attendance

During fiscal year 2006, there were eight meetings of the Board. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served that were held during the period for which he was a Director or committee member, respectively. In addition, the Board took action by unanimous written consent in lieu of meeting four times during fiscal year 2006. Our corporate governance principles provide that it is the responsibility of individual Directors to make themselves available to attend, on a consistent basis, scheduled and special Board and committee meetings and the Annual Meeting of Stockholders on a consistent basis. All of our Directors, who were serving at the time, attended the 2006 Annual Meeting of Stockholders, with the exception of Messrs. Stenbit and Bowsher.

In addition, non-management members of the Board of Directors met in executive session four times in fiscal year 2006. Pursuant to our corporate governance principles, the Board is required to designate an independent Director to serve as lead or presiding Director (and in the absence of such appointment, the Chairman of the Corporate Governance Committee will perform the function of lead or presiding Director) to preside when the Board meets in executive session. Mr. Bowsher has been previously designated by the Board of Directors as the lead Director, and he served as the lead Director at all meetings held in executive session in 2006.

Committees of the Board

The Board has an Audit Committee, a Compensation Committee and a Corporate Governance Committee, each of which deals with specific areas of the Board's responsibility.

Audit Committee

The Board of Directors has established an Audit Committee, which is governed by a written charter, which is available both on the "Investors" section of our website at www.si-intl.com and in print, free of charge, to any stockholder who requests it. The Audit Committee reviews the professional services provided by our independent registered public accounting firm, the independence of our independent registered public accounting firm from our management, our annual financial statements and our system of internal control over financial reporting. The composition of the Audit Committee is subject to the independence and other requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder, which we collectively refer to as the Exchange Act, and the NASD listing standards. The Board of Directors, upon the unanimous recommendation of the Corporate Governance Committee, has determined that all current members of the Audit Committee meet the audit committee composition and independence requirements of the Exchange Act and the NASD listing standards and that Mr. Charles A. Bowsher is an "audit committee financial expert" as defined in the Exchange Act.

The Audit Committee met five times during fiscal year 2006. The current members of the Audit Committee are Mr. Bowsher, who serves as Chairman, Ms. Baginski (who was appointed in October 2006) General Marsh and Mr. Sproat.

Compensation Committee

The Board of Directors has established a Compensation Committee, which is governed by a written charter, which is available both on the "Investors" section of our website at www.si-intl.com and in print, free of charge, to any stockholder who requests it. The NASD listing standards require that the Compensation Committee consist solely of independent Directors. The Board of Directors, upon the unanimous recommendation of the Corporate Governance Committee, has determined that all current members of the Compensation Committee are "independent" as defined in the NASD listing standards.

The Compensation Committee met seven times during fiscal year 2006. In addition, the Compensation Committee took action by unanimous written consent in lieu of meeting four times during fiscal year 2006. From the beginning of fiscal year 2006 through October 11, 2006, the members of the Compensation Committee were Mr. Sproat, who served as Chairman, and Messrs. Crawford, Florence, and Stenbit. On October 11, 2006, General Reimer was appointed to the Compensation Committee. On January 2, 2007, Mr. Florence resigned from the Board of Directors. As a result, the current members of the Compensation Committee are Mr. Sproat, who serves as Chairman, and Messrs. Crawford, Reimer, and Stenbit.

Corporate Governance Committee

The Board of Directors has established a Corporate Governance Committee, which is governed by a written charter, which is available both on the "Investors" section of our website at www.si-intl.com and in print, free of charge, to any stockholder who requests it. The Corporate Governance Committee oversees and reviews nominations for our Board of Directors and evaluates and recommends corporate governance compliance policies and procedures applicable to *SI International*. In addition, the Corporate Governance Committee is charged with the task of assessing the performance of the Board of Directors on an annual basis and overseeing the annual self-assessments carried out by each of the committees of the Board, including the Corporate Governance Committee itself. The purpose of each of these assessments is to monitor the effectiveness of the Board and the committees, gather information regarding the ability of the Board and the committees to fulfill their mandates and responsibilities, and provide a basis for further evaluation and improvement of the policies of the Board and the committees.

Our Board has adopted a policy that the Corporate Governance Committee endeavor to identify individuals to serve on the Board who have expertise that is useful to us and complementary to the background, skills and experience of the other members of the Board. The Corporate Governance Committee's assessment of the composition of the Board includes the following considerations: (a) the skills of each member of the Board, which includes an analysis of each Director's business and management experience, information technology and government contractor industry experience, professional services industry experience, accounting experience, finance and capital markets experience, and level of understanding of corporate governance regulations and public policy matters, (b) the characteristics of each member of the Board; which includes an analysis of each Director's ethical and moral standards, leadership abilities, sound business judgment, independence and innovative thought, and (c) the general composition of the Board of Directors, which includes an analysis of the diversity, age and public company experience of the Directors. The principal qualification for a Director is the ability to act in the best interests of the Company and its stockholders.

The Corporate Governance Committee also considers Directors nominees recommended by stockholders. The deadline for submissions of proposals for the 2006 Annual Meeting can be found under the section of this proxy statement captioned "Deadline for Stockholder Proposals."

In order to nominate a Director nominee, a stockholder's proposal must comply with all of the requirements of Rule 14a-8 as promulgated under the Exchange Act. In addition, any such proposals must include the following:

- the name and address of the stockholder submitting the proposal, as it appears on our stock records, and of the beneficial owner thereof;
- the number of shares of stock of each class that are owned beneficially and of record by the stockholder and the beneficial owner;
- a description of all arrangements or understandings between the stockholder and the Director nominee and any other person pursuant to which the nomination is to be made by the stockholder; and
- all information relating to the Director nominee that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a Director nominee and to serving as a Director if elected).

The Corporate Governance Committee does not evaluate Director candidates recommended by stockholders any differently than it evaluates Director candidates recommended by our Directors, management or employees.

The NASD listing standards require that the Corporate Governance Committee consist solely of independent Directors. The Board of Directors, upon the unanimous recommendation of the Corporate Governance Committee, has determined that all current members of the Corporate Committee are "independent" as defined in the NASD listing standards.

During fiscal 2006, the Corporate Governance Committee met five times. In addition, the Corporate Governance Committee took action by unanimous written consent in lieu of meeting one time during fiscal year 2006. From the beginning of fiscal year 2006 and until January 2, 2007, the members of the Corporate Governance Committee were Mr. Crawford, who served as Chairman, and Messrs. Bowsher, Florence, and Stenbit. On March 9, 2007, the Board designated General Marsh to serve on the Corporate Governance Committee. Following Mr. Florence's resignation from the Board on January 2, 2007 and General Marsh's designation, the current members of the Corporate Governance Committee are Mr. Crawford, who serves as Chairman, and Messrs. Bowsher, Marsh, and Stenbit.

Code of Ethics

Our Directors, as well as our officers and employees, are also governed by our Code of Ethics, which we refer to as our Code. The current version of our Code is available both on our website at www.si-intl.com or in print, free of charge, to any stockholder who requests it. We revised our Code of Ethics in December 2006. Amendments to, or waivers from, a provision of the Code that apply to our Directors, executive officers or corporate controller will be posted to our website within five business days following the date of the amendment or waiver.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. Messrs. Crawford, Florence, Reimer, Sproat, and Stenbit served as the members of the Compensation Committee of our Board of Directors during our recently completed fiscal year 2006. None of these individuals has ever served as an officer or employee of the Company.

The following table shows the compensation paid to our non-employee directors during fiscal year 2006:

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1) (c)	Option Awards ($)(2) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Maureen A. Baginski	$ 7,104	$ 24,544	$ 30,156	—	—	—	$ 61,804
Charles A. Bowsher......	39,000	1,626	2,063	—	—	—	$ 42,689
James E. Crawford	33,500	1,626	2,063	—	—	—	$ 37,189
Walter J. Culver(3)	25,000	1,626	2,063	—	—	$ 14,358	$ 43,047
Walter C. Florence(4)....	29,500	1,626	2,063	—	—	—	$ 33,189
General R. Thomas Marsh (USAF—Ret.)(5)......	29,000	1,626	2,063	—	—	$ 1,093	$ 33,782
General Dennis J. Reimer (USA—Ret.)	19,301	—	66,327	—	—	—	$ 85,628
Edward H. Sproat(6).....	36,500	1,626	2,063	—	—	$ 2,063	$ 42,252
John P. Stenbit	29,500	1,626	2,063	—	—	—	$ 33,189

(1) With the exception of Ms. Baginski and General Reimer, the awards represent annual grants made to directors of the Company. The grant to Ms. Baginski represents a grant made to her upon her initial appointment to the Board of Directors in October 2006. The stock awards will vest over a period of three (3) years from the respective grant date with accelerated vesting upon the occurrence of a designated change of control event. The amount in this column represents the expense amount recognized by the Company for fiscal year 2006 under Financial Accounting Standards Board Statement of Financial Accounting Standards No 123 (revised 2004) Share-Based Payment (FAS 123R). The Company's calculation of the expense amount for FAS 123R purposes is based a model that includes subjective assumptions, which are set forth in and discussed in more detail in the footnotes to the financial statements for the Company contained in its Annual Report on Form 10-K for the fiscal year 2006.

(2) With the exception of Ms. Baginski and General Reimer, the awards represent annual grants made to directors of the Company. The grants to Ms. Baginski and General Reimer represent grants made to each upon their initial appointment to the Board of Directors in October 2006 and March 2006, respectively. Unlike the grant to Ms. Baginski, the equity grant to General Reimer is comprised solely of stock option awards since his grant was made prior to our adoption of a revised director equity compensation program in August 2006. The stock option awards will vest over a period of three (3) years from the respective grant date with accelerated vesting upon the occurrence of a designated change of control event. In each case, the expense amount for FAS 123R purposes was determined using the Black-Scholes Model. This model was developed to estimate the fair value of trade options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. As noted above, the assumptions are set forth in the financial statement footnotes to the Company's Annual Report on Form 10-K for fiscal year 2006.

(3) The amounts included in column (g) for Dr. Culver includes $1,808 representing the amount paid by the Company for airfare for Dr. Culver's spouse to attend the Company's Annual Meeting of Stockholders in June 2006, and $12,550, which represents consulting fees paid to Dr. Culver for consulting services performed in support of a proposal effort for the Company under the Consulting Agreement with the Company dated November 29, 2004. The Consulting Agreement with Dr. Culver was previously approved by the disinterested directors of the Company's Audit Committee and is subject to annual review.

(4) Mr. Florence resigned from the Board of Directors effective January 2, 2007.

(5) The amounts included in column (g) for General Marsh represent the amount paid by the Company for airfare for General Marsh's spouse to attend the Company's Annual Meeting of Stockholders in June 2006.

(6) The amounts included in column (g) for Mr. Sproat represent the amount paid by the Company for airfare for Mr. Sproat's spouse to attend the Company's Annual Meeting of Stockholders in June 2006.

Directors who are also employees of the Company do not receive any cash compensation from us for their services as members of the Board. For fiscal year 2006, the following describes the annual monetary compensation for each non-employee Director, including for service as a Chair or member on a Committee of the Board of Directors:

	Pre-October 2006 Annual Fees (Except Per Meeting Fee)	Post-October 2006 Annual Fees (Except Per Meeting Fee)
Non-Employee Director Annual Retainer	$18,000	$18,000
Non-Employee Director Per Meeting Fee	1,000	1,000
Audit Committee Chair	12,000	12,000
Audit Committee Member (other than Chair)	4,000	4,000
Compensation Committee Chair	6,000	12,000
Compensation Committee (other than Chair)	2,000	4,000
Corporate Governance Committee Chair	6,000	6,000
Corporate Governance Committee (other than Chair)	2,000	2,000

Each of the fees was pro-rated for the period of the director's service and paid quarterly. Directors are also entitled to reimbursement of expenses for attending each meeting of the Board and each committee meeting. For fiscal year 2007, the Company will pay directors an annual retainer of $30,000 with no per meeting fee, and the fees paid to those serving as a chair or member of a Board Committee will remain the same as those paid beginning in October 2006.

In addition, our Board approved equity compensation for non-employee directors for fiscal year 2007. Our non-employee Directors are eligible to receive non-qualified stock and stock option awards under our 2002 Amended and Restated Omnibus Stock Incentive Plan. During fiscal year 2007, directors first appointed to serve on the Board of Directors will receive an equity grant comprised of a stock award for 2,500 shares of restricted common stock and a stock option to purchase 7,500 shares of common stock. Further, during fiscal year 2007, directors who are continuing their service as a member of the Board of Directors will receive an equity grant comprised of a stock award for 625 shares of restricted common stock and a stock option to purchase 1,875 shares of common stock. The stock and stock option awards made to our Directors will vest over a period of three (3) years from the respective grant date. Grants to directors contain a provision for acceleration of vesting upon the occurrence of a designated change of control event. The exercise price of the options was 100% of the fair market value of our common stock on the date of grant.

We currently have reserved 2,920,000 shares of our common stock for issuance under the 2002 Amended and Restated Omnibus Stock Incentive Plan. In addition to our non-employee Directors, all of our employees are eligible to receive stock awards and stock option grants under this plan. The Board may terminate the plan at any time.

EXECUTIVE OFFICERS

As of April 6, 2007, the executive officers of the Company were Ray J. Oleson, Executive Chairman of the Board of Directors, and S. Bradford Antle, President and Chief Executive Officer, the biographies of whom are included in "Election of Directors" above), and the following six persons indicated in the table below:

Name, Age	Positions and Offices With the Company	Other Employment in Past Five Years
P. Michael Becraft, 62	Executive Vice President, Mission Services Group (since 2005) Senior Vice President, Homeland Security Business Unit (2003-2005)	Acting Deputy Commissioner of Immigration & Naturalization Service (2001-2003)
Thomas E. Dunn, 55	Executive Vice President, Chief Financial Officer, and Treasurer (since 2001)	
Harry D. Gatanas, 60	Executive Vice President, Strategic Programs Group (since 2005)	Senior Acquisition Executive, NSA (2004-2005); Chief Executive Officer, Global Services (2002-2003)
Leslee D. Gault, 46	Executive Vice President and Chief Marketing Officer (since 2006)	Partner, IBM (2005-2006); President and Chief Executive Officer, NCR Teradata (2004-2005); Vice President, Business Development, Unisys (2004); Vice President, Business Development, Computer Sciences Corporation (1995-2004)
Thomas Lloyd, 72	Vice President, Corporate Development (since 2002) Vice President, Mergers and Acquisitions (1998-2002)	
Marylynn Stowers, 46	Executive Vice President, IT Solutions Group (since 2005)	Vice President for Operations, Science Applications International Corp. (1997-2005)

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Roles and Governance

The Board of Directors has established a Compensation Committee that is governed by a written charter, which is available on the "Investors" section of our website at www.si-intl.com. As used in this Compensation Discussion and Analysis section, the term "Committee" refers to the Compensation Committee of our Board of Directors.

Generally, our compensation process involves responsibilities delegated either to the Committee or the Chief Executive Officer, dependent upon the type of compensation program and, for individual compensation actions, the level of the position within the Company. The Committee is responsible for adopting, administering and maintaining programs and plans involving stock incentives, retirement plans, stock purchase, executive bonuses, deferred compensation, and other similar compensation programs, and any other compensation matters requested by the Board of Directors. In addition, the Committee is responsible for reviewing and approving the compensation of the Chief Executive Officer and the other executive officers of the Company (including the named executed officers), as defined under Section 16 of the Securities Exchange Act of 1934, and those officers reporting directly to the Chief Executive Officer. The Committee is also responsible for the appointment of, and the establishment of compensation ranges for, all corporate officers of the Company. The Chief Executive Officer has the authority to approve all forms of compensation, inclusive of annual salary, target bonus percentage, and equity, for all other employees and officers, with compensation for other corporate officers falling within the established pay ranges. This Compensation Discussion and Analysis focuses on describing the executive compensation process and programs.

Management's role in the approval process for executive compensation actions to be approved by the Committee is to provide recommendations to the Committee. Our Chief Executive Officer makes recommendations to the Committee regarding executive compensation plans and programs that are designed to reward achievement of our goals and objectives. The CEO also makes recommendations to the Committee for base salary, short-term and long-term incentive compensation, and equity awards for our executive officers (other than himself and the Executive Chairman). Our Chief Executive Officer, in conjunction with other members of management, provides feedback regarding the performance of our executive officers, including their support in achieving our goals and objectives. Our Chief Executive Officer and Senior Vice President of Human Resources work with the Committee Chair to establish the agenda for Committee meetings, and to prepare the materials for each Committee meeting.

The Committee generally holds several scheduled meetings each year and additional meetings as the Committee members deem appropriate. The Committee may also hold executive sessions at each scheduled meeting. Our Chief Executive Officer participates in Committee meetings to provide information regarding our strategic objectives; evaluation of the performance of our executive officers; and compensation recommendations for our executive officers, as indicated above. Our Chief Executive Officer is not present for portions that involve deliberations of the Committee with respect to his own compensation. Our other officers may attend these meetings at the invitation of the Committee. The Committee believes input from management and outside advisors, as noted below, is valuable; however, the Committee makes its decisions based on independent analysis and assessment.

In the third quarter of fiscal year 2006, the Committee engaged an independent compensation consultant to assist the Committee in determining compensation for our executive officers. Based on interviews and written proposals from multiple independent compensation consultants, the Committee engaged Watson Wyatt Worldwide to serve as the consultant to the Committee for fiscal year 2007. Watson Wyatt Worldwide is independent from us as it has not been engaged to perform any work for us and has no prior relationship with management. Watson Wyatt Worldwide will report directly to the Committee and will engage with management as directed by the Committee.

Since 2005, management has retained the services of Mercer Human Resource Consulting to support its work in a number of areas, including market compensation survey analysis, executive compensation trends, SEC disclosure requirements, and equity compensation trends and related industry market data. In preparing the materials presented to the Committee, our CEO, our Senior Vice President of Human Resources, and management along with Mercer, completes the requested analyses, produces the meeting materials and collaborates with the Committee's compensation consultant, management's compensation consultant, and consults with internal and external legal counsel in the administration and management of our compensation programs.

Overview of Our Executive Compensation Philosophy

Our compensation program and policies are designed to attract, motivate and retain executives of outstanding ability in order to achieve our full potential and maximize the return to our stockholders.

The primary objectives of our executive compensation program are to:

- Provide total compensation opportunities that are competitive with opportunities provided to executives of comparable companies at comparable levels of performance;
- Ensure that our executives' total compensation levels vary based on both our short-term financial performance and growth in shareholder value over time;

- Focus and motivate executives on the achievement of defined objectives; and
- Reward executives in accordance with their relative contributions to achieving strategic milestones and upholding key mission-related objectives.

These objectives are achieved through the following principles of our executive compensation program:

- Total target opportunity compensation for executive officers is benchmarked at the 50th percentile.
- The mix of total compensation elements reflects an appropriate balance between competitive market requirements and strategic business needs.
- A significant portion of each executive officer's compensation is at risk and the amount awarded annually is determined by Company and individual performance. As the officer's job responsibility increases, the portion of total compensation at risk increases.
- Our short-term non-equity incentive compensation plan, which we refer to as the Management Performance Incentive Plan, provides the opportunity to earn total cash compensation at the upper quartile of competitive pay based on outstanding Company and individual performance.
- Interests of executive officers are linked with the Company's stockholders through stock and stock option awards.
- Benefits are market competitive and align to the framework of our fringe benefits package.

We review all components of executive compensation annually to ensure ongoing competitive alignment of the executive base salary, target bonus percentage, and equity incentive grants. This evaluation is completed in the second quarter using peer group compensation data from the prior year's peer group proxy statements filed with the SEC. In concert with our competitive evaluation cycle, executive base salary and target bonus percentage recommendations were approved by the Committee in June 2006. In fiscal year 2006, executive equity compensation recommendations were presented to and approved by the Committee in August 2006, and the equity compensation recommendations for fiscal year 2007 were reviewed by the Committee in the first quarter of 2007.

Benchmarking and Peer Groups

Management conducts a peer company benchmarking study to compare existing compensation levels against the competitive market. Our peer group is selected by the Company and comprised of those public companies that compete in the Federal Government information technology marketplace, as identified in investment research for our sector. Other factors used to assess the inclusion within our peer group include market capitalization and annual revenue. For 2006, the peer group annual revenue ranged from $218 million to $1.755 billion, and the market capitalization ranged from approximately $134 million to under $2 billion. Our annual revenue target for the peer group generally approximates 50%-200% of our annual revenue; however, this range was expanded to ensure a large enough sample of peers and to include those peers identified by us, as described above. Based on these criteria, the following peer companies were used during 2006 for benchmarking purposes:

- CACI International Inc
- Dynamics Research Corporation
- MTC Technologies Inc.
- ManTech International Corporation
- SRA International, Inc.
- NCI, Inc.

Published survey data from reputable sources were used to supplement the peer group compensation analysis. We evaluate our peer group composition annually to ensure that we maintain an appropriate composition of key market competitors.

Elements of Executive Compensation

Our executive compensation program is comprised of two primary components:

- Total direct compensation, which includes base salary, short-term non-equity incentive compensation, and long-term equity incentive compensation; and
- Indirect compensation, which includes retirement benefits, health and welfare benefits, and other perquisites.

Base Salary

During fiscal year 2006 we focused on a pay-for-performance compensation methodology to evaluate Company performance and executive compensation relative to the peer group for 1- and 3-year periods based on fiscal year revenue, revenue growth, return on equity, earnings before interest and taxes (EBIT), earnings per share growth, and total shareholder return, as well as an overall average for all categories. The pay-for-performance analysis supports our objective to establish all executive officer base salaries at approximately the competitive 50th percentile. Actual percentiles may vary from year to year because of the mix of executives in peer positions, but the overall objective is to remain consistent with base salaries for our executive officers that approximate the market median.

To retain the competitive position of our executive's base salaries, effective July 1, 2006, we increased the salaries by 6.4% on average. The individual increases ranged from 5% to 7.1%. The increases reflected a combination of market adjustments since some salaries were lagging the market and the positive corporate performance. Increases for each executive individually were based on their target market position and their contributions toward meeting significant business objectives in fiscal year 2005 and the first six months of fiscal year 2006.

Named Executive Officers and Principal Position	Pre-July 2006 Base Annual Salary	Post-July 2006 Base Annual Salary	Percentage Increase
S. Bradford Antle President and Chief Executive Officer	$440,000	$470,000	6.8%
Thomas E. Dunn EVP, Chief Financial Officer and Treasurer	$342,000	$366,000	7.0%
Ray J. Oleson Executive Chairman	$308,000	$330,000	7.1%
Marylynn Stowers EVP, IT Solutions Group	$250,000	$262,500	5.0%
Harry D. Gatanas EVP, Strategic Programs Group	$250,000	$267,500	7.0%

Short-Term Non-Equity Incentive Program (Management Performance Incentive Plan)

Our compensation philosophy emphasizes incentive pay to leverage both individual and organizational performance, with the incentive portion of total compensation increasing as the officer's job responsibility increases.

As with the base salary methodology the objective is to set target awards that approximate the market median when target performance is achieved. The program is sufficiently leveraged such that when targets are not achieved, total cash compensation (TCC), which consists of base salary and cash bonuses under our Management Performance Incentive Plan, will be below market median. Similarly, when our financial performance exceeds established targets and reaches stretch objectives, incentive awards can generate TCC up to the 75th percentile of the peer group.

To establish and assess competitive TCC, we analyzed peer group proxy statements filed with the SEC to benchmark executive compensation levels and assessed our executive compensation levels from a 3-year perspective (includes 1-year TCC and 3-year average long-term incentives). In addition, following a review of other peer group filings with the SEC, we analyzed peer group fiscal year revenue, revenue growth, return on equity, EBIT, and earnings per share growth, which helps inform the Committee of our financial performance relative to our peers.

Eligibility for, and the Company-level performance measures of, our Management Performance Incentive Plan are established annually at the beginning of each fiscal year. The Management Performance Incentive Plan provides for payment of cash bonuses to our officers upon the achievement of key Company-level performance measures, business unit goals for certain business unit heads and individual performance measures. Goals are established for each Company-level performance measure and business unit goal at threshold, target and maximum levels. In addition, the Committee, within its discretion, can make modifications to the Management Performance Incentive Plan, or may elect not to make any awards under the Management Performance Incentive Plan, dependent upon Company and individual performance. We believe that having a significant portion of TCC linked to key Company performance measures directly aligns individual executive performance to our business objectives.

For fiscal year 2006, Company-level performance measures (and their respective weighting) include fiscal year 2006 revenue (40%), net income (40%), labor utilization (10%), and days sales outstanding (10%). Bonuses considered by the Committee are a reflection of the achievement, at threshold, target, or maximum performance levels, within each of the performance measures. Executive officers receive 0% for overall performance under threshold and have the opportunity to achieve incentive payments of 50% of base salary attarget performance and 100% of base salary at stretch performance. Generally, the incentive payments will be scaled linearly by the Committee if the performance level falls between the target and stretch performance levels. Management may further adjust bonus recommendations presented to the Committee if such amounts cause the measure not to be achieved or otherwise reflect management's judgment with respect to the effect of the bonus payments on the Company's overall financial performance.

In February 2007, the Committee met to review and approve awards for fiscal year 2006 under the Management Performance Incentive Plan. The Committee determined that:

- the threshold performance level was achieved for fiscal year 2006 revenue;
- the maximum performance level was achieved for fiscal year 2006 net income;
- the target performance level was achieved for fiscal year 2006 labor utilization; and
- the target performance level was achieved for fiscal year 2006 days sales outstanding.

Measurements for Fiscal Year 2006 Management Performance Incentive

Bonus Component	Allocation	Threshold ($MM)	Target ($MM)	Stretch ($MM)	Actual ($MM)
Revenue	40%	$462	$ 470	$482	$ 461.7
Net Income	40%	$ 19	$ 19.4	$ 20	$ 20.1
Labor Utilization	10%		84%		85%
Days Sales Outstanding	10%		75 Days		72 Days

In addition, the Committee reviewed the performance of our Chief Executive Officer and our Executive Chairman, and our Chief Executive Officer provided the Committee with his evaluation of the performance of our other executive officers. The Committee determined that all of our Named Executive Officers (as defined in the paragraph preceding the Summary Compensation Table below) achieved their individual performance measures. As a result, the Committee approved bonus payments to each Named Executive Officer with a value equal to 45.5% of such officer's base salary. The actual performance for fiscal year 2006, as reflected in the chart above, could have resulted in calculation of a bonus recommendation approximating 50% of each Named Executive Officer's base salary; however, the actual recommendation of management approved by the Committee was lower based upon the adjustments and methodology described above, including management's judgment with respect to the effect of the bonus recommendations on the Company's overall financial performance for fiscal year 2006. The bonus payments were approved on February 12, 2006. The Management Performance Incentive Plan awards for our Named Executive Officers are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 25 of this Proxy Statement.

Long-Term Equity Incentive Program

The 2002 Amended and Restated Omnibus Stock Incentive Plan (the "Stock Incentive Plan") is designed to reward executives and other employees for long-term growth consistent with our performance and stockholder return. The ultimate value of the long-term equity incentive compensation awards is dependent upon the actual performance of our share price over time. These grants also serve as incentive for future performance by motivating and encouraging employees to contribute in ways that positively affect the business strategy and goals, ultimately providing a positive influence on the Company's share price.

In June 2006, the Committee reviewed alternative equity compensation practices and market trends in the use of equity compensation and approved an equity compensation methodology for fiscal year 2006 comprised of stock option grants and restricted stock awards with a five year vesting period. Key features of our 2006 equity compensation program include:

- Limiting the accounting expense, in accordance with GAAP, to 2% of fiscal year 2006 operating income, with the understanding that the accounting expense related to the equity compensation would rise annually, both with respect to awards in prior fiscal years and as a result of new equity awards in subsequent years.
- Mix of 75% stock option and 25% restricted stock award values, with the ability of our Chief Executive Officer to recommend adjustments to the mix of grants subject to the overall equity expense limitation. Stock option grants represent the larger portion of the equity compensation mix as we believe that stock options serve to align the interests of executives with our stockholders and focus management on increasing value for our stockholders.
- Stock option and restricted stock awards have pro-rata vesting over a five year period.
- The Committee also determined that, while it supports time-based vesting as a retention tool, in 2007, it intends to grant restricted stock awards with a performance-based vesting feature for 2007 performance. Restricted stock awards issued with performance-based vesting will have vesting established in accordance with the Stock Incentive Plan and applicable regulations, including Internal Revenue Code Section 162(m).

Equity compensation was approved by the Committee and issued on August 4, 2006 in the mix of 75% stock option and 25% restricted stock values. In determining equity compensation, the Committee reviewed the performance of our Chief Executive Officer and our Executive Chairman, and our Chief Executive Officer provided the Committee with his evaluation of the performance of our other executive officers. The stock option grants and restricted stock awards for our Named Executive Officers are set forth in the "Option Awards" and "Stock Awards" column of the Summary Compensation Table on page 25 of this Proxy Statement. While the Committee believed that our Executive Chairman was entitled to an award of equity compensation for 2006 performance, he elected to withdraw his name from consideration for an award.

The Compensation Committee anticipates that restricted stock and/or stock option awards to our officers will continue to be a component of executive compensation and will be reviewed regularly each fiscal year.

Indirect Compensation: Benefits and Perquisites

Executive officers participate in the employee benefit plans and programs that are generally available to all SI International employees, with the Company providing these benefits at no additional cost to the executive. Additionally, SI International's executive benefit programs and perquisites are designed to meet the general needs of our executive officers, provide retention value, and serve as a valuable attractor for experienced senior-level talent. We believe that the programs provided are highly prevalent at the executive level within the industry, and are necessary to sustain a fully competitive executive compensation program. The Compensation Committee reviews the perquisites that executives receive annually. The details of benefits and perquisites provided for our named executive officers are disclosed in the Summary Compensation Table and associated footnotes on page 25.

Other Executive Officer Compensation Actions

Hiring of Leslee Gault. On September 11, 2006, we appointed Ms. Leslee Gault as our Executive Vice President and Chief Marketing Officer. The Committee approved Ms. Gault's annual base salary of $250,000, a $30,000 signing bonus, the grant of stock options for 20,000 shares of our common stock and the grant of 1,500 shares of restricted stock. The stock option and restricted stock awards have pro-rata vesting over a five year period. We also entered into an employment agreement with Leslee Gault, which provides for certain post-termination payments and benefits, including in the event of a change of control, on the same terms as for our Mr. Gatanas and Ms. Stowers, which are described in more detail in the "Executive Employment Contracts and Potential Payments upon Termination or Change-in-Control" section of this Proxy Statement.

Tax and Accounting Considerations

We select and implement the elements of compensation for their ability to help us achieve the objectives of our compensation program and not based on any unique or preferential financial tax or accounting treatment. However, when awarding compensation, the Committee is mindful of the level of earnings per share dilution that will be caused as a result of the compensation expense related to the Committee's actions. In addition, Section 162(m) of the Internal Revenue Code generally sets a limit of $1.0 million on the amount of annual compensation (other than certain enumerated categories of performance-based compensation) that we may deduct for federal income tax purposes. While we have not adopted a policy requiring that all compensation be deductible and expect that we may pay compensation that is not deductible when necessary to achieve our compensation objectives, we consider the consequences of Section 162(m) in doing so. A portion of our future restricted stock awards are intended to be performance-based grants which are exempt from the deduction limits of Section 162(m).

Other Policies:

Employment Agreements and Change in Control

We have employment agreements with certain of our executives, including our Named Executive Officers, which provide for certain post-employment payments and benefits, including in the event of a change of control. These are discussed in more detail in the "Executive Employment Contracts and Potential Payments upon Termination or Change-in-Control" section of this Proxy Statement. We believe providing for these post-employment payments and other benefits is consistent with our overall compensation philosophy and serves as a valuable tool in retention of our executives.

Timing of Award Grants

SI International does not time, and has never timed, the grant of stock options in coordination with the release of material non-public information and has never back-dated any awards of stock options. We expect that annual awards to executive officers will be made at a regularly scheduled Committee meeting in the first fiscal quarter of each fiscal year. For corporate and accounting measurement purposes, the date of grant of an award to our executive officers under the Stock Incentive Plan is the date the Committee approves the award. In addition, the fair market value for an award is established as the closing price of the stock on the date of grant.

Delegation of Authority

Although our Chief Executive Officer may recommend to the Committee awards to our executive officers, the Committee is authorized to approve the grant of all awards, including to our executive officers, under the Stock Incentive Plan. The Chief Executive Officer is authorized by the Board of Directors to approve the issuance of stock and stock option grants for up to 10,000 shares under our Stock Incentive Plan to employees who are not executive officers of the Company or direct reports to the Chief Executive Officer. In addition, while we have retained a third party service provider to administer the day-to-day activities of the Stock Incentive Plan, the provider does not determine the recipient of awards, the amount of the awards granted to a participant, or any other terms of the awards (such as the exercise price of stock options).

Stock Ownership/Retention Guidelines

The Board believes that the number of shares of our stock owned by individual members of management is a personal decision, and encourages stock ownership.

REPORT OF THE COMPENSATION COMMITTEE

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporate future filings, including this Proxy Statement, in whole or in part, the Report of the Compensation Committee and the Comparative Stock Price Performance Graph, which is included in our Annual Report on Form 10-K, shall not be incorporated by reference into any such filings.

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

RESPECTFULLY SUBMITTED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

/s/ Edward Sproat
Edward Sproat, Chairman

/s/ James E. Crawford III
James E. Crawford, III

/s/ Dennis J. Reimer
Dennis J. Reimer, Member

/s/ John P. Stenbit
John P. Stenbit, Member

Dated: March 9, 2007

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation of the Chief Executive Officer, the Chief Financial Officer and our other three most highly compensated executive officers who served as executive officers at fiscal year-end 2006 (the "Named Executive Officers"):

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation (4) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
S. Bradford Antle . . . . . . President and Chief Executive Officer (Principal Executive Officer)	2006	$452,708	—	$9,104	$19,258	$213,850	—	$50,498(1)	$745,417
Thomas E. Dunn. . . . . . . EVP, Chief Financial Officer and Treasurer (Principal Financial Officer)	2006	$353,424	—	$5,853	$15,406	$166,530	—	$21,189(2)	$562,132
Ray J. Oleson . . . . Executive Chairman	2006	$329,085	—	—	—	$150,150	—	$31,343(3)	$510,578
Marylynn Stowers . . . . . . EVP, IT Solutions Group	2006	$240,153	$45,000	$3,902	$ 7,153	$119,438	—	$27,281(4)	$443,426
Harry D. Gatanas . . . . . . EVP, Strategic Programs Group	2006	$260,932	—	$3,902	$ 7,153	$121,713	—	$18,114(5)	$411,814

Column (d). The amounts listed in this column represent bonuses paid outside of an incentive plan arrangement, such as an executive signing bonus. In the case of Ms. Stowers, the amount listed represents a signing bonus paid to her in January 2006 as part of her hiring in December 2005.

Column (e). Amounts in this column represent the expense amount recognized by the Company for fiscal year 2006 calculated in accordance with FAS 123R. The Company's calculation of the expense amount for FAS 123R purposes is based a model that includes subjective assumptions, which are set forth in and discussed in more detail in the footnotes to the financials statements for the Company contains in its Annual Report on Form 10-K for the fiscal year 2006. The awards for which expense is shown in this table include the awards described in the Grants of Plan-Based Awards Table below.

Column (f). Amounts in this column represent the expense amount recognized by the Company for fiscal year 2006 calculated in accordance with FAS 123R. The amount was determined using the Black-Scholes Model. This model was developed to estimate the fair value of trade options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. As noted above, the assumptions are set forth in the financial statement footnotes to the Company's Annual Report on Form 10-K for fiscal year 2006. The awards for which expense is shown in this table include the awards described in the Grants of Plan-Based Awards Table below.

Column (g). Executive officers are eligible for non-equity incentive compensation in the form of cash bonuses that are based upon achievement of company, position and/or individual objectives in accordance with our Management Performance Incentive Plan. Cash bonuses under the Management Performance Incentive Plan are accrued in the fiscal year earned and paid in the following fiscal year. The amounts identified in this column were paid in February 2007. For a detailed description of our Management Performance Incentive Plan, see "Compensation Discussion and Analysis."

Column (h). The Company Non-Qualified Deferred Compensation Plan provides returns that match the returns on the funds in which the deferred amounts are invested and therefore, the Company does not believe that any portion of the return is deemed above market or preferential in nature.

(1) Includes approximately $23,131 in aggregate payments on an automobile lease and related expenses, approximately $4,752 in aggregated payments by the Company for club memberships, approximately $1,650 in the form of a stipend paid by the

Company for financial planning services, approximately $10,462 in aggregate payments by the Company in the form of matching contributions to Mr. Antle's 401(k) account, and approximately $9,620 in aggregate premiums representing coverage for life, medical, and other health benefits for Mr. Antle, which is based upon the premiums for such coverage that would have been paid by other employees of the Company for the same coverage.

(2) Includes approximately $4,710, in aggregate payments on an automobile lease and related expenses, approximately $1,000 in the form of a stipend paid by the Company for financial planning services, approximately $9,395 in aggregate payments by the Company in the form of matching contributions to Mr. Dunn's 401(k) account, and approximately $6,084 in aggregate premiums representing coverage for life, medical, and other health benefits for Mr. Dunn, which is based upon the premiums for such coverage that would have been paid by other employees of the Company for the same coverage.

(3) Includes approximately $15,652, in aggregate payments on an automobile lease and related expenses, approximately $2,147 in aggregated payments by the Company for club memberships, approximately $5,000 in the form of a stipend paid by the Company for financial planning services, approximately $3,500 in aggregate payments by the Company in the form of matching contributions to Mr. Oleson's 401(k) account, and approximately $5,044 in aggregate premiums representing coverage for life, medical, and other health benefits for Mr. Oleson, which is based upon the premiums for such coverage that would have been paid by other employees of the Company for the same coverage.

(4) Includes approximately $16,070, in aggregate payments on an automobile lease and related expenses, approximately $3,554 in aggregated payments by the Company for club memberships, approximately $3,757 in aggregate payments by the Company in the form of matching contributions to Ms. Stowers' 401(k) account, and approximately $4,400 in aggregate premiums representing coverage for life, medical, and other health benefits for Ms. Stowers, which is based upon the premiums for such coverage that would have been paid by other employees of the Company for the same coverage.

(5) Includes approximately $14,124, in aggregate payments on an automobile lease and related expenses, approximately $2,560 in aggregated payments by the Company for club memberships, and approximately $1,430 in aggregate premiums representing coverage for life, medical, and other health benefits for Mr. Gatanas, which is based upon the premiums for such coverage that would have been paid by other employees of the Company for the same coverage.

Grants of Plan-Based Award

The following table sets forth information concerning grants of plan-based awards to the Named Executive Officers during fiscal year 2006:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (*)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
S. Bradford Antle..........	8/4/2006	—	$235,000	$470,000	—	—	—	3,500	17,500	$28.61	$100,135
	8/4/2006			—	—	—					219,000
Thomas E. Dunn	8/4/2006	—	$183,000	$366,000	—	—	—	2,250	14,000	$28.61	64,373
	8/4/2006				—	—	—	—			175,280
Ray J. Oleson	—	—	$165,000	$330,000	—	—	—	—	—	—	—
Marylynn Stowers	8/4/2006	—	$131,250	$262,500	—	—	—	1,500	6,500	$28.61	42,915
	8/4/2006			—	—	—					81,380
Harry D. Gatanas	8/4/2006	—	$133,750	$267,500	—	—	—	1,500	6,500	$28.61	42,915
	8/4/2006				—	—	—				81,380

Columns (c), (d), and (e) represent the amounts that could have been paid at threshold, target and maximum performance levels for fiscal year 2006 under our Management Performance Incentive Plan, and the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table sets forth the actual amounts paid under Management Performance Incentive Plan for fiscal year 2006. For a detailed description of our Management Performance Incentive Plan, see "Compensation Discussion and Analysis."

Columns (f), (g), (h), (k), and (l) represent equity grants to the Named Executive Officers made under the Stock Incentive Plan.

Columns (i) represents the number of shares of restricted stock granted to the named recipient during fiscal year 2006. The named recipient is entitled to vote the shares of restricted stock, and the shares of restricted stock incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period)

Columns (j) represents the number of options for shares of common stock granted to the named recipient during fiscal year 2006. The stock option awards become exercisable in five equal annual installments each year beginning on the first anniversary of the grant date, unless vesting is accelerated based upon a designated change-of-control event.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock and stock option awards held by the Named Executive Officers as of the end of fiscal year 2006:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
S. Bradford Antle	40,406	—		$14.00	11/11/2012				
	9,065	—		14.00	11/11/2012				
	45	—		14.00	11/11/2012				
	34,780	—		16.43	1/15/2014				
	25	—		20.55	7/9/2014				
	15,500	—		26.20	2/3/2015				
	50,000	—		29.74	10/6/2015				
		17,500		28.61	8/4/2016				
						3,500	$113,470		
Thomas E. Dunn	4,924	—		$14.00	11/11/2012				
	8,700	—		16.43	1/15/2014				
	20,000	—		16.43	1/15/2014				
	25	—		25.01	4/19/2014				
	12,500	—		26.20	2/3/2015				
	20,000	—		29.74	10/6/2015				
		14,000		28.61	8/4/2016				
						2,250	$ 72,945		
Ray J. Oleson	11	—		$ 9.27	12/31/2011				
	65	—		14.00	11/11/2012				
	92,959	—		14.00	11/11/2012				
	1	—		11.19	1/31/2013				
	32,160	—		16.43	1/15/2014				
	25	—		25.18	10/14/2014				
	22,000	—		26.20	2/3/2015				
						—			
Marylynn Stowers	45,000	—		$30.57	12/30/2015				
		6,500		28.61	8/4/2016				
						1,500	$ 48,630		
Harry D. Gatanas	45,000	—		$31.24	8/8/2015				
		6,500		28.61	8/4/2016				
						1,500	$ 48,630		

Column (b)— Stock option awards become exercisable in five equal annual installments each year beginning on the first anniversary of the grant date, unless vesting is accelerated based upon a designated change of control event.

Column (g)—All shares subject to stock awards are entitled to vote, and incrementally vest over a period of five (5) years from the date of grant (with unvested shares being subject to the risk of forfeiture during the vesting period)

Option Exercises and Stock Vested

The following table sets forth information concerning stock options exercised by the Named Executive Officers and vesting of stock awards to the Named Executive Officers during fiscal year 2006:

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
S. Bradford Antle	30,000	$1,024,931(1)	—	$ —
Thomas E. Dunn	27,000	911,169(2)	—	—
Ray J. Oleson	—	—	—	—
Marylynn Stowers	—	—	—	—
Harry D. Gatanas	—	—	—	—

(1) This amount reflects the aggregate value of the shares acquired on exercise. The net value received by Mr. Antle, after accounting for the portion of the value attributable to the exercise price paid by him, was $655,973.

(2) This amount reflects the aggregate value of the shares acquired on exercise. The net value received by Mr. Dunn, after accounting for the portion of the value attributable to the exercise price paid by him, was $533,169.

The Company does not have, and the Named Executive Officers do not participate in, any pension plans.

Non-Qualified Deferred Compensation

The following table sets forth information concerning deferrals of compensation to any non-tax qualified defined contribution or other plan by the Named Executive Officers during fiscal year 2006:

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
S. Bradford Antle	$ 13,000	$—	$ 9,271	$—	$ 77,317
Thomas E. Dunn	$155,500	$—	$38,229	$—	$342,746
Ray J. Oleson	$ —	$—	$39,180	$—	$482,123
Marylynn Stowers	$ —	$—	$ —	$—	$ —
Harry D. Gatanas	$ —	$—	$ —	$—	$ —

Named Executive Officers participating in the Company's Non-Qualified Deferred Compensation Plan are entitled to defer compensation, including base salary, bonus, and amounts received under our Management Performance Incentive Plan. With respect to amounts deferred under the plan after December 31, 2004, Named Executive Officers participating in the plan are not entitled to receive a distribution from the plan earlier than six (6) months following the severance from service to the Company. Named Executive Officers participating in the plan may withdraw money from their individual account under certain conditions, including the following:

- Interim Distributions—A Named Executive Officer can sign a compensation deferral agreement designating a date in the future for receipt of money in their individual account, which date can be 5, 7, or 10 years from the end of the taxable year to which the deferral election applies.
- Unforeseeable Emergency—In the case of an unforeseeable financial emergency, as determined in the sole discretion of the plan administrator, the administrator may pay amounts from an individual's account determined to be necessary to satisfy the emergency.
- Election to Receive—A Named Executive Officer can make an elective withdrawal for amounts deferred prior to January 1, 2005 subject to a withdrawal penalty and further subject to non-participation in the plan for the remainder of that taxable year.
- Plan Termination—In the event of plan termination, a Named Executive Officer may receive a lump sum distribution from his or her individual account.
- Change in Control—A Named Executive Officer may receive a lump sum distribution in the event of a change in control, as defined by the plan.

Column (b)—The contributions reflected in this column for each Named Executive Officer are included in the "Salary" and/or "Non-Equity Incentive Compensation" column of the Summary Compensation Table as follows:

Name	Salary	Non-Equity Incentive Compensation	Total
S. Bradford Antle ...	—	$ 13,000	$ 13,000
Thomas E. Dunn	—	$155,000	$155,000

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the securities authorized for issuance under *SI International's* equity compensation plans as of December 30, 2006:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (*)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options, warrants and rights)
Equity compensation plans approved by security holders	1,500,505	$22.33	798,471
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,500,505	$22.33	798,471

* The number of shares of our common stock reserved for issuance under the Stock Incentive Plan as of December 30, 2006 was 2,920,000.

Executive Employment Contracts and Potential Payments upon Termination or Change-in-Control

In July 2002, we entered into Executive Employment Agreements with S. Bradford Antle, Ray J. Oleson, and Thomas Dunn. In November 2005, we entered into an Executive Employment Agreement with Harry D. Gatanas. In January 2006, we entered into an Executive Employment Agreement with Marylynn Stowers. Messrs. Antle, Oleson, Dunn, and Gatanas, and Ms. Stowers are collectively referred to herein as the "Executives" and each, an "Executive."

Pursuant to the terms of these agreements, each Executive's employment extends until July 1st and is automatically extended for additional one-year terms unless Company or the Executive provides written notice that such party does not wish to extend the term of the Agreement no later than ninety (90) calendar days prior to the end of such term. Each agreement contains severance provisions that provide for payment to the Executive upon the occurrence of certain events, including death or disability, termination by the Company without "cause" or by the Executive for "Constructive Termination" (including without limitation in the event of a "Change of Control"), and termination upon the non-renewal of the employment agreement. In the event the Executive is terminated by the Company for "cause" or the Executive terminates the agreement without "Constructive Termination," the Executive is entitled to his accrued salary and benefits prior to the date of termination.

The agreement also contains severance provisions that call for payment to the Executive of the following amounts in the event that (i) he or she is terminated without "cause," (ii) he or she resigns for "Constructive Termination," (iii) he or she dies or becomes disabled, or (iv) his or her employment agreement terminates at the end of its term because the Company provides notice prior to the end of the term that it does not intend to extend the agreement:

- accrued and unpaid salary through the date of termination;
- a cash payment equal to 100% of his or her annual salary in effect immediately prior to the termination;
- a cash payment equal to 100% of the performance-based bonus which was earned (but has not yet received) by the Executive for the fiscal year preceding the termination and a pro-rata bonus, to the

date of termination, for any performance-based bonus that the Executive would have earned for the fiscal year in which the termination occurs;

- for a period of one year after termination, the Company shall administer and pay for the Executive's life, disability, accident and health insurance benefits substantially similar to those which the Executive received prior to the Termination; and
- in the event of such a termination within one year (24 months in the case of Messrs. Antle, Oleson, and Dunn) of the date of a definitive agreement for a "change of control" that is subsequently consummated, full vesting of the Executive's stock and stock option awards that have not yet become vested.

"Cause" is defined in each Executive's agreement as:

- A good faith finding by the Board or the Chief Executive Officer that the executive officer (w) has been convicted of a felony, (x) has been convicted of a misdemeanor (excluding traffic violations) to the extent such conviction could reasonably be considered to compromise our best interests or render the executive officer unfit or unable to perform its services and duties hereunder, (y) has committed any other act or omission involving dishonesty, disloyalty or fraud with respect to us or our customers or suppliers, or (z) has committed an act involving unlawful or disreputable conduct in the context of the executive officer's employment which is likely to be harmful to us or our reputation;
- The continued failure by the executive officer to perform its duties in all material respects or a material breach for the Company or any of its Subsidiaries continuing for a period of 45 days following a demand for such performance by the Board or the Chief Executive Officer or a material breach by the Executive of its obligations under this Agreement continuing uncured (if curable) for a period of 45 days following notice from the Board or the Chief Executive Officer (other than any such failure or breach resulting from the Executive incapacity due to physical or mental illness), which demand shall identify in reasonable detail the manner that the Executive has not performed its duties or has breached its obligations (as applicable) and give the Executive an opportunity to respond; or
- A good faith finding by the Board or the Chief Executive Officer that the Executive engaged in (x) misconduct materially injurious to us or our reputation or (ii) gross negligence or willful misconduct which has a material adverse effect on us.

"Change of Control" is defined in each Executive's agreement as having been deemed to occur if:

- there shall be consummated (x) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Stock immediately prior to the merger hold more than fifty percent (50%) of the voting power of the surviving corporation immediately after the merger, or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or
- the stockholders of the Company shall approve any plan or proposal for liquidation or dissolution of the Company, or
- any person (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) who, on the date of this Agreement, does not own five percent (5%) or more of the Company's outstanding Common Stock on a fully-diluted basis (a "5% Owner") and is not controlling, controlled by or under common control with any such 5% Owner,

shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of fifty percent (50%) or more of the Company's outstanding Common Stock other than pursuant to a plan or arrangement entered into by such person and the Company, or

- within any twenty-four (24) month period, the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended.

"Constructive Termination" is defined in each Executive's agreement as the occurrence, without the Executive's written consent, of any of the following circumstances unless such circumstances are fully corrected prior to the Date of Termination specified in the Notice of Termination given in respect thereof:

- The relocation of the Executive's principal place of employment to a location outside of the Washington, D.C. metropolitan area or the Company's requiring the Executive to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company's business to an extent substantially consistent with the Executive's present business travel obligations; or
- The failure by the Company to pay to the Executive any portion of the Executive's then Base Salary or allocated bonus, incentive or other form of compensation or to pay to the Executive any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven (7) days of the date such compensation is due; or
- A material breach of this Agreement by the Company.

The Executive's right to terminate the Executive's employment as a result of Constructive Termination shall not be affected by the Executive's incapacity due to physical or mental illness. The Executive's right to terminate the Executive's employment as a result of a Constructive Termination must be exercised within twenty (20) days after the Executive becomes aware of the occurrence of any circumstance constituting Constructive Termination hereunder.

The amount of compensation payable to each Named Executive Officer upon any termination is shown below. All estimates are based on an assumed termination date of December 29, 2006. The actual payments due on terminations occurring on different dates could materially differ from the estimates in the table.

Termination by the Company without Cause;
Termination by Executive based upon Constructive Termination;
Termination in the event of Death or Disability;
Termination upon Expiration of the Employment Agreement due to Company Election Not to Extend

Name	Severance Amount (1)	Early Vesting of Stock Awards (2)	Other (3)	Total (4)
S. Bradford Antle	$683,850	$180,145	$16,990	$880,985
Thomas E. Dunn	532,530	126,285	10,774	669,589
Ray J. Oleson	480,150	—	10,774	490,924
Marylynn Stowers	381,938	73,395	16,990	472,323
Harry D. Gatanas	389,213	73,395	1,428	464,036

(1) Represents a cash payment of 100% of the annual salary payable to the Executive and 100% of the bonus that would have been earned by the Executive as of such date, the latter of which was based upon the Company's actual bonus payment for performance for fiscal year 2006.

(2) Represents the value of the stock and stock option awards held by the Executive and unvested as of December 29, 2006. In the case of stock awards, the value of the unvested awards is the number of unvested shares multiplied by the closing market price of the Company's stock on December 29, 2006. In the event of stock option awards, the value of the unvested awards is the number of unvested shares multiplied by the difference between the closing market price of the Company's stock on December 29, 2006 and the exercise price for each such option award. The amounts in this column apply and would be received by the Executive if the termination occurs within one year (24 months in the case of Messrs. Antle, Oleson and Dunn) following the execution of a definitive agreement for a Change of Control, which transaction is subsequently consummated.

(3) Represents coverage provided by the Company for life, disability, accident and health insurance benefits substantially similar to those which the Executive received as of December 29, 2006, and the amounts represent the cost that would be incurred by the Company for providing such coverage.

(4) Represents the maximum amount that the Executive can receive, including in the event the Executive is entitled to full vesting of his or her stock and stock option awards in the event of a termination occurring within one year (24 months in the case of Messrs. Antle, Oleson and Dunn) following the execution of a definitive agreement for a Change of Control, which transaction is subsequently consummated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 2006, the Company adopted a new policy regarding review of related party transactions. The policy requires disclosure and review of any transactions or proposed transactions that involves any Director, nominee for Director, executive officer, or holder of more than five percent of any class of Company securities, by the individual or his or her immediate family members. Prior to the entering into any such transaction (including any transactions that may be subject to the provisions of Item 404 of Regulation S-K under the Exchange Act), the proposed transaction shall be disclosed to the Audit Committee. The materiality of any interest is to be determined on the basis of the significance to the Company and to stockholders in light of all the circumstances of the particular case. The importance of the interest to the person having the interest, the relationship of the parties to the transaction with each other and the amount involved in the transaction are among the factors to be considered in determining the significance of the transactions. After reviewing all the material facts as to such person's relationship or interest in the transaction, the Audit Committee may in good faith authorize the transaction by the affirmative votes of a majority of the disinterested directors serving on the Audit Committee.

The Company has entered into indemnity agreements with certain of its executive officers and each of its Directors, which provide, among other things, that the Company will indemnify such officer or Director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a Director or executive officer of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws. These agreements are in addition to the indemnification provided to the Company's officers under its Bylaws in accordance with Delaware law.

REPORT OF THE AUDIT COMMITTEE

The following report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall it be incorporated by reference into any filing by SI International under the Securities Act or the Exchange Act.

Duties, Powers and Responsibilities. All four (4) of the Audit Committee members are independent and financially literate, as defined by the charter of the Audit Committee, the applicable Securities and Exchange Commission rules, and the listing standards of the Nasdaq National Market. In accordance with a written charter adopted by the Board, the Audit Committee assists the Board in fulfilling its responsibility for overseeing the quality and integrity of *SI International's* financial reporting processes. A current copy of the Audit Committee Charter is available at the "Investor" section of the Company's website located at www.si-intl.com and in print, free of charge, to any stockholder who requests it. Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States, issuing a report on those consolidated financial statements, and issuing an attestation report on management's assessment of the Company's internal control over financial reporting. The Audit Committee is responsible for monitoring and overseeing these processes. The Audit Committee met five times during fiscal year 2006.

Review and Discussions with Management and Independent Registered Public Accounting Firm. In fulfilling its responsibilities set forth in the Audit Committee Charter, the Committee has accomplished the following:

1. It has reviewed and discussed the audited financial statements for fiscal year 2006 with management.
2. It has discussed with its independent accountants, Ernst & Young LLP, the matters required to be discussed by Statements on Auditing Standards (SAS) 61 (Codification of Statements on Accounting Standards), as amended through March 9, 2007, which includes, among other items, matters related to the conduct of the audit of our financial statements.
3. It has received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board's Standard No. 1 (Independence Discussions with Audit Committee), as amended through March 9, 2007, which relates to the accountant's independence from us and our related entities.
4. It has discussed with Ernst & Young LLP their independence from us under Independence Standards Board's Standard No. 1 (Independence Discussions with Audit Committee).

Conclusion. Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2006 for filing with the Securities and Exchange Commission.

RESPECTFULLY SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS,

/s/ Charles A. Bowsher

Charles A. Bowsher, Chairman

/s/ Maureen A. Baginski

Maureen A. Baginski, Member

/s/ General R. Thomas Marsh

General R. Thomas Marsh (USAF, Retired), Member

/s/ Edward Sproat

Edward Sproat, Member

Dated: March 9, 2007

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(PROPOSAL 2)

Independent Registered Public Accounting Firm For 2007

The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP as SI International's independent registered public accounting firm for the current fiscal year. Ernst & Young LLP has served as SI International's independent registered public accounting firm since May 30, 2002. Stockholder ratification of the Board of Directors' selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by law, by the Company's bylaws or otherwise. However, the Company is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. In such event, the Audit Committee may retain Ernst & Young LLP, notwithstanding the fact that the stockholders did not ratify the selection, or select another nationally recognized accounting firm without re-submitting the matter to the stockholders. Even if the selection is ratified, the Audit Committee reserves the right in its discretion to select a different nationally recognized accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

If a quorum is present and no stockholder has exercised cumulative voting rights, the appointment of the registered independent public accounting firm will be ratified by a majority of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the ratification of the appointment of the registered independent public accounting firm. Abstentions and broker non-votes have no effect on the vote.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for fiscal years 2006 and 2005, and fees billed for other services rendered by Ernst & Young LLP during those periods.

Fees	Fiscal Year 2006	Fiscal Year 2005
Audit Fees (1)	$847,710	$708,405
Audit-Related Fees (2)	406,236	192,979
Tax Fees (3)	110,578	123,670
All Other Fees (4)	—	—

(1) Audit Fees—These are fees for professional services rendered by Ernst & Young LLP in connection with the audit of the Company's financial statements and management's assessment of the effectiveness of internal control over financial reporting, including review of financial statements included in the Company's 10-Q filings, and services that are normally provided in connection with statutory and regulatory filings or engagements, such as 8-K filings.

(2) Audit-Related Fees—These are fees for assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the Company's financial statements. This includes: employee benefit plan audits; due diligence in connection with potential mergers and acquisitions; consulting on financial accounting/reporting standards, and attest services not required by statute or regulation.

(3) Tax Fees—These are fees for professional services performed by Ernst & Young LLP with respect to tax compliance, tax advice and tax planning. This includes: preparation of original and amended tax returns for the Company and its consolidated subsidiaries; refund claims; payment planning; tax audit assistance; and tax work stemming from "Audit-Related" items.

(4) All Other Fees—These are fees for other permissible work performed by Ernst & Young LLP that does not meet the above category descriptions.

Audit, Audit-Related and Non-Audit services provided by our independent registered public accounting firm, Ernst & Young LLP, are subject to a policy of the Company regarding the Pre-Approval of Audit and Non-Audit Services. The Audit Committee monitors audit services engagements, reviews such engagements at least quarterly, and approves any changes in the terms, conditions, fees, or scope of such engagements. The Audit Committee has pre-approved certain services, including the following:

- services associated with registration statements, periodic reports and other documents filed with the SEC, and services related to securities offerings and responses to SEC comment letters (e.g., consents and comfort letters);
- consultations and assistance related to accounting, financial reporting or disclosure matters, and the actual or potential impact of final or proposed rules, standards of interpretation by the SEC, FASB, or other regulatory or standard-setting bodies;
- audit related services; and
- tax services.

The following services require specific pre-approval of the Audit Committee:

- annual audit services engagement, terms and fees, including required quarterly reviews;
- attestation engagement for the independent registered public accounting firm's report on management's report on internal control for financial reporting; and
- audit of 401(k) plan(s) for the fiscal year end.

In accordance with SEC rules and regulations, the following services will not be provided by the independent registered public accounting firm:

- bookkeeping or other services related to the accounting records or financial statements of the Company;
- financial information systems design and implementation;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing;
- management functions;
- human resources;
- broker-dealer, investment adviser or investment banking services;
- legal services; and
- expert services unrelated to the audit.

A copy of this policy is available on our website, www.si-intl.com, and is also available in print, free of charge, to any stockholder who requests it.

Each year, the independent registered public accounting firm's retention to audit the Company's financial statements, including the associated fee, is approved by the Audit Committee and the appointment of the independent registered public accounting firm is presented to the stockholders for ratification. The Audit Committee of the Board of Directors believes that the provision of services by Ernst & Young LLP is compatible with maintaining such auditor's independence.

During the course of the fiscal year and in accordance with this policy, the Audit Committee will evaluate known potential engagements of the independent registered public accounting firm, including the scope of work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent registered public accounting firm's independence from management.

OUR AUDIT COMMITTEE AND BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

DEADLINE FOR STOCKHOLDER PROPOSALS

Pursuant to Securities Exchange Act Rule 14a-8(e), proposals of stockholders intended to be presented at the 2008 Annual Meeting of Stockholders must be received by the Secretary of the Company at our principal executive offices at 12012 Sunset Hills Roads, Restón, Virginia 20190, not later than January 22, 2008 for inclusion in the proxy statement for that meeting. Under our Bylaws, a stockholder must comply with certain procedures to nominate persons for election to the Board of Directors or to propose other business to be considered at an Annual Meeting of stockholders. These procedures provide that stockholders desiring to make nominations for Directors and/or to bring a proper subject before a meeting must do so by notice timely delivered to the Secretary of the Company. The Secretary of the Company generally must receive notice of any such proposal not less than 45 days or more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's Annual Meeting of stockholders. In the case of proposals for the 2008 Annual Meeting of Stockholders, assuming the meeting is held within 30 days of the anniversary of the 2007 Annual Meeting of Stockholders, the Secretary of the Company must receive notice at our principal executive offices in Reston, Virginia not earlier than March 4, 2008 and not later than (a) April 3, 2008 other than proposals intended to be included in the proxy statement and form of proxy, which, as noted above, the Company must receive by January 22, 2008. If the 2008 Annual Meeting of Stockholders is not held within 30 days of the anniversary of the 2007 Annual Meeting of Stockholders, the Secretary of the Company must receive notice of any proposal at our principal executive offices in Reston, Virginia no later than the later of the 90th day prior to the 2008 Annual Meeting of Stockholders or the 10th day following the day that the notice of the 2008 Annual Meeting of Stockholders was mailed or public disclosure was made.

Generally, such stockholder notice must set forth:

- as to each nominee for Director, all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as Directors under the proxy rules of the SEC,
- as to any other business, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and
- as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of the stockholder (as they appear in the Company's books) and beneficial owner, (ii) the class and number of shares of the Company that are owned beneficially and of record by the stockholder and the beneficial owner, and (iii) whether either the stockholder or the beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Company's voting stock required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Company's voting stock to elect the nominee or nominees.

A copy of the Company's Bylaws is available in print free of charge to any stockholder who requests it.

Management proxies will be authorized to exercise discretionary authority with respect to any stockholder proposal not included in our proxy materials unless (i) assuming the meeting is held within 30 days of the anniversary of the 2006 Annual Meeting of Stockholders we receive notice of such proposal by the later of the 45th day prior to such Annual Meeting and (ii) the conditions set forth in Rule 14a-4(c)(2)(i)-(iii) under the Exchange Act are met.

ADDITIONAL INFORMATION

Management knows of no matters that are to be presented for action at the Annual Meeting other than those set forth above. If any other matters properly come before the Annual Meeting, the persons named in the enclosed form of proxy will vote the shares represented by proxies in accordance with their best judgment on such matters.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Directors, officers and certain persons who own more than 10% of our common stock to file with the Securities and Exchange Commission reports concerning their beneficial ownership of our equity securities. These persons are required to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on our review of the copies of such forms received by us from our Directors, officers and greater than 10% beneficial owners, all of these reports were filed on a timely basis. There were, however, an amended Form 5 filing for Mr. James Crawford III, and amended Forms 4 and 5 filings for Mr. Walter Florence. These filings were made to clarify ownership rights, set out in previously filed Forms 4 and 5, of Frontenac Company for shares of the Company's common stock beneficially owned by each Director. We believe that all Directors and officers of SI International subject to Section 16(a) reporting are current in their reporting obligations thereunder, except as noted above.

By Order of the Board,

Ray J. Oleson

RAY J. OLESON
Chairman of the Board of Directors

Reston, Virginia
April 10, 2007

Stockholder Information

Stock Listing

SI International's common stock trades on The NASDAQ Global Select Market under the symbol "SINT."

Corporate Headquarters

SI International, Inc.
12012 Sunset Hills Road, Suite 800
Reston, VA 20190
703-234-7000

Stockholder Services

Questions concerning registered stockholder accounts, including name or address changes and transfers, should be directed to our transfer agent:

American Stock Transfer & Trust Company
Attn: Shareholder Services
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

Independent Registered Public Accounting Firm

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Annual Meetings

The 2007 Annual Meeting of stockholders will be held at 8:00 a.m. (EDT) on Friday, June 22, 2007 at:

The Tower Club at Tysons Corner
8000 Towers Cresent Drive, Suite 1700
Vienna, VA 22182

Annual Report on Form 10-K

Copies of *SI International's* 2006 Form 10-K filed with the Securities and Exchange Commission may be obtained at no charge by calling *SI International's* Investor Relations Department at 703-234-6900 or by sending an email to: investors@si-intl.com

Additional Information

SI International's Web site (www.si-intl.com) contains information such as corporate news releases, management profiles, corporate governance, financial results, and SEC filings. Inquiries for additional investor information should be directed to:

Alan Hill
Vice President
Corporate Communications & Investor Relations
703-234-6854
alan.hill@si-intl.com



SI INTERNATIONAL

END

12012 Sunset Hills Road, Suite 800
Reston, Virginia 20190

www.si-intl.com